

GABELLI

ASSET MANAGEMENT INC.



Research Driven Growth

2004 ANNUAL REPORT

GAMCO
Investors, Inc.

Research Driven Growth

2004 ANNUAL REPORT

GAMCO
Investors, Inc.

Research Driven Growth

2004 ANNUAL REPORT

– Creating Wealth Through Research –
Mission Statement

To **earn a superior risk-adjusted return for our clients** over the long-term by providing value-added products through our proprietary Private Market Value (PMV) with a Catalyst fundamental research.

By **earning returns for our clients,** we will be earning returns for all our stakeholders:

- Our Shareholders
- Our Professional Staff

Our First 25 Years

We started Gabelli in 1977 employing, what was at the time, a rather unconventional approach to equities valuation. In the 1960s and early 1970s, Wall Street and the overwhelming majority of investment advisers focused almost exclusively on the growth of net profits expressed as earnings per share. We added to this metric a far better barometer of a company's value: free cash flow, defined by us as earnings before interest, taxes, depreciation, and amortization (EBITDA) minus capital expenditures. We also looked for a "catalyst", an element of change that would surface value and help us earn a superior rate of return on our investment. We labeled our approach "Private Market Value (PMV) with a Catalyst" investing, and in the intervening twenty-five years it has generated excellent absolute returns for our clients and has become the standard operating procedure for a generation of value investors. We encourage you to "invest with us."

GAMCO Investors, Inc.
Broadening and Strengthening Our Brand

We are undertaking initiatives to enhance long-term shareholder value. As part of this, our Board of Directors will recommend a change in the corporate name from Gabelli Asset Management Inc. to GAMCO Investors, Inc. ("GAMCO"). Our ticker symbol on the New York Stock Exchange will remain GBL.

Since inception in 1977, GAMCO has been the name of our asset management business, representing our institutional and high net worth effort. We believe changing our corporate name to GAMCO helps us achieve our vision for assets entrusted to us, that is, to earn a superior return for our clients by providing various value-added (alpha) products. GAMCO is a more encompassing parent company name, and more appropriately represents the various investment strategies, philosophies, and asset management brands contributing to the continued growth of our company. The Gabelli brand will continue to represent our absolute return, research driven value style that focuses on our unique Private Market Value with a Catalyst™ investment approach.

– GROWTH –
Building Blocks

Financial Highlights

(in thousands except assets under management and per share data)

	December 31,											CAGR[a]
	Pre IPO											12/31/94-
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	12/31/04
Assets under management (in millions, at period end)	$ 7,983	$ 9,279	$ 9,525	$ 13,297	$ 16,300	$ 21,934	$ 23,551	$ 24,761	$ 21,249	$ 27,559	$28,659	13.6%
Income Statement Data [b]:												
Revenues	$81,445	$89,310	$98,168	$105,276	$138,187	$176,262	$233,918	$224,414	$209,959	$207,437	255,163	12.1
Operating income before management fee[c]	31,465	33,242	40,015	43,115	59,215	75,508	100,210	104,773	99,195	83,716	110,085	13.3
Net income	14,222	16,391	18,182	21,323	28,695	45,694[d]	57,995	61,098	53,312	49,844	62,559	16.0
Net income per share - *diluted*	$ 0.59	$ 0.68	$ 0.76	$ 0.89	$ 1.20	$ 1.53[d]	$ 1.94	$ 2.03	$ 1.76	$ 1.65	$ 2.06	13.6
Year end shares outstanding	24,000	24,000	24,000	24,000	24,000	29,699	29,519	29,828	29,881	30,050	28,837	

(a) CAGR-Compound Annual Growth Rate. (b) Based on adjusted historical financial information. (c) See Notes on Non-GAAP Financial Measures on page 13 (Note A). (d) See Notes on Non-GAAP Financial Measures on page 13 (Note C).


Revenues
$81
$89
$98
$105
$138
$176
I P O
$234
$224
$210
$207
$255
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
$ in millions


Operating Income
$31
$33
$40
$43
$59
$76
I P O
$100
$105
$99
$84
$110
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
$ in millions


EPS Growth
$0.59
$0.68
$0.76
$0.89
$1.20
$1.53
I P O
$1.94
$2.03
$1.76
$1.65
$2.06
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

– Since the IPO –


GBL vs. S&P 500
Growth of $10,000 Since the IPO
GBL
$28,769
187.7% Ttl. Ret.
S&P 500
$10,727
7.3% Ttl. Ret.
$10,000
IPO*
2004
*IPO Date Feb 11, 1999

Since the IPO
Assets Under Management

Feb. 11, 1999	Dec. 31, 2004	% Change
$16.4	**$28.7**	**+75%**

$ in billions

Since the IPO

	Feb. 11, 1999	Dec. 31, 2004
Relationship Centers	2	8
Products	39	60
Portfolio Managers	7	17
Analysts	10	22
Marketing	38	71

GABELLI = VALUE

Investment Partnerships:
914-921-5135
F. William Scholz, II
www.gabelli.com/alternatives

Private Accounts:
914-921-5084
Paul M. Swirbul
www.gabelli.com/gamco

Institutional Accounts:
914-921-5237
Christopher C. Desmarais
www.gabelli.com/gamco

Mutual Funds:
800-GABELLI
Jason G. Swirbul
www.gabelli.com/funds

– Absolute Returns –

GABELLI ABC FUND

11 YEARS

According to Lipper Inc., **Gabelli ABC Fund** is one of only three equity oriented funds (among 1610 funds) which have had positive total returns in each of the last eleven calendar years.

Gabelli ABC Fund is a **no-load**, open-end, non-diversified, management investment company whose investment objective is to achieve total returns that are attractive to investors in various market conditions without excessive risk of capital. Investments will be made based on management's perception of their potential for capital appreciation.


GABELLI ABC FUND
9.1%
4.5%
11.1%
7.9%
12.7%
11.1%
9.0%
10.8%
4.6%
0.9%
0.3%
1.9%
1993*
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Past performance is no guarantee of future results. *1.93%, 4.57%, 7.43%, and 7.55% are the one year, five year, ten year and life of Fund average annual returns for the Gabelli ABC Fund through December 31, 2004. The average annual returns and total returns shown above are historical and reflect changes in share price, reinvested dividends and capital gains and are net of expenses. Investment returns and the principal value of an investment will fluctuate. When shares are redeemed, they may be worth more or less than their original cost. Results for 2002, 2003 and 2004 would have been lower if certain fees had not been waived since April 2002. Current performance may be lower or higher than the performance data presented. Visit www.gabelli.com for performance information as of the most recent month end. To obtain a prospectus and current performance, contact Gabelli & Company, Inc., the distributor, at 800-GABELLI. Investors should consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains more complete information about this and other matters and should be read carefully before investing. The Fund is closed to new investors except for those who purchase directly through the Distributor, Gabelli & Company, and the Fund's Transfer Agent. Lipper Inc. is a nationally recognized organization which tracks performance of all registered investment companies. *From commencement of operations on 5/14/93.*

– Invest With Us –

Over our 27 years of investing, GAMCO's (Gabelli Asset Management Company) institutional accounts, managed in our traditional Gabelli value style have earned outstanding performance results. Our composite returns have exceeded the S&P 500 by approximately 5.0% on an annualized basis, with less market volatility risk as measured by our beta of 0.77. Our returns have been positive in 23 out of 27 years, while capturing substantially all of the upside in bull markets and limiting the downside during bear markets. Consultants and plan sponsors refer to this as creating "alpha". We refer to this achievement as creating and preserving wealth for our clients by delivering a truly value-added offering, with low portfolio turnover which is highly tax efficient. Our institutional portfolios typically hold fewer stocks than the S&P 500, with an average market capitalization of $7.5 billion, and an initial investment which generally exceeds $5 million.


Gabelli Asset Management Company
Twenty Seven Year Gabelli Value Investment Record
1977 – 2004
Compounded Annual Return
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
4.2%
6.2%
9.5%
13.3%
18.4%
19.3%
Inflation
U.S. T-Bills
30 Year U.S. Treasury Bond
S&P 500
GAMCO(a) (Net of Fees)
GAMCO (a) (Gross)
(a) GAMCO = Gabelli Value.

– Expressed Another Way –

Gabelli Value: 1977 - 2004

	Gabelli	S&P 500	Russell 2000	CPI + 10
Number of Up Years	23	22	19	
Number of Down Years	4	5	7	
Years GAMCO Beat Index[a]		17	17	17
Total Return (CAGR)	18.4%[a]	13.3%	13.5%	14.2%
Total Return	9,761%[a]	2,886%		
Number of Stocks	80	500	2000	
Median Market Capitalization	$2.1 bn	$10.6 bn	$561 mm	
Mean Market Capitalization	$7.5 bn	$22.6 bn	$703 mm	
Beta	0.77			


Gabelli Value
Growth of $1 Million Invested
Gabelli Value
$99,000,000
S&P 500
$30,000,000
$1,000,000
1977
2004
Gabelli = GAMCO = Value


Performance 1997-2004
Gabelli Value vs. S&P 500 Index
- Up Market -
- Down Market -
- Up Markets -
30.6%
27.6%
2000-2002 CAGR
4.4%
14.6%
33.9%
28.7%
17.8%
10.9%
Gabelli
S&P 500
1997-1999 CAGR
2003
2004

Footnotes

Past performance is no guarantee of future results. *The GAMCO Value composite represents fully discretionary, tax-exempt accounts managed for at least one full quarter and meeting minimum account size requirements. The minimum size requirement for inclusion in 1985 was $500,000; 1986, $1 million; and 1987 and thereafter, $5 million. The performance calculations include accounts under management during the respective periods. As of 12/31/04, the GAMCO Value composite included 50 accounts with aggregate market value of $4.0 billion. A complete list of composites is available upon request. No two portfolios are identical. Accounts not within this size and type may have experienced different results.*

GAMCO performance results are computed on a total-return basis, which includes all dividends, interest and accrued interest, and realized and unrealized gains and losses. Returns are presented in U.S. dollars. The inception date of the GAMCO Value composite is 10/1/77.

GAMCO performance results are computed after actual transaction costs, investment advisory fees and other expenses excluding custodial fees. GAMCO Total Return represents the total net return of the composite from 10/1/77 through 12/31/04. Beta is the measure of the GAMCO Value composite's risk (volatility) in relation to the S&P 500 Index.

Up and down markets are determined by the performance of the S&P 500 Index during the respective periods. CAGR refers to compound annual growth rate.

The S&P 500 is an unmanaged index of 500 U.S. stocks and performance represents total return of index including reinvestment of dividends. The Russell 2000 is an unmanaged index of 2000 small capitalization stocks and performance represents total return of index including reinvestment of dividends. The performance figures for the Russell 2000 are based on an inception date of 1/1/79. The CPI is a widely used measure of inflation and the CPI+10 measure is used to show the results that would have been achieved by obtaining a rate of return that exceeded the CPI by a constant 10% as a basis of comparison versus the results of the GAMCO Value composite.

Chairman's Letter

Fellow Shareholders/Partners:

2004 Was a Good Year

It was a good year for our clients. The performance composite of our Gabelli Value clients' portfolios enjoyed a gain of 17.8% which follows an increase of 33.8% in 2003, bringing the twenty-seven year average annual return to 19.3% gross, or 18.4% net.

Our corporate shareholders had a good year. Our shares, which trade on the NYSE, under the symbol "GBL," ended the year at $48.52 per share versus $39.80 per share at the end of 2003. When coupled with our $1.16 per share in dividends paid during the year and our special dividend of $0.60 per share, this provided a total return of 26.3% to our shareholders. The $0.60 per share special dividend was paid on January 18, 2005 to shareholders of record on January 3, 2005. GBL went ex-dividend on December 30, 2004.

Since our initial public offering in February 1999 at $17.50 per share, our common stock has increased in price to $48.52 at year-end 2004, earning a total return for our shareholders of 188% versus 7% for the S&P 500 Index for the same period.

The Market in 2004/2005

Before we touch base on other dynamics that occurred in our company, we want to share with you the following view of the stock market and the economy written by Howard Ward who now heads up our Global Growth team.


Our World
World Equity Markets
$36.4 Trillion
$1.6 Trillion
1977
2004
Source: Birinyi Associates, Inc.

Perspective was paramount last year. The bulls and bears had a battle royal over the interpretation of data and events. The bears focused on the Fed's five rate increases, soaring commodity prices, record trade deficit, unstable situation in Iraq and prospects for a significant earnings slowdown in 2005. The bulls counterpunched citing declining credit spreads, falling yields on longer dated fixed income securities, a benign Consumer Price Index, continued foreign buying of U.S. assets, the march to democracy in Iraq, and robust corporate profits in 2005 with record shattering dividend increases. The bulls point to George Bush winning the election. The stock market sagged for most of the year, giving the bears encouragement. But the bulls prevailed, as the market rallied like the Red Sox to post a positive return for the year, and for that we are thankful.

As we head into the New Year, many questions remain unanswered. It seems likely that Fed Chairman Greenspan will continue to raise interest rates but how far will he go and how quickly remains to be seen. Has the inflation genie already been let out of its bottle? Will energy prices rise to a level that restrains economic growth? Is housing the next bubble? Will foreigners throw in the towel on the dollar and dump U.S. assets as the trade deficit hits new highs? How should investors factor in geo-political risk and the threat of terrorism on our soil? How will the situation in Iraq evolve? How dangerous are the hot spots of Iran, Syria, Sudan and North Korea? There is an old maxim that bull markets climb a wall of worry. This has been the case for the past two years. We are hopeful this positive trend can continue but it's our job to worry and worry we do.

We share the market's growing enthusiasm for the secular growth prospects of China, India and other emerging markets. China is in the early stages of industrialization. India is not far behind in this process. These super-sized countries have a large and growing appetite for raw materials, energy and capital goods. They have a tremendous labor cost advantage over the developed economies. This is an economic and investment phenomenon that can be measured in decades, although we are certain to see bumps along the way. We have a growing list of investments in companies that are supplying either raw materials, capital goods or consumer goods to these markets.

Corporations are flush with cash. Reducing the tax on dividends to 15% has stimulated interest in dividend paying stocks and encouraged companies to increase their payout ratios. These ratios remain well below historical averages, leaving ample room to further reward shareholders. Many companies have initiated dividend payments while others, like ours, have either increased dividends or supplemented regular dividend payments with special dividend payments. We are also continuing to return capital to shareholders through share buybacks.

Business conditions are good. The cost of capital is relatively low. Tax rates have been reduced and are historically low. While inflation appears to be heading higher it remains subdued, at least at the consumer level. Capital spending is picking up and consumers continue to benefit from low mortgage rates. We will have another record year for corporate profits. Companies have largely adapted to new regulatory burdens and are getting back to running their companies and doing deals. Credit spreads are narrow. Risk taking is on the rise. We are seeing more opportunities to make money. We will do our part. The ball is now in Mr. Market's court.

Back To The Future

Now, to share with you the following outlook that I prepared for our mutual fund shareholders and also to incorporate segments from what I discussed in the 2004 Barron's Year-End Review:

Twenty-seven years ago, when our asset management company was formed, we were convinced that over the long term, successful stock picking would be considerably more rewarding than top down investment strategies based on economic forecasting or timing of the market. We have been steadfast in this view and the long-term results have been excellent. However, the first question almost everyone asks, whether at client meetings, in interviews by members of the financial press, or during appearances on financial news programs is, "What do you think about the market?" As a brief departure from our focus on stock selection, we offer our current opinions on the long, intermediate, and short-term outlook for the economy and stock market. We divide the future into segments of ten — ten years, ten months, and ten weeks — put another way, we think about the long, intermediate, and near-term prospects for the economy and the stock market.

Ten Years

Over the next ten years, we expect average annualized equity returns in the 7% - 9% range. This estimate is based on 3% growth in real gross world product, 3% consumer price inflation, stable gross corporate profit margins from increased efficiency, constant taxes, higher corporate income and cash flow used to either reduce debt or build cash balances, and lower price/earnings multiples resulting from higher interest rates. We would become more confident in our long-term outlook if the federal government and the courts were to succeed in simplifying the federal income tax code, restructuring Social Security and government healthcare programs, and pushing through tort reform. All of these, in our opinion, would give us more confidence on longer-term economic and stock market fundamentals. We expect our Gabelli Value clients' value portfolios to generate about 500 basis points of extra return (alpha) above the S&P 500, or a goal of 12% - 14% annual returns.

Ten Months

Over the next ten months, we believe the consumer sector of the economy faces headwinds generated by the absence of recent years' monetary and fiscal stimulus, and rising interest rates. The Fed has signaled that it will continue to "normalize" short-term interest rates, which we think will reach 3.5% by the end of 2005. We expect longer-term rates to rise as well, with the yield on the 10-Year U.S. Treasury note increasing to around 5.5% over the same period. There will not be any incremental tax cuts in 2005, so workers will not get that extra cash in their pay envelopes they received last year. Higher rates on adjustable rate mortgages and high prices at the gasoline pump and supermarket will pinch consumers' pocketbooks. Job growth and the "wealth effect" (higher home prices and stock portfolios) should help sustain consumer confidence, but we still expect consumer spending to sag in 2005.

Fortunately, business capital spending should take up the slack. Corporate managers are riding the learning curve of both the complexities and expense of complying with Sarbanes-Oxley. In general, corporate balance sheets are in terrific shape, with corporate cash near record levels. With the re-election of President Bush, corporate managers have a better grasp on the predictability of government policy. The end result will be increased capital investment, the willingness to hold more inventory, and accelerating merger and acquisition activity.

The economy should also get a boost from increased state and local government spending since budgets have moved from deficits in 2003 to surpluses in 2004 and 2005. Our conclusion is that we will see real GDP growth between 2.5% and 3% in 2005.

There are of course some treacherous economic crosscurrents such as the outsourcing of U.S. jobs to low labor cost nations such as India and China that will continue. We echo our thesis that companies selling to the Chinese and buying from the Chinese will do well, while companies competing with the Chinese will do poorly. The valuation of the U.S. dollar will have a significant impact on different sectors of the economy. A weaker dollar would be a boon to "make it here and sell it there" manufacturers and U.S. based multi-nationals with significant profits from foreign operations. However, further weakness of the dollar makes our large current account deficit more problematic in that overseas investors and central banks that have been financing this deficit through the purchase of dollar denominated financial assets may become less willing to hold additional dollars. Clearly, European economies face challenges with regard to the euro's strength against the dollar. A rally in the dollar, due to a tighter U. S. monetary policy, will only stretch out the ultimate resolution of the intractable U.S. trade deficit. We think China and Japan will accommodate the global economy by allowing their currencies to appreciate against the greenback. Along these lines, we may have a new development — the expanded use of "YES" bonds that are denominated in a blend of yen, euro, and U.S. dollars.

After a relatively calm year, we think volatility will return to the stock market in 2005 in the form of 10% to 15% swings in market indices over short periods of time. However, for the full year 2005, we could see a gain in the 5% range from a year-end 2004 base of approximately 10,800 on the Dow Jones Industrial Average and 1,200 on the S&P 500.

In the short term (next ten weeks), we do not see anything right around the corner likely to significantly alter prevailing economic and market trends.

Business Practices/Corporate Governance

In the preceding paragraphs, we shared with you our perspective on the U.S. equity market both for the past year as well as for the balance of this decade. Our clients should prosper in this environment and returns for our shareholders should track returns for our clients.

A Century of Investing

Compound Annual Rates of Return

	Stocks	Bonds	Bills	Inflation
04	10.9%	8.5%	1.2%	3.3%
03	28.7	1.4	1.0	1.9
02	-22.1	17.8	1.6	2.4
01	-11.9	3.7	3.8	1.6
00	-9.1	21.5	5.9	3.4
90s	18.2	8.8	4.9	2.9
80s	17.5	12.6	8.9	5.1
70s	5.9	5.5	6.3	7.4
60s	7.8	1.4	3.9	2.5
50s	19.4	-0.1	1.9	2.2
40s	9.2	3.2	0.4	5.4
30s	-0.1	4.9	0.6	- 2.0
1926-2004	10.4%	5.4%	3.7%	3.0%

Warren Buffett, in the Berkshire Hathaway 2004 Annual Report, cites Jesus in discussing the independence of outside directors and how one should structure a framework to look at conflicts of interest. He quotes Jesus from Matthew 6:21: "For where your treasure is there will your heart be also." What does this mean? It means that the interests of shareholders, management and outside directors should be aligned. (Y)our management and directors have over 80% of the economic value of GBL, so we are clearly motivated to build shareholder value, not only through superior style-specific, risk-adjusted performance but also through other initiatives that are not as visible. We think we have a first rate Board of independent Directors. Our goal is to create value for our clients and shareholders over the long term. However, in some instances, reaching this objective may penalize our revenues and profits in the short term. Selected examples include:

- Unlike other investment advisers, we have elected not to take a fee on dollar one of preferred stock and/or leverage in our closed end funds. We will receive a management fee only when these funds exceed their cost of capital hurdle rates.
- In February 2003, during a period of high industry uncertainty, the independent Directors of our mutual fund Boards took the lead by approving a 2% redemption fee with an aggressive 60 day holding period. We may have suffered some redemptions in our mutual funds and are reviewing our policy on selected Gabelli Funds in light of the recent SEC decision not to impose mandatory redemption fees.
- Due to unjustifiable intermediary fee increases, we have been reluctant to broaden our mutual fund distribution system in the NTF (No Transaction Fee) channel. This has reduced available shelf space for our mutual funds.
- While not material to GBL in economic terms, our mutual fund Directors suspended the use of soft dollars for third party research in our mutual funds on October 1, 2004, even though industry practice continues and the SEC's position on this topic is pending.
- The Gabelli ABC Fund, one of the three funds that, according to Lipper, (a firm which monitors mutual funds, along with Morningstar) has generated positive returns for each of the last eleven calendar years. Despite this consistent, absolute performance, we have reduced our fees by more than 50%.
- Our firm voluntarily initiated the expensing of options in July 2003 that has crimped GBL's cumulative pre-tax operating income by about $3.3 million.

Financial Highlights

We finished the year with a solid fourth quarter as revenues rose to $74 million from $62 million, an increase of 20%. This drove earnings to $0.65 per share versus $0.54 per share in the prior year. For the full year, we reported revenues of $255 million, up 23% from the $207 million of 2003 and earnings of $2.06 per share, a gain of 24% from the $1.65 reported in 2003.

While we finished the year with $362 million of net cash and investments, or the equivalent of approximately $12 per share, the more important metric would be our balance sheet at March 31, 2005. While the precise numbers are not available, our balance sheet consists of approximately $680 million of cash and investments and debt consisting of $100 million of 5½% debentures, a $50 million conv. note and $82 million of senior notes due February 17, 2007.

Managing our Capital/Shareholder Compensation

In our 2003 annual letter, we shared our intention to be more aggressive in our efforts to repurchase our stock and to return excess cash to shareholders. During 2004, we returned over $100 million of our earnings to shareholders through our stock buyback program and cash dividends. This included $1.16 per share in dividends paid to common shareholders in 2004 and an investment of approximately $70 million through stock repurchases. Our stock repurchases included an accelerated share repurchase program that has been completed. Through this program, we repurchased 400,000 shares of our class A common stock from an investment bank in November 2004.

In November 2004, our senior notes were successfully remarketed and the interest rate was lowered from 6% to 5.22%. These senior notes, due February 17, 2007, were originally issued along with purchase contracts in February 2002 as part of our mandatory convertible securities. Our senior unsecured debt continues to maintain investment grade credit ratings from both Standard & Poor's and Moody's.

In the first quarter of 2005, we issued approximately 1.5 million shares of our common stock at $46.50 per share to settle the purchase contracts issued in connection with previously mentioned mandatory convertible securities. In addition, we also reached an agreement with Cascade Investment, LLC (the private investment firm of Mr. William H. Gates III) to extend the put option on our convertible note to September 15, 2006 while reducing the principal from $100 to $50 million and lifting any limitation on our issuance of additional debt.

(Y)our Board

We welcome Robert Prather and Edwin Artzt as well as Alan Heuberger to our Board of Directors. Alan joined from Cascade Investments. We also recognize the continuing contributions of Raymond Avansino, John Ferrara, John Gabelli, Karl Otto Pöhl, Frederick Salerno and Vincent Tese. We are blessed with their unbridled enthusiasm for our firm. Their invaluable contributions benefit all shareholders. GAMCO is fortunate to have their dedication and counsel.

Our Vision – Share It with Us

We believe we can continue to create significant shareholder value by intensely focusing on our PMV with a Catalyst investment research and stock selection process, leveraging our brand name and proven performance record, and by creating new products and entering new markets. We are adding to our investment and research teams in order to uncover more values in the global marketplace, and are expanding our marketing and client servicing capabilities to enhance our already strong position in many of the markets we serve. We look forward to the challenge of creating wealth for our clients and shareholders in today's complex financial markets.

Sincerely,



Mario J. Gabelli
Chairman

– Our GAMCO Offerings –

"Meet (Y)our Team Leaders"

Institutional Marketplace – Christopher C. Desmarais, Sr. Vice President

Gabelli Asset Management has been managing assets for the institutional market since 1977. Over that time, the marketplace focus has vacillated between absolute performance and relative returns. GAMCO is uniquely positioned to deal with the market in either capacity. We have absolute objectives in our Value and Small Cap Value portfolios – both with long track records and significant Alpha. We have relative performance objectives in our Large Cap Growth, International Growth and Large Cap Value portfolios.

The opportunity is to build on the relationships and contacts that have been forged by the firm over the last twenty seven years. We are employing a consistent, efficient and systematic effort in bringing our capabilities front and center to the consultant community. Over the balance of this decade, we are convinced that we have the ability to meaningfully increase our presence in the institutional marketplace.

High Net Worth – Paul M. Swirbul, Sr. Vice President

The sweet spot of the industry continues to be the High Net Worth segment of the marketplace. According to industry estimates, the number of households with over $1 million in investable assets will continue to grow. For over twenty seven years, GAMCO has been successfully creating and preserving wealth for affluent families and individuals. Our unwavering commitment to value investing, general aversion to the risks in timing the market and the long-term nature of our buy-hold investment approach has allowed our clients assets to grow steadily in a tax efficient manner.

Through our separately managed accounts and investment partnership strategies, we are able to offer our clients the opportunity to achieve excellent diversification within their overall asset allocation strategy. GAMCO is uniquely positioned to capitalize on this segment of the market given our long-term track record, customized portfolio approach, buy-hold investment strategy, tax sensitivity, brand name recognition and broad array of investment offerings.

Investment Partnerships – F. William Scholz, II – President, Gabelli & Partners

In 2004, hedge fund industry assets increased by 17% to about $934 billion with a record 1,406 new hedge funds launched. Hedge fund assets are growing faster than mutual fund assets. A total of 7,436 hedge funds were active at the end of 2004, which is more than the total of 6,899 stocks listed on the NYSE (2,800), the AMEX (799) and the Nasdaq (3,300).

We have been managing absolute return portfolios since 1977. Our Investment Partnerships business (Gabelli & Partners) is a specialized division within GBL. It utilizes the research, trading and administrative resources of the parent organization while maintaining independence and flexibility.

Our goals are simple. Our method is focused. We are research-driven, fundamental investors, and we follow the value investing principles articulated by Ben Graham and David Dodd in 1934. Our methodology embraces the broad scope of "PMV with a Catalyst" investing, which includes arbitrage, special situations and long/short techniques. We implement our unique, event-driven value approach in U.S., European and Japanese markets.

We manage client assets through partnerships, funds and separate accounts for private investors and institutions in the United States and abroad. Our products aim to offer non-market correlated returns with low volatility. We offer a family of absolute return products under the Gabelli, GAMCO and GAMA Select brands. Our portfolios have dedicated teams looking for global investment in catalyst-driven value and sector opportunities. We can tailor investment portfolios to specific client requirements.

In 2005, we are launching the GAMCO Telecom+ Fund and we are exploring other funds to leverage our research and investing acumen. We are dedicated to enhancing shareholder value.



From left to right: Christopher C. Desmarais, Paul M. Swirbul and F. William Scholz, II.

Christopher C. Desmarais *is a Senior Vice President of Gabelli Asset Management Company, the Director of Institutional Marketing and the Director of Socially Responsive Investments in the company's privately managed accounts division. Since joining Gabelli in 1993, Chris has been active in expanding Gabelli's capabilities in the field of Socially Responsive Investing. Chris serves on the Charles F. Dolan School of Business Advisory Council at Fairfield University. He is a frequent speaker at conferences including The Green Mountain Summit and the Endowments and Foundations Symposium. Chris graduated from Fairfield University with a B.A. in economics.*

Paul M. Swirbul *joined Gabelli seventeen years ago in March 1988 after completing his brokerage sales training at E.F. Hutton. Paul works closely with over 200 clients, ranging from individuals in Nashua, New Hampshire, Louisville, Kentucky to Cedar Rapids, Iowa, and Walnut Creek, California. Paul's frequent client contact, systematic follow-up and referral based business plan has been a success. Mr. Swirbul was reared in Tuxedo Park, NY, attended Deerfield Academy and graduated from Vanderbilt University with a B.A. in History and English. An avid rackets player and skier, Paul resides in Fairfield County with his wife of sixteen years and four daughters.*

F. William Scholz, II *is a resident of Greenwich, CT. He attended the American School of Lima (Peru), graduated from the University of Miami and received an MBA from Harvard Business School. Bill is a member of the U.S. Coast Guard Auxiliary and the Harvard Clubs of New York and Boston.* ■

HALL OF FAME

In 1990, we established the GAMCO Management Hall of Fame to honor corporate executives for their outstanding contributions in enhancing shareholder value. The selection process starts with our research on the company.

Each Inductee has passed rigorous criteria including:

- creating shareholder wealth
- earning a superior rate of return over the long term
- practicing the virtues of capital accumulation
- enhancing our clients' and shareholders' investment success

In light of the harsh treatment accorded CEO's created by issues with Enron, WorldCom and Adelphia and the challenges to the "American" concept of CEO, we thought it appropriate and timely to thank the system of corporate governance that has made America and our form of capitalism so dynamic and successful. It is also appropriate to share with you our Hall of Fame Inductees.


T. Kevin Dunnigan
Thomas & Betts
2004


Meyer Feldberg
Columbia University
Graduate School of Business
2004


Charles W. Grigg
Selkirk Americas, L.P
2004


James S. Haines, Jr.
Westar Energy.
2004


Lillian Vernon
Lillian Vernon Corp.
2004


John W. Madigan
Tribune Company
2003


Richard L. Bready
Nortek, Inc.
2003


Martin R. Benante
Curtiss-Wright Corp.
2003


W. Patrick McGinnis
Nestlé Purina PetCare Co.
2003


Alan Abelson
Editor, Barron's
2002


John W. Stanton
VoiceStream Wireless
2002


Gerald M. Levin
AOL Time Warner, Inc.
2002


Sal H. Alfiero
Mark IV Industries, Inc.
2001


James Carroll
Wynn's Int'l Inc.
2001


Edgar M. Cullman
General Cigar Holdings, Inc.
2001


Michael R. Bonsignore
Honeywell, Inc.
2000


J. Atwood Ives
Eastern Enterprises
2000


Charles R. Lee
Verizon Corporation
2000


Leonard Tow
Citizens Communications
2000


Charles F. Dolan
Cablevision Systems
1999


Robert L. Johnson
BET Holdings, Inc.
1999


Jay B. Langner
Hudson General Corp.
1999


Daniel J. Miglio
So. New Eng. Telephone
1999


Andrew Lozyniak
Dynamics Corporation
1998


John C. Malone
Tele-Communications, Inc.
1998

Gabelli

Asset

Management

Company

First Annual

Prize for Value Investing

The
Graham & Dodd, Murray, Greenwald



EPS
PMV
MANAGEMENT
CASH FLOW
RESEARCH

May 6, 2005

The Waldorf-Astoria
Grand Ballroom
Park Avenue/49th Street



Benjamin Graham the father of value investing was perhaps the most influential investor of all time. Following his studies at Columbia, Benjamin Graham became President of the Graham-Newman Corporation (An Investment Fund) as well as a lecturer in Finance at Columbia University Graduate School of Business. His books are investment classics, with *The Intelligent Investor* (first published in 1940 and *Security Analysis* (1934) selling steadily. His life and work have been inspiration for many of today's most successful business people, including Warren Buffett.



David L. Dodd on graduating from University of Pennsylvania in 1920, attended the School of Business at Columbia University where he obtained an MS in 1921. He then began his career as an instructor at Columbia College before joining the faculty of the Business School in 1924. David Dodd eventually became an Associate Dean in 1948 and retired in 1961 from the school. Ben Graham and David Dodd began collaborating in 1928 when David transcribed Ben's course lectures. This collaboration in the teaching of the security analysis course at Columbia evolved into their seminal work, the 1934 edition of *Security Analysis*.




THE
INTELLIGENT
INVESTOR

THE HONOREE



Joel Greenblatt is an adjunct associate professor of finance at Columbia University Graduate School of Business. Professor Greenblatt is the former chairman of the board of Alliant Techsystems, a NYSE listed aerospace and defense firm. He is the author of *You Can Be a Stock Market Genius*, (Simon & Schuster, 1997) and founder of the New York Securities Auction Corporation (NYSAC). Greenblatt is founder and managing partner of Gotham Capital. He holds a BS and an MBA from the University of Pennsylvania Wharton School. Greenblatt is the creator of ValueInvestorsClub.com. This is a club for value investors, practitioners as well as observers of value investing. Members are required to contribute no fewer than four stocks ideas per year and critique no less than two ideas. It is the creation of this unique forum, along with his work on stubs and spinoffs that Greenblatt has been named the inaugural recipient of this prize. A father of five, he and his wife reside on Long Island.


UNCOVER THE SECRET HIDING PLACES
OF STOCK MARKET PROFITS

GABELLI = VALUE

Mario J. Gabelli, Chairman and Chief Investment Officer of Gabelli Asset Management Inc., founded Gabelli & Company, Inc. in 1977. Mr. Gabelli is a graduate of Fordham University and Columbia Business School. He holds an Honorary Doctorate and is a Trustee of Roger Williams University, a Trustee of The Winston Churchill Foundation, and The Wiegand Foundation. Mr. Gabelli sits on the Board of Governors of the American Stock Exchange, and is a member of the Board of Overseers, Columbia University Graduate School of Business. Mr. Gabelli is a frequent panelist for *Barron's*. In 1997, Morningstar named Mr. Gabelli the U.S. Equity "Manager of the Year". *Barron's* selected Mario Gabelli for its All-Century Team in January 2000.

One Corporate Center, Rye, NY 10580-1422

Marisa Avansino
914-921-5345
mavansino@gabelli.com

THE GABELLI PRIZE

Graham & Dodd, Murray, Greenwald Prize for Value Investing

The value approach to investing pioneered by Benjamin Graham and David Dodd and developed by Roger Murray, Warren Buffett and others has been by a wide margin, the most consistently successful approach to investing. This success has been validated by a number of academic/statistical studies, by the performance of value-oriented money management institutions, and by the records of individual, value-oriented investment managers. It is now supported by theoretical work in investor psychology (behavioral finance) and approaches to valuation. As a result, the dissemination, extension, and refinement of the value approach are broadly beneficial to investors at large. In support of this, Gabelli Asset Management in cooperation with Columbia, has established an annual prize for Value Investing. The prize is intended to honor contributions in at least one of five areas, which serve the goals of refining, extending, and disseminating the practice of Value Investing. They are:

- Innovative work in valuing securities in the Graham & Dodd tradition for either particular industries or particular asset classes. This work may be either theoretical /academic or applied/practical. However, it will extend existing conventional wisdom on valuation in ways that can be usefully applied in practice.
- Innovative academic research of either a theoretical or statistical nature that illuminates and extends the principles of value investing.
- Work in community building and /or information dissemination that contributes to the widespread practice of Graham & Dodd principles.
- Outstanding contributions to Value Investing education by students, faculty (adjunct & full time) and practitioners.
- Contributions to the implementation of sound Value Investing practices within companies either through investor activism or public advocacy.

A committee drawn from the value investing community will apply these criteria in awarding the prize.



Roger F. Murray, II co-authored the fifth edition of Security Analysis in 1988. He grew up in New York City, attended the Collegiate School and graduated from Phillips Academy, Andover. He pursued his MBA and PhD at New York University Graduate School of Business following his undergraduate work at Yale University. He had an extensive career in investment management (with a two year absence to serve in the United States Air Force) at Bankers Trust through 1955. He began his second career as Associate Dean and Adjunct Professor of Finance at Columbia University Graduate School of Business in 1956 and spent the next 21 years teaching security analysis, business finance, capital markets and portfolio management. He was a founding director of the Investor Responsibility Research Center (IRRC) and was the originator of the concept of the Individual Retirement Account (IRA).



Bruce C.N. Greenwald is the Robert Heilbrunn Professor of Finance at Columbia University Graduate School of Business, joining the faculty in 1991. His academic background includes a BS, Massachusetts Institute of Technology, 1967; MS, MPA, Princeton, 1969; Ph.D., Massachusetts Institute of Technology, 1978. Professor Greenwald has worked in the areas of market mechanics, corporate finance and managerial economics, and his current research centers on asymmetric information problems in equity pricing and value investing strategies. He teaches the core course Corporate Finance, the elective Economics of Strategic Behavior and an advanced seminar on Value Investing. Mr. Greenwald received the 1997 Margaret Chandler Award for Commitment to Excellence in teaching, and in 2000 became the first professor to win the Presidential Award, which honors great teaching at the University.


Graham and Dodd's
SECURITY
ANALYSIS


Value
Investing

HONOREES


Timothy B. Robertson
International Family
1998


Joseph P. Walker
CTS Corp
1998


Harvey Golub
American Express Co.
1997


Henry R. Kravis
Kohlberg Kravis Roberts
1997


William P. Stiritz
Ralston Purina Co.
1997


Rand V. Araskog
ITT Corporation
1996


Robert E. Hamby, Jr.
Multimedia, Inc.
1996


Thomas S. Murphy
Capital Cities/ABC
1996


Roger F. Murray
Columbia University
Graduate School of Business
1996


Neison Harris
Pittway Corp.
1995


Barron Hilton
Hilton Hotels Corp
1995


Miles L. Marsh
Pet Inc.
1995


Philip Wm. Colburn
Allen Telecom Inc.
1994


Martin S. Davis
Paramount Communications
1994


William O. Taylor
Affiliated Publications
1994


LeRoy T. Carlson
Telephone & Data Systems
1993


LeRoy T. Carlson, Jr.
Telephone & Data Systems
1993


Frederick Mancheski
Echlin Inc.
1993


Richard A. Smith
Harcourt General
1993


John P. Frazee, Jr.
Centel Corp.
1992


Sumner M. Redstone
Viacom International
1992


Steven J. Ross
Time Warner Inc.
1992


O.Wayne Rollins
Rollins, Inc.
1991


Lew R. Wasserman
MCA, Inc.
1991


Charles Wohlstetter
Contel Corp.
1991


Richard B. Black
Maremont Corp.
1990


Herbert J. Siegel
Chris-Craft Industries
1990


Donald A. Pels
LIN Broadcasting Corp.
1990

– Mutual Funds –

Investment and Business Highlights

Highlights for 2004 included the launch of a new closed-end fund, The Gabelli Global Utility & Income Trust, the issuance of preferred shares for The Gabelli Dividend & Income Trust (NYSE: GDV) and the successful rights offering of The Gabelli Utility Trust (NYSE: GUT).

In the wake of the highly successful offering of GDV, (raising a record $1.7 billion) in November 2003, our salesforce went to market with The Gabelli Global Utility & Income Trust (AMEX: GLU) in May of 2004, which raised $58 million in a growing and competitive closed-end equity fund market. This Fund invests primarily in equity securities of domestic and foreign utility companies, as well as dividend paying or other income producing securities, in order to provide a consistent level of after-tax total return for its investors.

Gabelli Asset Fund
Growth of a Hypothetical $10,000 Investment*


$140,000
$126,382
Gabelli Asset Fund, Class AAA
S&P 500 Index
$100,000
$83,984
$60,000
$40,000
$20,000
$0
3/3/86
87
89
91
93
95
97
99
01
12/31/04

**Past performance is no guarantee of future results. The one, five, ten year and since inception average annual returns of The Gabelli Asset Fund through December 31, 2004 were 16.50%, 4.98%, 14.02% and 14.41%, respectively. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Due to market volatility, current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. To obtain the most recent month-end performance information, please call 800-GABELLI or visit www.gabelli.com. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus, which contains more complete information about this and other matters, should be read carefully before investing. Excludes the effect of any applicable sales charge. Inception date: 3/3/86.*

The year ended with total net assets in our six exchange listed closed-end funds of $4.3 billion, giving Gabelli Funds a 5.3% market share of the growing equity-oriented closed-end fund market. Our closed-end funds raised $341 million in new assets from one rights offering and one preferred stock offering, while aggregate portfolio assets appreciated $413 million from superior investment performance in 2004.

The Gabelli Utility Trust (NYSE:GUT) closed-end fund rights offering, whereby holders of four rights were entitled to purchase one newly issued common share, was heavily oversubscribed as subscriptions received were more than double the 5.8 million shares available to be issued pursuant to the primary subscription. The rights offering raised $41 million from the issuance of these new common shares at a price slightly below the then current net asset value per share and significantly below the then current market price.

Three of our four established closed-end funds, with five years or more of operating history, continue to trade at premiums to their respective net asset values on the New York Stock Exchange reflecting investor confidence in the Gabelli investment philosophy and continuing demand for these products. We will build from this solid foundation and consider further offerings in the expanding closed-end fund market.

(Y)our Team – Maria Ramos

Coach Rick Pitino, in his book, ***"Success is a Choice"***, referred to the "Gabelli P.H.D. attitude". For over twenty years, Maria Ramos-Maisonave, Assistant Vice President - Trading Operations, has been the embodiment of this attitude. Maria originally joined the firm in the fall of 1984.



Maria Ramos-Maisonave

Like our founder (only quite a few years later) – she was born and bred in the Bronx. Maria originally worked at Bache Halsey Stuart Shields. We were fortunate when Bache asked her to work with Gabelli & Company to help with the automation of the trading desk. Maria has the dexterity of a concert pianist and an unsurpassed knowledge of the inner workings of the clearing systems of Bear Stearns and Wexford (Bache), which are the bulwark of stewardship of our High Net Worth client accounts. In 2004, as Gabelli & Company, Inc. converted its clearing operations from the 25 year relationship with Prudential to the successor firm, First Clearing Corporation, Ms. Ramos helped to steer the process through to completion. Maria did this with a no-nonsense, "get the job done" attitude – the P.H.D. attitude that has served all of us well for the past twenty seven years.

Our Growth Story

OUR BUSINESS IS BALANCED

Our Business is Balanced
High Net Worth - Since 1977
- Absolute Return
- Event Driven
- Tax Sensitive
- Service Oriented

IDEAS
INTEGRITY
INTENSITY
INNOVATION

Current Business Mix

Separate Accounts
- Over 1,700 Relationships
- Customized Portfolios
  - $14.0 Bn AUM

Mutual Funds
- 30 Open End Funds
- 6 Closed End Funds
- $13.9 Bn AUM

Investment Partnerships
- $814 mm AUM

As of December 31, 2004.

Brands

Gabelli Funds

GABELLI
Family of Funds

Comstock | Mathers | Westwood | Woodland | Ned Davis Research

Since the IPO
GBL - NYSE

Feb. 11, 1999	Dec. 31, 2004	Total Return*
$17.50	$48.52	+188%

** Total Return includes $1.78 in dividends.*

Since the IPO
Benchmark Performance

	Feb. 11, 1999	Dec. 31, 2004	% Change
DJIA	9,177	10,783	+17.5
S&P 500	1,223	1,212	(0.9)
Russell 2000	406	652	+60.6
NASDAQ	2,309	2,175	(5.8)

Assets Under Management


$8.0
$9.3
$9.5
$13.3
$16.3
IPO
$21.9
$23.6
$24.8
$21.2
$27.6
$28.7
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
$ in billions

Balance Sheet
Selected Highlights

	IPO 2/99	1999	2000	2001	2002	2003	2004
		December 31,					
Cash and investments(a)	$162	$188	$260	$419	$518	$676	$644
Debt	$ 50	$ 50	$ 50	$ 50	$185	$284	$282
Equity	$111	$148	$202	$275	$322	$378	$352

$ in millions

(a) See Notes on Non-GAAP Financial Measures on page 13 (Note B).

Shares Outstanding
Assuming Full Conversion

	2003	2004	Pro Forma 2004 (a)
Shares Outstanding - Actual	30,050	28,837	30,355
Mand. Cvt. Note (at max share account)	2,133	1,791	-
$100 mil Cvt. Note @ $52/share	1,923	1,923	962
Options	950	799	799
Shares Outstanding - Fully Diluted	35,058	33,350	32,116

in thousands

(a) See Notes on Non-GAAP Financial Measures on page 13 (Note D).

Integrity . . . Innovation . . . Ideas . . .


Columbia University Graduate School of Business

The Fifth Annual
Graham & Dodd
Breakfast

Introduction of Mario J. Gabelli CFA

by Professor Bruce C.N. Greenwald


Gabelli & Company, Inc.

MACAU

"ALL IN!"


The Wharton Journal

Fund legend Gabelli shares insights, lessons

Mindless Investing


Gabelli & Company, Inc.

Orthopedics


Gabelli & Company, Inc.

U.S. Veterinary


Gabelli & Company, Inc.

OLED

An Emerging Display Technology

Gabelli & Company, Inc.

Dental Market


Gabelli & Company, Inc.

Diesel

Fast and Furious…!


Gabelli & Company, Inc.

U.S. Hispanic Market and Trends

BusinessWeek
HISPANIC NATION


Gabelli & Company, Inc.

Alternative Renewable Energy - Wind Power


Gabelli & Company, Inc.

FEMSA


Gabelli & Company, Inc.

Worldwide

HEARING AID

Market

R E S E A R C H

Assets Under Management

($ in millions)

	At December 31											
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	%CAGR 12/94-12/04
Equity:												
Mutual Funds	$ 3,391	$ 3,875	$ 3,969	$ 5,313	$ 7,159	$10,459	$10,680	$10,165	$ 8,091	$11,618	$12,371	13.8%
Institutional and High Net Worth Separate Accounts	4,276	5,051	5,200	6,085	7,133	9,370	10,142	11,513	9,990	13,031	13,587	12.3
Total Equity	$ 7,667	$ 8,926	$ 9,169	$11,398	$14,292	$19,829	$20,822	$21,678	$18,081	$24,649	25,958	13.0
Fixed Income:												
Money Market Mutual Funds	$ 208	$ 236	$ 235	$ 827	$ 1,030	$ 1,175	$ 1,425	$ 1,781	$ 1,963	$1,703	$ 1,488	21.7
Bond Mutual Funds	5	5	5	6	8	6	8	9	14	11	11	8.2
Institutional and High Net Worth Separate Accounts	–	–	–	928	824	694	859	720	613	504	388	n/a
Total Fixed Income	$ 213	$ 241	$ 240	$ 1,761	$ 1,862	$ 1,875	$ 2,292	$ 2,510	$ 2,590	$ 2,218	$ 1,887	24.4
Investment Partnerships:												
Investment Partnerships	$ 103	$ 112	$ 116	$ 138	$ 146	$ 230	$ 437	$ 573	$ 578	$ 692	$ 814	23.0
Total Assets Under Management	$ 7,983	$ 9,279	$ 9,525	$13,297	$16,300	$21,934	$23,551	$24,761	$21,249	$27,559	$28,659	13.6
Breakdown of Total Assets Under Management:												
Mutual Funds	$ 3,604	$ 4,116	$ 4,209	$ 6,146	$ 8,197	$11,640	$12,113	$11,955	$10,068	$13,332	13,870	14.4
Institutional and High Net Worth Separate Accounts	4,276	5,051	5,200	7,013	7,957	10,064	11,001	12,233	10,603	13,535	13,975	12.6
Investment Partnerships	103	112	116	138	146	230	437	573	578	692	814	23.0
Total Assets Under Management	$ 7,983	$ 9,279	$ 9,525	$13,297	$16,300	$21,934	$23,551	$24,761	$21,249	$27,559	$28,659	13.6

Notes on Non-GAAP Financial Measures

A. Operating income before management fee expense is used by management for purposes of evaluating its business operations. We believe this measure is useful in illustrating the operating results of the Company as management fee expense is based on pre-tax income and includes non-operating items including investment gains and losses from the Company's proprietary investment portfolio and interest expense.

Reconciliation of Non-GAAP Financial Measures to GAAP:

The reconciliation of operating income before management fee to operating income for each of the four quarters in 2004 and 2003 is computed as follows (in thousands):

	2004					2003				
	1st QTR	2nd QTR	3rd QTR	4th QTR	Total	1st QTR	2nd QTR	3rd QTR	4th QTR	Total
Operating Income before management fee	$ 28,113	$26,872	$24,235	$30,865	$110,085	$18,009	$18,502	$21,596	$25,609	$83,716
Deduct: Management fee	2,836	2,438	2,284	3,459	11,017	1,669	2,097	2,193	3,043	9,002
Operating Income	$25,277	$24,434	$21,951	$27,406	$99,068	$16,340	$16,405	$19,403	$22,566	$74,714

The reconciliation of operating income before management fee to operating income on an adjusted historical basis is computed as follows (in thousands):

	Pre IPO										
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Operating Income before management fee	$31,465	$33,242	$40,015	$43,115	$59,215	$75,508	$100,210	$104,773	$99,195	$83,716	$110,085
Deduct: Other adjustments	2,690	2,025	2,935	1,789	1,957	50,748	–	–	–	–	–
Deduct: Management fee	6,904	9,423	10,192	10,580	12,246	10,153	11,296	11,325	9,533	9,002	11,017
Operating Income	$21,871	$21,794	$26,888	$30,746	$45,012	$14,607	$ 88,914	$ 93,448	$89,662	$74,714	$ 99,068

B. Cash and investments as adjusted have been computed as follows (in millions):

	February 9, 1999	December 31, 1999	2000	2001	2002	2003	2004
Cash and cash equivalents	$123	$103	$ 69	$305	$311	$387	$257
Investments (marketable securities)	39	91	191	115	218	228	306
Total cash and investments (marketable securities)	162	194	260	420	529	615	563
Amounts payable to /receivable from brokers	–	(6)	–	(8)	(17)	(5)	5
Adjusted cash and investments (marketable securities	162	188	260	412	512	610	568
Investments (available for sale)	–	–	–	7	6	67	76
Total adjusted cash and investments	$162	$188	$260	$419	$518	$677	$644

C. Net income and net income per share

Net income for 1999 as adjusted of $45.7 million or $1.53 per share was computed before non-recurring charges of $30.9 million (net of $19.8 million tax benefit) or $1.03 per share, respectively. Net income for 1999, including non-recurring charges, was $14.8 million or $0.50 per share.

D. Shares outstanding

Represents pro forma shares outstanding as of April 1, 2005 based on the December 31, 2004 shares outstanding adjusted only for the issuance of 1,517,483 shares of class A common stock on February 17, 2005 in settlement of the purchase contracts issued pursuant to its mandatory convertible securities and the repurchase of $50 million of the 5% convertible note on April 1, 2005.

Quarterly Financial Data

2004 - 2003

(In thousands, except per share data)

	2004				
	1ST Quarter	2ND Quarter	3RD Quarter	4TH Quarter	2004 Total
Income Statement Data:					
Revenues	$ 63,539	$ 60,204	$ 57,237	$ 74,183	$255,163
Expenses	35,426	33,332	33,002	43,318	145,078
Operating income before management fee	28,113	26,872	24,235	30,865	110,085
Investment income	4,290	1,549	2,620	7,649	16,108
Interest expense	(4,046)	(4,035)	(4,014)	(3,932)	(16,027)
Other income (expense), net	244	(2,486)	(1,394)	3,717	81
Income before management fee, income taxes and minority interest	28,357	24,386	22,841	34,582	110,166
Management fee	2,836	2,438	2,284	3,459	11,017
Income before income taxes and minority interest	25,521	21,948	20,557	31,123	99,149
Income taxes	9,296	7,989	7,483	11,329	36,097
Minority interest	154	41	43	255	493
Net income	$ 16,071	$ 13,918	$ 13,031	$ 19,539	$ 62,559
Net income per share:					
Basic	$ 0.53	$ 0.47	$ 0.44	$ 0.67	$ 2.11
Diluted Basic	$ 0.52	$ 0.46	$ 0.43	$ 0.65	$ 2.06
Weighted average shares outstanding:					
Basic	30,064	29,890	29,707	29,037	29,673
Diluted	32,202	32,010	31,820	31,179	31,804

	2003				
	1ST Quarter	2ND Quarter	3RD Quarter	4TH Quarter	2003 Total
Income Statement Data:					
Revenues	$ 46,053	$ 47,956	$ 51,823	$ 61,605	$207,437
Expenses	28,044	29,454	30,227	35,996	123,721
Operating income before management fee	18,009	18,502	21,596	25,609	83,716
Investment income	1,690	6,079	4,508	8,863	21,140
Interest expense	(3,011)	(3,605)	(4,174)	(4,048)	(14,838)
Other income (expense), net	(1,321)	2,474	334	4,815	6,302
Income before management fee, income taxes and minority interest	16,688	20,976	21,930	30,424	90,018
Management fee	1,669	2,097	2,193	3,043	9,002
Income before income taxes and minority interest	15,019	18,879	19,737	27,381	81,016
Income taxes	5,647	7,099	7,298	10,295	30,339
Minority interest	45	223	137	428	833
Net income	$ 9,327	$ 11,557	$ 12,302	$ 16,658	$ 49,844
Net income per share:					
Basic	$ 0.31	$ 0.38	$ 0.41	$ 0.55	$ 1.66
Diluted	$ 0.31	$ 0.38	$ 0.41	$ 0.54	$ 1.65
Weighted average shares outstanding:					
Basic	29,918	30,025	30,061	30,065	30,018
Diluted	30,031	30,139	32,170	32,155	32,081

Consolidated Balance Sheet

(in thousands)

	December 31,	
ASSETS	2003	2004
Investments (including cash and cash equivalents)	$681,922	$638,785
Receivables	39,667	46,571
Other assets	14,922	13,616
Total assets	$736,511	$698,972
LIABILITIES AND STOCKHOLDERS' EQUITY		
Compensation payable	25,552	27,645
Dividends payable	–	17,302
Income taxes payable	12,323	8,526
Accrued expenses and other liabilities	27,900	22,142
Total operating liabilities	65,775	75,615
5.5% Senior notes (due May 15, 2013)	100,000	100,000
5% Convertible note (conversion price, $52.00 per share; note due August 14, 2011)	100,000	100,000[a]
Mandatory convertible securities (purchase contract settlement date, February 17, 2005; notes due February 17, 2007)	84,030	82,308[b]
Total liabilities	349,805	357,923
Minority interest	8,395	6,171
Stockholders' equity	378,311	334,878
Total liabilities and stockholders' equity	$736,511	$698,972

Information derived from audited financial statements on Form 10-K.

(a) On April 1, 2005, the Company repurchased $50 million of the convertible note.
(b) On February 17, 2005, the Company issued 1,517,483 shares of class A common stock and received proceeds of $70,567,500 in settlement of the purchase contracts issued pursuant to the mandatory convertible securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this report contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results.

Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in our Form 10-K and other public filings.

We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.

Board of Directors

Edwin L. Artzt
Former Chairman and Chief Executive Officer
Procter & Gamble Company

Raymond C. Avansino, Jr.
Chairman
E.L. Wiegand Foundation

John C. Ferrara
President and Chief Executive Officer
Lynch Corporation

Alan C. Heuberger
Portfolio Manager
Cascade Investment, L.L.C.

John D. Gabelli
Senior Vice President
Gabelli Asset Management Company

Mario J. Gabelli
Chairman and Chief Executive Officer
Gabelli Asset Management Inc.

Karl Otto Pöhl
Former President of Deutsche Bundesbank

Robert S. Prather, Jr.
President and Chief Operating Officer
Gray Television

Frederic V. Salerno
Former Vice Chairman and Chief Financial Officer
Verizon Communications

Vincent S. Tese
Former Chairman
Cross Country Wireless

Officers

Mario J. Gabelli
Chairman and Chief Executive Officer

Douglas R. Jamieson
President and Chief Operating Officer

Henry G. Van der Eb
Senior Vice President

James E. McKee
Vice President, General Counsel and Secretary

Michael R. Anastasio, Jr.
Vice President and Chief Financial Officer

Bruce N. Alpert
Executive Vice President and
Chief Operating Officer, Gabelli Funds, LLC

Stephen M. DeTore
Deputy General Counsel and Assistant Secretary

Corporate and Shareholder Information

Investor Relations
For our 10-K and other shareholder information, visit our website at **www.gabelli.com** or write to:

One Corporate Center
Rye, New York 10580-1422
914-921-5147
email: investor@gabelli.com

Transfer Agent
EquiServe
250 Royall Street
Canton, MA 02021
(781) 575-2000

Trading Information
New York Stock Exchange
Class A Common Stock
Symbol - GBL

Website
www.gabelli.com

Gabelli Investment Services Information
Gabelli Mutual Funds
Contact: Jason G. Swirbul
800-GABELLI
email: jswirbul@gabelli.com

Institutional Accounts
Contact: Christopher C. Desmarais
914-921-5237
email: cdesmarais@gabelli.com

Private Accounts
Contact: Paul M. Swirbul
914-921-5084
email: pswirbul@gabelli.com

Investment Partnerships
Contact: F. William Scholz, II
914-921-5135
email: alternatives@gabelli.com

Annual Meeting
Our 2005 Annual Meeting of Shareholders will be held at 8:30 a.m. on May 10, 2005 at the Greenwich Library, 101 W. Putnam Avenue
Greenwich, CT 06830

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 1-14761

Gabelli Asset Management Inc.

(Exact name of registrant as specified in its charter)

New York	13-4007862
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Corporate Center, Rye, NY	10580-1422
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (914) 921-3700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Class A Common Stock, $ .001 Par Value	New York Stock Exchange
Mandatory convertible securities	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X].

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes _X No___.

As of March 1, 2005, 7,228,042 shares of class A common stock and 23,128,500 shares of class B common stock were outstanding. All of the shares of class B common stock were held by GGCP, Inc. (formerly Gabelli Group Capital Partners, Inc.) and two of its subsidiaries. The aggregate market value of the common stock held by non-affiliates of the registrant as of March 1, 2005 was $243,833,243.

DOCUMENTS INCORPORATED BY REFERENCE: The definitive proxy statement for the 2005 Annual Meeting of Shareholders.

PART I

Forward-Looking Information

Our disclosure and analysis in this report and in documents that are incorporated by reference contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results.

Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in our other public filings or in documents incorporated by reference here or in prior filings or reports.

We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.

ITEM 1: BUSINESS

Unless we have indicated otherwise, or the context otherwise requires, references in this report to "Gabelli Asset Management Inc.," "GBL," "we," "us" and "our" or similar terms are to Gabelli Asset Management Inc., its predecessors and its subsidiaries.

Overview

Gabelli Asset Management Inc. (NYSE: GBL) is a widely recognized provider of investment advisory services to mutual funds, institutional and high net worth investors, and investment partnerships, principally in the United States. Through Gabelli & Company, Inc., we provide institutional research services to institutional clients and investment partnerships. We generally manage assets on a discretionary basis and invest in a variety of U.S. and international securities through various investment styles. Our revenues are based primarily on the firm's levels of assets under management and fees associated with our various investment products, rather than our own corporate assets.

Since 1977, we have been identified with and enhanced the "value" style approach to investing. Our investment objective is to earn a superior risk-adjusted return for our clients over the long-term through our proprietary fundamental research. In addition to our value products, we offer our clients a broad array of investment strategies that include growth, international and convertible products. We also offer non-market correlated, and fixed income strategies. By earning returns for our clients, we will be earning returns for all our stakeholders.

As of December 31, 2004, we had a record $28.7 billion of assets under management, 93% of which were in equity products. We conduct our investment advisory business principally through: GAMCO Investors, Inc. (Separate Accounts), Gabelli Funds, LLC (Mutual Funds) and Gabelli Securities, Inc. (Investment Partnerships). We also act as an underwriter, are a distributor of our open-end mutual funds and provide institutional research through Gabelli & Company, Inc., our broker-dealer subsidiary.

Our assets under management are organized into three operating groups:

- ***Separate Accounts:*** we currently provide advisory services to a broad range of investors, including high net worth individuals, corporate pension and profit sharing plans, foundations, endowments, jointly trusteed plans and municipalities, and also serve as sub-advisor to certain other third-party investment funds which include registered investment companies ("Separate Accounts"). Each separate account portfolio is managed to meet the specific needs and objectives of the particular client by utilizing investment strategies and techniques within our areas of expertise. On December 31, 2004, we had $14.0 billion of Separate Account assets under management.

- ***Mutual Funds:*** we currently provide advisory services to (i) twenty-seven funds within the Gabelli family of funds; (ii) three money market funds that comprise the Treasurer's Fund; and (iii) six mutual funds within the Westwood family of funds (collectively, the "Mutual Funds"). The Mutual Funds have a long-term record of achieving high returns, relative to similar investment products and had $13.9 billion of total assets under management on December 31, 2004.

- ***Investment Partnerships:*** we currently provide advisory services to limited partnerships, offshore funds, and separate accounts, and also serve as a sub-advisor to certain third-party investment funds across merger arbitrage, global and regional long/short equity, and sector-focused strategies ("Investment Partnerships"). We managed a total of $814 million in Investment Partnership assets on December 31, 2004.

Gabelli Asset Management Inc. is a holding company formed in connection with our initial public offering ("Offering") in February 1999. GGCP, Inc. (formerly Gabelli Group Capital Partners, Inc.), which is majority owned by Mr. Mario J. Gabelli ("Mr. Gabelli") with the balance owned by our professional staff and other individuals, owns all of the outstanding shares of class B common stock of Gabelli Asset Management Inc., which represented approximately 98% of the combined voting power of the outstanding common stock and 80% of the equity interest on December 31, 2004. Accordingly, Mr. Gabelli could be deemed to control Gabelli Asset Management Inc.

Our principal executive offices are located at One Corporate Center, Rye, New York 10580. Our telephone number is (914) 921-3700. On our website, www.gabelli.com, we post the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC): our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings on our website are available free of charge.

2004 Highlights

In 2004, we reported record earnings of $2.06 per fully diluted share vs. $1.65 per fully diluted share in 2003. Our revenues increased 23% to a record $255.2 million in 2004 from $207.4 million in 2003 and operating income rose 32.6% to $99.1 million in 2004 from $74.7 million in the prior year.

We ended 2004 with a record $28.7 billion of assets under management (AUM), an increase of 4.0% from the $27.6 billion on December 31, 2003. On December 31, 2004, AUM in our separate accounts and open-end mutual funds totaled $14.0 billion and $9.6 billion, respectively as solid performance from our equity portfolios were the major contributor to growth. Our closed-end funds reached a record AUM of $4.3 billion on December 31, 2004, an increase of approximately 23% from year-end 2003. In 2004, AUM in our Investment Partnerships grew approximately 18%.

Our class A common stock, which is traded on the New York Stock Exchange under the symbol "GBL", ended the year at a market price of $48.52 versus $39.80 at the end of 2003. In 2004, our shareholders earned a return of 26%, including dividends[(a)]. Since our initial public offering in February 1999, GBL has earned a return for its shareholders of 188% (including dividends) through December 31, 2004 versus a return of 7% (including dividends) for the S&P 500 Index during the same period.

During 2004, we returned over $100 million of our earnings to shareholders through our stock buyback program and dividends. This included $1.16 per share in dividends paid to our common shareholders in 2004 and an investment of approximately $70 million through our stock repurchases. We also declared a special dividend of $0.60 per share in November 2004 which was payable on January 18, 2005 to all shareholders of record on January 3, 2005.

(a) Includes the $0.60 per share dividend payable to GBL shareholders on January 18, 2005 to shareholders of record on January 3, 2005 as GBL stock traded ex-dividend on December 30,2004.

In November 2004, our senior notes were successfully remarketed and the interest rate was reset from 6% to 5.22% at that time. These senior notes, which are due February 17, 2007, were originally issued along with purchase contracts in February 2002 as part of our mandatory convertible securities. GBL's senior unsecured debt currently has an investment grade credit rating of BBB from Standard and Poor's and Baa2 from Moody's.

During 2004, we established the Graham & Dodd, Murray, Greenwald Prize for Value Investing in coordination with the Columbia University Graduate School of Business. The monetary prize will be awarded each year at GAMCO's annual client meeting to the individual who best exemplifies fundamental research in the tradition of its honorees.

We also announced several organizational changes during the year aimed at strengthening and broadening our management team:

- Douglas R. Jamieson, who joined us in 1981, was named to the new position of President and Chief Operating Officer. In addition to continuing to head up the firm's separate accounts business (GAMCO), he now oversees all of GBL's business units.

- Henry G. Van der Eb, CFA, was named Senior Vice President and serves as a Senior Advisor to management in all aspects of GBL's business. He has over 30 years of registered investment advisor industry experience including regulatory, legal, compliance, operations, public relations, personnel and acquisitions. He has a wide range of responsibilities across GBL's three major product groups (Mutual Funds, Separate Accounts, and Investment Partnerships) including portfolio management, security analysis, macroeconomic strategy, marketing and client service.

- Michael R. Anastasio, Jr., CPA, was named Chief Financial Officer. He had served as the Chief Accounting Officer since September 2003 and was previously the CFO of the Investment Partnerships business at GBL.

- Christopher C. Desmarais, Senior Vice President of GAMCO, has been named Director of Institutional Marketing. He was previously the Director of GAMCO's Socially Responsive Investments (SRI) since March 2003 where assets have grown to over half a billion dollars. His responsibilities include marketing separate account products directly to Consultants, Corporate Plan Sponsors, Taft Hartley Plans, Foundations and Endowments.

- Howard F. Ward, CFA, portfolio manager of the Gabelli Growth Fund since 1994, was named Director of Growth Products. He now oversees GBL's domestic, international and global growth equity products for mutual funds and separate accounts and is a member of the Gabelli Global Growth Fund's portfolio management team.

Business Strategy

Our business strategy targets global growth of the franchise through continued leveraging of our proven asset management strengths including our brand name, long-term performance record, diverse product offerings and experienced investment, research and client service professionals. In order to achieve growth in assets under management and profitability, we are pursuing a strategy which includes the following key elements:

- ***Broadening and Strengthening Our Brand.*** We are undertaking a series of branding initiatives to enhance long-term shareholder value. Initially, our Board of Directors has approved and will be recommending to shareholders a change in the corporate name from Gabelli Asset Management Inc. to GAMCO Investors, Inc. ("GAMCO"). Our ticker symbol will remain GBL on the New York Stock Exchange. Additionally, our existing subsidiary named GAMCO Investors, Inc. will be renamed.

  GAMCO is our oldest asset management company and brand, representing our institutional and high net worth effort since its founding in 1978, and has historically represented the majority of the firm's asset base. We believe changing the corporate name back to GAMCO helps us achieve our mission of earning superior returns for our clients by providing various value added products. GAMCO is a more encompassing parent company name, and more appropriately represents the various investment strategies, philosophies, and asset management brands contributing to the growth of the organization.

- ***Establishing Relationship Centers.*** In addition to our corporate office in Rye NY, we have seven offices which conduct portfolio management, research and marketing activities in the United States and abroad in the following cities: Greenwich CT, Chicago IL, Minneapolis MN, Palm Beach FL, Reno NV, Atlanta GA and London UK. Our offices in Chicago and Minneapolis were established as the result of acquisitions of on-going investment advisory operations. The London office was opened in January 2000 to provide a geographic presence overseas and to coordinate investment research and marketing activities for our investment product offerings in the European markets.

- ***Introducing New Products and Services.*** We believe we have the capacity for development of new products and services around the Gabelli and GAMCO brands to complement our existing product offerings. New products since our initial public offering include:

  - Four open-end mutual funds: Gabelli Blue Chip Value Fund (1999), Gabelli Utilities Fund (1999) and the Gabelli Woodland Small Cap Value Fund (2003) and Ned Davis Research Asset Allocation Fund (2003) brands.

  - Three closed-end funds: The Gabelli Utility Trust, The Gabelli Dividend & Income Trust and The Gabelli Global Utility and Income Trust.

  - Six private limited partnerships: Gemini Global Partners, L.P., Gabelli European Partners, L.P., Gabelli Japanese Value Partners, L.P., Gabelli Associates Fund II, L.P., GAMCO Performance Partners, L.P., and GAMA Select Energy Plus, L.P.

  - Five offshore funds: Gemini Global Partners, Ltd., Gabelli European Partners, Ltd., Gabelli Japanese Value Partners, Ltd., GAMCO Performance Partners, Ltd., and GAMCO Arbitrage Partners, Ltd.

- ***Promulgating the Gabelli "Private Market Value with a Catalyst" Investment Approach.*** While we have expanded our investment product offerings, our "value investing" approach remains the core of our business. This method is based on the value investing principles articulated by Graham & Dodd in 1934, and further augmented by Mario J. Gabelli with his development of private market value and his introduction of a catalyst into the value investment methodology. The development of private market value ("PMV") analysis combined with the concept of a catalyst has evolved into our value investing approach, commonly referred to as "PMV with a Catalyst" investing. Our approach encompasses the broad spectrum of event-driven investing including arbitrage and special situations, implemented on a global basis.

  PMV with a Catalyst investing is a disciplined, research driven approach based on the extensive use of security analysis. In this process, we carefully select stocks whose intrinsic value, based on our estimate of current asset value and future growth and earnings power, is significantly different from the value as reflected in the public market. We then calculate the firm's PMV, which is defined as the price an informed industrial buyer would be likely to pay to acquire the business.

  To limit the time horizon in which the PMV is likely to be realized, we look for situations in which catalysts are working to help eliminate the premium or realize the discount between the public market price and the estimated PMV. Catalysts which are company specific include: realization of hidden assets, recognition of underperforming subsidiaries, share buybacks, spin-offs, mergers and acquisitions, balance sheet changes, new products, accounting changes, new management and cross-shareholder unwinding. Other catalysts are related to industry dynamics or macroeconomic and include but are not limited to: industry consolidation, deregulation, accounting, tax, pension and political reforms, technological change and the macroeconomic backdrop. The time horizons for catalysts to trigger change can either be short, medium or long-term.

  In an effort to further extend the "value investing" tradition:

  - we have established the Graham & Dodd, Murray, Greenwald Prize for Value Investing in coordination with the Columbia University Graduate School of Business. The monetary prize will be awarded each year at GAMCO's annual client meeting to the individual who best exemplifies fundamental research in the tradition of its honorees.

  - we will underwrite two "value investing" seminars to be held in London and Milan in the summer of 2005 for institutional investors from leading UK and other European business schools. The seminars will be hosted by Bruce N. Greenwald, the Robert Heilbrunn Professor of Finance and Asset Management at Columbia University Graduate School of Business and the academic Director of the Heilbrunn Center for Graham & Dodd Investing.

The table below compares the long-term performance record for our separate account composite since 1977, using our traditional value-oriented product, the Gabelli "PMV with a Catalyst" investment approach, versus various benchmarks.

GAMCO Value 1977 - 2004

	GAMCO[(a)]	S&P 500[(b)]	Russell 2000[(b)]	CPI + 10[(b)]
Number of Up Years	23	22	19	
Number of Down Years	4	5	7	
Years GAMCO Beat Index		17	17	17
Total Return (CAGR)	18.4%	13.3%	13.5%	14.2%
Total Return	9,761%	2,917%		
Beta	0.77			

The chart below illustrates how this methodology performed during recent market cycles to capture the upside in bull markets while limiting the downside in the most recent bear market.

Performance 1997 to 2004

GAMCO Value vs. S&P 500 Index



-Up Market-
-Down Market-
-Up Markets-
30.5%
27.6%
2000 - 2002
CAGR
GAMCO S&P 500
4.4%
14.6%
33.9%
28.7%
17.8%
10.9%
GAMCO(a) S&P 500(b)
1997 – 1999
CAGR
GAMCO S&P 500
2003
GAMCO S&P 500
2004

Footnotes to Table and Chart

(a)

- The GAMCO composite represents fully discretionary, tax-exempt accounts managed for at least one full quarter and meeting minimum account size requirements. The minimum size requirement for inclusion in 1985 was $500,000; 1986, $1 million; and 1987 and thereafter, $5 million. The performance calculations include accounts under management during the respective periods. As of 12/31/04, the GAMCO composite included 50 accounts with aggregate market value of $4.0 billion. A complete list of composites is available upon request. No two portfolios are identical. Accounts not within this size and type may have experienced different results.

- GAMCO performance results are computed on a total-return basis, which includes all dividends, interest and accrued interest, and realized and unrealized gains and losses. The summary of past performance is not intended as a prediction of future results. Returns are presented in U.S. dollars. The inception date of the GAMCO composite is 10/1/77.

- GAMCO Compound Annualized Growth Rate is computed after actual transaction costs, investment advisory fees and other expenses.

- GAMCO Total Return represents the total net return of the composite from 10/1/77 through 12/31/04.

- Beta is the measure of the GAMCO composite's risk (volatility) in relation to the S&P 500 Index.

(b)

- The S&P 500 is an unmanaged index of 500 U.S. stocks and performance represents total return of index including reinvestment of dividends. The Russell 2000 is an unmanaged index of 2000 small capitalization stocks and performance represents total return of index including reinvestment of dividends. The performance figures for the Russell 2000 are based on an inception date of 1/1/79. The CPI is a widely used measure of inflation and the CPI+10 measure is used to show the results that would have been achieved by obtaining a rate of return that exceeded the CPI by a constant 10% as a basis of comparison versus the results of the GAMCO composite.

- Up and down markets in Chart determined by the performance of the S&P 500 Index during the respective periods.

- ***Expanding Mutual Fund Distribution.*** We continue to expand our distribution network primarily through national and regional brokerage firms and have developed additional classes of shares for most of our mutual funds for sale through these firms and other third-party distribution channels on a commission basis. We intend to increase our wholesaling efforts to market the multi-class shares, which have been designed to meet the needs of investors who seek advice through financial consultants

- ***Increasing Presence in High Net Worth Market.*** Our high net worth business focuses, in general, on serving clients who have established an account relationship of $1 million or more with us. According to industry estimates, the number of households with over $1 million in investable assets will continue to grow in the future, subject to ups and downs in the equity and fixed income markets. With our 28-year history of serving this segment, long-term performance record, customized portfolio approach, dominant, tax-sensitive, buy-hold investment strategy, brand name recognition and broad array of product offerings we believe that we are well positioned to capitalize on the growth opportunities in this market.

- ***Increasing Marketing for Institutional Separate Accounts.*** The institutional Separate Accounts business was principally developed through direct marketing channels. Historically, pension and financial consultants have not been a major source of new institutional Separate Accounts business for us. We promoted Christopher Desmarais to lead our institutional marketing efforts. We have also launched an effort to augment our institutional sales force including adding staff to market directly to the consultant community as well as our traditional marketing channels.

- ***Attracting and Retaining Experienced Professionals.*** We have increased the scope of our investment management capabilities by adding portfolio managers and other investment personnel in order to expand our broad array of products. The ability to attract and retain highly experienced investment and other professionals with a long-term commitment to us and our clients has been, and will continue to be, a significant factor in our long-term growth. For example, we acquired the Mathers Fund in 1999, managed by Henry Van der Eb, CFA, (Chicago) and the Comstock Partners Funds in 2000, managed by Charlie Minter and Martin Weiner. In addition, Elizabeth Lilly, CFA, (Minneapolis) joined us through our alliance with Woodland Partners, LLC in November 2002. Subsequent to the year-end, L.J. Haverty joined the firm as an associate portfolio manager of the Gabelli Global Multimedia Trust.

- ***Sponsorship of Industry Conferences.*** Gabelli & Company, Inc., our institutional research boutique, sponsors industry conferences and management events throughout the year. At these conferences and events, senior management from leading industry companies share their thoughts on the industry, competition, regulatory issues and the challenges and opportunities in their businesses with portfolio managers and securities analysts. We currently host five annual conferences which include the Automotive Aftermarket Symposium (28 years), Pump Valve & Motor Symposium (15 years), Aircraft Supplier Conference (10 years), Dental Conference (2 years) and the Small Cap Orthopedic Conference (2 years). Consistent with our innovative research on emerging technologies, we will be sponsoring conferences focusing on WiMAX (Worldwide Interoperability for Microwave Access) and RFID (Radio Frequency Identification) in 2005.

- ***Hosting of Investor Symposiums.*** We have a Gabelli tradition of sponsoring symposiums that bring together prominent portfolio managers, members of academia and other leading business professionals to present, discuss and debate current issues and topics in the investment industry.

    - 1997 "Active vs. Passive Stock Selection"
    - 1998 "The Role of Hedge Funds as a Way of Generating Absolute Returns"
    - 2001 "Virtues of Value Investing"
    - 2003 "Dividends, Taxable versus Non-Taxable Issues"

    We also hold annual conferences for our investment partnership clients and prospects in New York and London at which our portfolio management team discusses the investment environment, our strategies and portfolios, and event-driven investment opportunities.

- ***Capitalizing on Acquisitions and Strategic Alliances.*** We intend to selectively and opportunistically pursue acquisitions and alliances that will broaden our product offerings and add new sources of distribution. In November 2002, we completed our alliance with Woodland Partners LLC, a Minneapolis based investment advisor of institutional, high net-worth and sub-advisory accounts. In March 2003, we launched the Ned Davis Research Asset Allocation Fund, a quantitative style product. On October 1, 1999, we completed our alliance with Mathers and Company, Inc. and now act as investment advisor to the Mathers Fund (renamed Gabelli Mathers Fund) and in May 2000 we added Comstock Partners Funds, Inc., (renamed Comstock Funds, Inc.). The Mathers, Comstock and Ned Davis Research funds are part of our Non-Market Correlated mutual fund product line, which also includes our Gabelli ABC Fund and Gabelli Gold Fund. We believe that we are well positioned to pursue acquisitions and alliances because of our flexibility in structuring appropriate arrangements to meet the specific needs of all parties.

- ***Expanding Sub-Advisory Relationships.*** Beginning with Global Asset Management in 1987, globally renowned institutions have approached us seeking GBL's investment management expertise and we have actively pursued the strategic partnering of our investment products with these prominent distribution firms. The resulting relationships include American Express, EQ/Enterprise Funds, Skandia Global and UBS (GAM) funds. We believe sub-advisory relationships provide a significant growth opportunity for our business.

We believe that our growth to date is attributable to the following factors:

- ***Stock market gains:*** Since GBL began managing institutional separate accounts in 1977, our traditional value-oriented separate account composite has earned a compound annual return of 18.4% versus a compound annual return of 13.3% for the S&P 500. Since our initial public offering in February 1999 through December 2004, the compound annual return for our traditional value-oriented separate account composite was 9.3% versus the S&P 500's compound annual total return of 1.0%.

- ***Long-Term Performance:*** We have a long-term record of achieving relatively high returns for our Mutual Fund and Separate Account clients when compared to similar investment products. We believe that our performance record represents a competitive advantage and a recognized component of our franchise.

- ***Widely Recognized "Gabelli" and GAMCO Brand Names:*** For much of our history, our portfolio managers and investment products have been featured in a variety of financial print media, including both U.S. and international publications such as *The Wall Street Journal, Financial Times, Money Magazine, Barron's, Fortune, Business Week, Nikkei Financial News, Forbes Magazine* and *Investor's Business Daily.* We also underwrite publications written by our investment professionals, including "*Deals...Deals...and More Deals*" which examines the practice of merger arbitrage and "*Global Convertible Investing: The Gabelli Way*", a comprehensive guide to effective investing in convertible securities.

- ***Diversified Product Offerings:*** Since the inception of our investment management activities, we have sought to expand the breadth of our product offerings. We currently offer a wide spectrum of investment products and strategies, including product offerings in U.S. equities, U.S. fixed income, global and international equities, convertible securities, U.S. balanced and investment partnerships.

- ***Strong Industry Fundamentals:*** According to data compiled by the U.S. Federal Reserve, the investment management industry has grown faster than more traditional segments of the financial services industry, including the banking and insurance industries. Since GBL began managing institutional separate accounts in 1977, world equity markets have grown at an 11.8% compounded annual growth rate through December 31, 2004, including the net addition of new stocks in many countries, to $36.4 trillion[a]. The U.S. equity market comprises about $15.1 trillion[a] or 41.5% of world equity markets. We believe that demographic trends and the growing role of money managers in the placement of capital compared to the traditional role played by banks and life insurance companies will result in continued growth of the investment management industry.

GBL's financial strength is underscored by having received an investment grade rating from two well-respected ratings agencies, Moody's Investors Services and Standard and Poor's Ratings Services. We believe that maintaining these investment grade ratings will provide greater access to the capital markets, enhance liquidity and lower overall borrowing costs.

[a] Source: Birinyi Associates, LLC

Business Description

GBL was originally founded in 1976 as an investment partnership. Our initial operations focused on our institutional broker-dealer and we entered the separate accounts business in 1977, management of investment partnerships in 1985 and the mutual fund business in 1986. Our initial product offering centered on GBL's tax sensitive, buy-hold, value-oriented investment philosophy. Starting in the mid-1980s, we began building on our core value-oriented equity investment products by adding new investment strategies designed for a broad array of clients seeking to invest in growth-oriented equities, convertible securities and fixed income products. Since then, we have continued to build our franchise by expanding our investment management capabilities through the addition of industry specific, international, global, non-market correlated, venture capital, leveraged buy-out and merchant banking product offerings. Throughout our 28-year history, we have marketed most of our products under the "Gabelli" and "GAMCO" brand names. Other brands include Mathers, Comstock, Westwood, Woodland and Ned Davis Research.

Our assets under management are organized principally in three groups: Separate Accounts, Mutual Funds and Investment Partnerships.

Separate Accounts – Institutional and High Net Worth: Since 1977, we have provided investment management services through our subsidiary GAMCO Investors, Inc. ("GAMCO") to a broad spectrum of institutional and high net worth investors. At December 31, 2004, we had $14.0 billion of assets in approximately 1,800 separate accounts, representing approximately 49% of our total assets under management. We currently provide advisory services to a broad range of investors, the majority of which (in total number of accounts) are high net worth client accounts – defined as individuals and their retirement assets generally having minimum account balances of $1 million. As of December 31, 2004, high net worth accounts comprised approximately 82% of the total number of Separate Accounts and approximately 24% of the assets.

High net worth clients are attracted to us by our gross returns and the tax efficient nature of the underlying investment process in these traditional products. Foundation and endowment fund assets represented an additional 9% of the number of Separate Accounts and approximately 11% of the assets. The sub-advisory portion of the Separate Accounts (where we act as sub-advisor to certain other third-party investment funds) held approximately $3.7 billion or 27% of total Separate Account assets with less than 1% of the number of accounts. Institutional client accounts, which include corporate pension and profit sharing plans, jointly-trusteed plans and public funds, represented 39% of the Separate Accounts assets and 8% of the accounts. The ten largest Separate Accounts comprised approximately 40% of our total Separate Account assets under management and approximately 21% of our total Separate Account revenues as of and for the period ended December 31, 2004, respectively.

In general, our Separate Accounts are managed under the GAMCO brand to meet the specific needs and objectives of each client by utilizing investment strategies – traditional "value", "large cap value", "large cap growth", "global", "international growth" and "convertible bonds" – and techniques that are within our areas of expertise. We distinguish between taxable and tax-free assets and manage client portfolios with tax sensitivity within given investment strategies.

At December 31, 2004, over 76% of our assets in Separate Accounts (excluding sub-advisory assets) were obtained through direct sales relationships. Sales efforts are conducted on a regional and product specialist basis. A team of professionals (who generally remain assigned to a specific client from the onset of the relationship) focus on client service. Members of the sales and marketing staff for the Separate Accounts business have an average of more than ten years of experience with us and focus on developing and maintaining direct, long-term relationships with their Separate Account clients. This enables the service team to understand and focus on the individual client's needs. We believe that an important element of future growth in the Separate Accounts is dependent on client relationships and retention. The firm will host its 20th Annual Client conference in May. This two-day event will kick off with a gathering at the Waldorf-Astoria in New York followed by presentations by our portfolio managers and analysts the following day. Along with these client seminars, we continue to establish and staff relationship offices around the country.

We are also willing to fight for clients as evidenced by our efforts in a recent appraisal action. After a lengthy and time-consuming process, the Delaware Chancery Court decided in favor of our GAMCO clients in this appraisal action during the fourth quarter 2004. Over five hundred clients received a premium of nearly 45% over the merger price offered in September 2001.

Sub-advisory relationships are a growing source of assets under management and require above average operational, trading and marketing support. We act as a sub-advisor on certain funds for several large and well-known fund managers including American Express, EQ/Enterprise Funds, Skandia Global and UBS (GAM) funds. In November 2004, a sub-advisory client transferred management of the largest of its three portfolios managed by the firm to another asset manager. Similar to corporate clients, sub-advisory clients are also subject to business combinations which may result in the curtailment of product distribution or the termination of the relationship.

Investment advisory agreements for our Separate Accounts are typically subject to termination by the client without penalty on 30 days' notice or less.

Mutual Funds: We currently provide advisory services to (a) the Gabelli family of funds, which consists of twenty-one open-end mutual funds and six closed-end funds of which one open-end fund is managed by an unaffiliated sub-advisor; (b) The Treasurer's Fund, consisting of three open-end money market funds (the "Treasurer's Funds"); and (c) the Westwood family of funds, consisting of six open-end mutual funds, five of which are managed on a day-to-day basis by Westwood Management Corporation, a wholly-owned subsidiary of Westwood Holdings Group (collectively, the "Mutual Funds"). At December 31, 2004, we had $13.9 billion of assets under management in open-end mutual funds and closed-end funds, representing approximately 48% of our total assets under management. The Mutual Funds have a long-term record of achieving high returns, relative to similar investment products. At December 31, 2004, 94% of the assets under management in the open-end Mutual Funds having an overall rating from Morningstar, Inc. ("Morningstar") were in open-end Mutual Funds ranked "three stars" or better, with approximately 37% of such assets in open-end Mutual Funds ranked "five stars" and/or "four stars" on an overall basis (*i.e.*, derived from a weighted average of the performance figures associated with its three-, five-, and ten-year Morningstar Rating metrics). There can be no assurance, however, that these funds will be able to maintain such ratings or that past performance will be indicative of future results. At December 31, 2004, approximately 38% of our assets under management in open-end, no-load equity Mutual Funds had been obtained through direct sales relationships. We also sell our open-end Mutual Funds through Third-Party Distribution Programs, particularly No-Transaction Fee ("NTF") Programs, and have developed additional classes of shares for many of our mutual funds for sale through additional third-party distribution channels on a commission basis. At December 31, 2004, Third Party Distribution Programs accounted for approximately 62% of all assets in open-end funds. Six closed-end funds represent 31% of the total assets in the mutual funds business. The Gabelli Dividend & Income Trust, which generated gross proceeds of $1.46 billion in November 2003 through its initial public offering, raised an additional $194 million in gross proceeds through the exercise of the underwriters' overallotment option in January 2004 and $300 million through the placement of preferred shares in October 2004. In addition, The Gabelli Global Utility & Income Trust generated gross proceeds of approximately $58 million through its initial public offering in May 2004.

A detailed description of our Mutual Funds is provided within this Item 1 beginning on page 12.

Investment Partnerships: We manage Investment Partnerships through our rapidly growing (29% CAGR since 2000) 92% majority-owned subsidiary, Gabelli Securities, Inc. ("GSI"). The Investment Partnerships consist primarily of limited partnerships, offshore funds, separate accounts and sub-advisory relationships within the following strategies: merger arbitrage, event-driven long/short equity funds, sector-focused funds and merchant banking. We had $814 million of Investment Partnership assets under management, or approximately 3% of total assets under management, at December 31, 2004.

We introduced our first targeted portfolio, a merger arbitrage partnership in 1985. An offshore version of this strategy was added in 1989. Building on our strengths in global event-driven value investing, several new Investment Partnerships have been added to balance investors' geographic, strategy and sector needs. Today we offer a broad range of absolute return products. Within our merger arbitrage strategy, we manage approximately $432 million of assets for investors who seek positive returns not correlated to fluctuations of the general market. These funds seek to drive returns by investing in announced merger and acquisition transactions that are primarily dependent on the deal closure and less on the overall market environment. In event-driven long/short strategies, we manage $358 million of assets focused on the U.S., Japanese, and European markets. We also manage a series of sector-focused absolute return funds designed to offer investors a mechanism to diversify their portfolios by global economic sector rather than by geographic region. We currently offer two sector-focused portfolios: the Gabelli International Gold Fund Ltd. and GAMA Select Energy Plus, L.P. Merchant banking activities are carried out through ALCE Partners, L.P. and Gabelli Multimedia Partners, L.P., both of which are closed to new investors.

Our Investment Partnerships have been marketed primarily by our direct sales force to high net worth individuals and institutions. Separate accounts and sub-advisory relationships continue to be an important aspect of our Investment Partnerships business and account for approximately 48% of our Investment Partnership assets under management. We intend to expand product offerings, both domestic and international, and the geographic composition of our customer base in Investment Partnerships. It is our expectation that the assets invested in these products will provide a growing source of revenues in the future.

Assets Under Management

The following table sets forth total assets under management by product type as of the dates shown and their compound annual growth rates ("CAGR"):

Assets Under Management
By Product Type
(Dollars in millions)

	At December 31,					January 1, 2000 to December 31, 2004
	2000	2001	2002	2003	2004	CAGR(a)
Equity:						
Mutual Funds	$ 10,680	$ 10,165	$ 8,091	$ 11,618	$ 12,371	3.4%
Institutional & HNW Separate Accounts	10,142	11,513	9,990	13,031	13,587	7.7
Total Equity	20,822	21,678	18,081	24,649	25,958	5.5
Fixed Income:						
Money Market Mutual Funds	1,425	1,781	1,963	1,703	1,488	4.8
Bond Mutual Funds	8	9	14	11	11	12.9
Institutional & HNW Separate Accounts	859	720	613	504	388	(11.0)
Total Fixed Income	2,292	2,510	2,590	2,218	1,887	0.1
Investment Partnerships:						
Investment Partnerships	437	573	578	692	814	28.8
Total Assets Under Management	$ 23,551	$ 24,761	$ 21,249	$ 27,559	$ 28,659	5.5
Breakdown of Total Assets Under Management:						
Mutual Funds	$ 12,113	$ 11,955	$ 10,068	$ 13,332	$ 13,870	3.6
Institutional & HNW Separate Accounts	11,001	12,233	10,603	13,535	13,975	6.8
Investment Partnerships	437	573	578	692	814	28.8
Total Assets Under Management	$ 23,551	$ 24,761	$ 21,249	$ 27,559	$ 28,659	5.5

(a) Compound annual growth rate.

Summary of Investment Products

We manage assets in the following wide spectrum of investment products and strategies, many of which are focused on fast-growing areas:

U.S. Equities:
All Cap Value
Large Cap Value
Large Cap Growth
Mid Cap Value
Small Cap Value
Small Cap Growth
Micro Cap
Real Estate
Utilities
Non-Market Correlated

Global and International Equities:
International Growth
Global Growth
Global Value
Global Telecommunications
Global Multimedia
Gold

Investment Partnerships:
Merger Arbitrage
U.S. Long/Short
Global Long/Short
European Arbitrage
Japanese Long/Short
Sector-Focused
Merchant Banking

Convertible Securities:
U.S. Convertible Securities
Global Convertible Securities

U.S. Balanced:
Asset Allocation
Balanced Growth
Balanced Value

U.S. Fixed Income:
Corporate
Government
Municipals
Asset-backed
Intermediate
Short-term

Additional Information on Mutual Funds

The Mutual Funds include 30 open-end mutual funds and 6 closed-end funds which had total assets as of December 31, 2004 of $13.9 billion. The open-end Mutual Funds are available to individuals and institutions on both a no-load and commission basis, while the closed-end funds are listed and traded on either the New York Stock Exchange ("NYSE") or the American Stock Exchange ("AMEX"). At December 31, 2004, the open-end funds had total net assets of $9.6 billion and the closed-end funds had total net assets of $4.3 billion. The assets managed in the closed-end funds represent approximately 31% of the assets in the Mutual Funds and 15% of the total assets under management at December 31, 2004. Our assets under management consist of a broad range of U.S. and international stock, bond and money market mutual funds that meet the varied needs and objectives of our Mutual Fund shareholders. At December 31, 2004, approximately 38% of our assets under management in open-end Mutual Funds had been obtained through direct sales relationships.

We, through our affiliates, act as advisor to all of the Mutual Funds, except with respect to the Gabelli Capital Asset Fund for which we act as a sub-advisor and Guardian Investment Services Corporation, an unaffiliated company, acts as manager. As sub-advisor, we make day-to-day investment decisions for the Gabelli Capital Asset Fund.

Gabelli Funds, LLC ("Funds Adviser"), a wholly-owned subsidiary of Gabelli Asset Management Inc., acts as the investment advisor for all of the Mutual Funds other than the Westwood family of funds and The Treasurer's Fund. Funds Adviser has retained Ned Davis Research, Inc. ("NDR") to act as sub-advisor for the Ned Davis Research Asset Allocation Fund ("NDR Fund"). As sub-advisor, NDR makes day-to-day investment decisions for the NDR Fund utilizing a team investment approach.

Gabelli Advisers, Inc., a subsidiary controlled by Gabelli Asset Management Inc., acts as investment advisor to the Westwood family of funds and has retained Westwood Management Corporation to act as sub-advisor for five of the six portfolios. Westwood Management Corporation, in its capacity as sub-advisor, makes day-to-day investment decisions and provides the portfolio management services for five of the six current Westwood portfolios. The Westwood Mighty Mites^{SM} Fund, launched in May 1998, is advised solely by Gabelli Advisers, Inc., using a team investment approach, without any sub-advisors. Westwood Management Corporation owns an approximately 19.0% equity interest in Gabelli Advisers, Inc. At December 31, 2004, GBL in turn owned 16.1% of Westwood Holdings Group (NYSE: WHG).

Gabelli Fixed Income LLC, a majority-owned subsidiary of Gabelli Fixed Income, Inc., currently manages short-term and short-intermediate term fixed income securities for the Treasurer's Fund as well as for Separate Accounts. We plan to further increase and diversify the number of fixed income products offered. Certain members of senior management of Gabelli Fixed Income LLC own a 19.9% equity interest in Gabelli Fixed Income LLC.

The following table lists the Mutual Funds, together with the December 31, 2004 Morningstar overall rating, where rated (ratings are not available for the money-market mutual funds and other mutual funds, which collectively represent 43.4% of the assets under management in the Mutual Funds), provides a description of the primary investment objective, fund characteristics, fees, the date that the mutual fund was initially offered to investors and the assets under management in the Mutual Funds as of December 31, 2004.

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2004 (all classes) ($ in millions)
GABELLI OPEN-END FUNDS:						
VALUE:						
The Gabelli Asset Fund ★★★★	Growth of capital as a primary investment objective, with current income as a secondary investment objective. Invests in equity securities of companies selling at a significant discount to their private market value.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	03/03/86	$ 2,218.4
Westwood Equity Fund ★★★	Capital appreciation through a diversified portfolio of equity securities using bottom-up fundamental research with a focus on identifying well-seasoned companies.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	01/02/87	$ 181.7
The Gabelli Blue Chip Value Fund ★	Capital appreciation through investments in equity securities of established companies, which are temporarily out of favor and which have market capitalizations in excess of $5 billion.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00 (8)	.25	08/26/99	$ 38.4
The Gabelli Capital Asset Fund (not rated) (7)	Capital appreciation from equity securities of companies selling at a significant discount to their private market value.	No-load, Open-end, Diversified, Variable Annuity	.75	n/a	05/01/95	$ 240.2
FOCUSED VALUE:						
The Gabelli Value Fund ★★★	High level of capital appreciation from undervalued equity securities that are held in a concentrated portfolio.	Class A: Front end-load, Open-end Non-diversified Multi-class shares (2)	1.00	.25	09/29/89	$ 1,299.1
SMALL CAP VALUE:						
The Gabelli Small Cap Growth Fund ★★★	High level of capital appreciation from equity securities of smaller companies with market capitalization of $1 billion or less.	Class AAA: No-load, Open-end, Diversified Multi-Class Shares (2)	1.00	.25	10/22/91	$ 703.6

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2004 (all classes) ($ in millions)
The Gabelli Woodland Small Cap Value Fund (not rated) (7)	Long Term capital appreciation investing at least 80% of its assets in equity securities of companies with market capitalizations of $1.5 billion or less.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00 (8)	.25	12/31/02	$ 4.5
Westwood SmallCap Equity Fund ★★	Long-term capital appreciation, investing at least 80% of its assets in equity securities of companies with market capitalizations of $1.5 billion or less.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00 (8)	.25	04/15/97	$ 13.7
GROWTH:						
Gabelli International Growth Fund ★★★★	Capital appreciation by investing primarily in equity securities of foreign companies with rapid growth in revenues and earnings.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	06/30/95	$ 55.6
The Gabelli Growth Fund ★★★	Capital appreciation from companies that have favorable, yet undervalued, prospects for earnings growth. Invests in equity securities of companies that have above-average or expanding market shares and profit margins.	Class AAA: No-load, Open-end, Diversified Multi-Class Shares (2)	1.00	.25	04/10/87	$ 1,452.7
AGGRESSIVE GROWTH:						
The Gabelli Global Growth Fund ★★	High level of capital appreciation through investment in a portfolio of equity securities focused on companies involved in the global marketplace.	Class AAA: No load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	02/07/94	$ 114.9
MICRO-CAP:						
Westwood Mighty Mites℠ Fund ★★	Long-term capital appreciation by investing primarily in equity securities with market capitalization of $300 million or less.	Class AAA:, No-load, Open-end, Diversified Multi-class shares (2)	1.00 (8)	.25	05/11/98	$ 53.0
EQUITY INCOME:						
The Gabelli Equity Income Fund ★★★★★	High level of total return with an emphasis on income producing equities with yields greater than the S&P 500 average.	Class AAA: No-load, Open-end, Diversified Multi-Class Shares (2)	1.00	.25	01/02/92	$ 396.8

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2004 (all classes) ($ in millions)
Westwood Balanced Fund ★★★★	Both capital appreciation and current income using portfolios containing stocks, bonds, and cash as appropriate in light of current economic and business conditions.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	.75	.25	10/01/91	$ 146.2
Westwood Realty Fund ★★	Long-term capital appreciation as well as current income, investing in equity securities that are primarily engaged in or related to the real estate industry.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00 (8)	.25	09/30/97	$ 19.3
SPECIALTY EQUITY:						
The Gabelli Global Opportunity Fund ★★★	High level of capital appreciation through worldwide investments in equity securities.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00 (8)	.25	05/11/98	$ 21.2
The Gabelli Global Convertible Securities Fund ★★	High level of total return through a combination of current income and capital appreciation through investment in convertible securities of U.S. and non-U.S. issuers.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00 (8)	.25	02/03/94	$ 21.2
SECTOR:						
The Gabelli Utilities Fund ★★★★	High level of total return through a combination of capital appreciation and current income from investments in utility companies.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00 (8)	.25	08/31/99	$ 102.1
The Gabelli Global Telecommunications Fund ★★★	High level of capital appreciation through worldwide investments in equity securities, including the U.S., primarily in the telecommunications industry.	Class AAA: No-load, Open-end, Non-diversified Multi-class shares (2)	1.00	.25	11/01/93	$ 211.2
Gabelli Gold Fund ★★★	Seeks capital appreciation and employs a value approach to investing primarily in equity securities of gold-related companies worldwide.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00	.25	07/11/94	$ 298.7
MERGER AND ARBITRAGE:						
The Gabelli ABC Fund ★★★	Total returns from equity and debt securities that are attractive to investors in various market conditions without excessive risk of capital loss.	No-load, Open-end, Non-diversified	0.50 (6)	n/a (6)	05/14/93	$ 301.4

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2004 (all classes) ($ in millions)
QUANTITATIVE:						
Ned Davis Research Asset Allocation Fund (not rated) (7)	Seeks to provide capital appreciation as its primary objective with a secondary objective of current income.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	1.00 (8)	.25	03/31/03	$ 9.3
CONTRARIAN:						
Comstock Capital Value Fund (not rated) (7)	Capital appreciation and current income through investment in a highly diversified portfolio of securities.	Class A Load, Open-end, Diversified Multi-class shares (2)	1.00	.25	10/10/85	$ 70.1
Comstock Strategy Fund (not rated) (7)	Capital appreciation and current income through investment in a portfolio of debt securities.	Class A Load, Open-end, Non-Diversified Multi-class shares (2)	.85	.25	05/5/88	$ 14.7
Gabelli Mathers Fund ★	Long-term capital appreciation in various market conditions without excess risk of capital loss.	Class AAA: No-load, Open-end, Diversified	1.00	.25	8/19/65	$ 41.3
FIXED INCOME:						
Westwood Intermediate Bond Fund ★★★	Total return and current income, while limiting risk to principal. Pursues higher yields than shorter maturity funds, and has more price stability than generally higher yielding long-term funds.	Class AAA: No-load, Open-end, Diversified Multi-class shares (2)	.60 (8)	.25	04/06/93	$ 10.6
CASH MANAGEMENT-MONEY MARKET:						
The Gabelli U.S. Treasury Money Market Fund (not rated) (7)	High current income with preservation of principal and liquidity, while striving to keep expenses among the lowest of all U.S. Treasury money market funds.	Money Market, Open-end, Diversified	.30 (8)	n/a	10/01/92	$ 970.8
The Treasurer's Fund, Inc. — Domestic Prime Money Market Portfolio (not rated) (7)	Current income with preservation of principal and liquidity through investment in U.S. Treasury securities and corporate bonds.	No-load, Open-end, Diversified Dual class	.30 (8)	n/a	01/01/88	$ 322.7

Fund (Morningstar Overall Rating) (1)	Primary Investment Objective	Fund Characteristics	Advisory Fees (%)	12b-1 Fees (%)	Initial Offer Date	Net Assets as of December 31, 2004 (all classes) ($ in millions)
The Treasurer's Fund, Inc. — Tax Exempt Money Market Portfolio (not rated) (7)	Current income with preservation of principal and liquidity through investment in U.S. municipal bond securities.	No-load, Open-end, Diversified Dual class	.30 (8)	n/a	12/18/87	$ 139.4
The Treasurer's Fund, Inc. — U.S. Treasury Money Market Portfolio (not rated) (7)	Current income with preservation of principal and liquidity through investment in U.S. Treasury securities.	No-load, Open-end, Diversified Dual class	.30 (8)	n/a	07/25/90	$ 54.9
GABELLI CLOSED-END FUNDS:						
The Gabelli Equity Trust Inc. (not rated) (7)	Long-term growth of capital by investing in equity securities.	Closed-end, Non-diversified NYSE Symbol: GAB	1.00 (9)	n/a	08/14/86	$ 1,638.4
The Gabelli Convertible and Income Securities Fund Inc. (4) ★★	High total return from investing primarily in convertible instruments.	Closed-end, Diversified NYSE Symbol: GCV	1.00 (9)	n/a	07/03/89	$ 147.2
The Gabelli Global Multimedia Trust Inc. (3) (not rated) (7)	Long-term capital appreciation from equity investments in global telecommunications, media, publishing and entertainment holdings.	Closed-end, Non-diversified NYSE Symbol: GGT	1.00 (9)	n/a	11/15/94	$ 223.8
The Gabelli Utility Trust (5) (not rated) (7)	High total return from investments primarily in securities of companies involved in gas, electricity and water industries.	Closed-end, Non-Diversified NYSE Symbol: GUT	1.00 (9)	n/a	07/09/99	$ 261.6
The Gabelli Dividend & Income Trust (not rated) (7)	Qualified dividend income and capital appreciation potential.	Closed-end, Non-Diversified NYSE Symbol: GDV	1.00 (9)	n/a	11/24/03	$ 2,006.8
The Gabelli Global Utility & Income Trust (not rated) (7)	A consistent level of after-tax total return with an emphasis on tax-advantaged dividend income.	Closed-end, Non-Diversified AMEX Symbol: GLU	1.00	n/a	5/28/04	$ 64.2

(1) For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar risk-adjusted return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees) placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in an investment category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three, five, and ten-year (if applicable) Morningstar Rating metrics. Morningstar Ratings are shown for the respective class shown; other classes may have different performance characteristics. There were 228 Conservative Allocation funds rated for three years, 164 funds for five years and 53 funds for ten years (The Gabelli ABC Fund, Gabelli Mathers Fund). There were 283 Mid-Cap Blend funds rated for three years, 172 funds for five years and 57 funds for ten years (The Gabelli Asset Fund, The Gabelli Value Fund).

There were 781 Large Value funds rated for three years, 559 funds for five years and 244 funds for ten years (The Gabelli Blue Chip Value Fund, Westwood Equity Fund, The Gabelli Equity Income Fund). There were 64 Convertibles funds rated for three years, 56 funds for five years and 27 funds for ten years (The Gabelli Global Convertible Securities Fund, The Gabelli Convertible and Income Securities Fund Inc.). There were 274 World Stock funds rated for three years, 208 funds for five years and 73 funds for ten years (The Gabelli Global Growth Fund, The Gabelli Global Opportunity Fund). There were 40 Specialty-Communications funds rated for three years, 15 funds for five years and 8 funds for ten years (The Gabelli Global Telecommunications Fund). There were 39 Specialty-Precious Metals funds rated for three years, 30 funds for five years and 19 funds for ten years (Gabelli Gold Fund). There were 1,039 Large Growth funds rated for three years, 743 funds for five years and 260 funds for ten years (The Gabelli Growth Fund). There were 175 Foreign Large Growth funds rated for three years and 131 funds for five years (Gabelli International Growth Fund). There were 201 Small Value funds rated for three years, 154 funds for five years and 40 funds for ten years (The Gabelli Small Cap Growth Fund, Westwood Mighty Mites℠ Fund). There were 66 Specialty-Utilities funds rated for three years and 59 funds rated for five years (The Gabelli Utilities Fund). There were 654 Moderate Allocation funds rated for three years, 515 funds for five years and 212 funds for ten years (Westwood Balanced Fund). There were 738 Intermediate-Term Bond funds rated for three years, 554 funds for five years and 275 funds for ten years (Westwood Intermediate Bond Fund). There were 146 Specialty-Real Estate funds rated for three years and 120 funds for five years (Westwood Realty Fund). There were 554 Small Growth funds rated for three years and 402 funds for five years (Westwood SmallCap Equity Fund). (a) 2004 Morningstar, Inc. All Rights reserved. This information is (1) proprietary to Morningstar and/or its content providers (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Other share classes may have different performance characteristics.

(2) These funds have multi-classes of shares available. Multi-class shares include Class A shares with a front-end sales charge; Class B shares are subject to a back-end contingent deferred sales charge for up to 6 years and Class C shares are subject to a 1% back-end contingent deferred sales charge for up to two years. However, Class B shares are no longer offered as of July 2004. Comstock Strategy Fund Class R shares, which are no-load, are available only for retirement and certain institutional accounts. Comstock Strategy Fund class O shares are no longer offered to the public. Ned Davis Research Asset Allocation Fund and The Gabelli Blue Chip Value Fund Class I shares are available to institutional accounts. Class I shares for other funds are expected to be available in May 2005. Net assets include all shares classes.

(3) The Gabelli Global Multimedia Trust Inc. was formed in 1994 through a spin off of assets from The Gabelli Equity Trust.

(4) The Gabelli Convertible and Income Securities Fund Inc. was originally formed in 1989 as an open-end investment company and was converted to a closed-end investment company in March 1995.

(5) The Gabelli Utility Trust was formed in 1999 through a spin off of assets from The Gabelli Equity Trust.

(6) Funds Adviser has voluntarily reduced the Advisory fee from 1.00% to 0.50% since April 1, 2002. Gabelli & Company, Inc. has waived receipt of the 12b-1 Plan distribution fees as of January 1, 2003 and on February 25, 2004 the Fund's Board of Directors agreed with the Funds Advisers' request to terminate the 12b-1 Plan.

(7) Certain funds are not rated because they don't have a three year history or there are not enough similar funds in the category determined by Morningstar.

(8) Funds Adviser has an agreement in place to waive its advisory fee or reimburse expenses of the Fund to maintain fund expenses at a specified level for Class AAA shares; Multiclass shares have separate limits as described in the Fund's prospectus. (The Gabelli Blue Chip Value Fund – 2.00%; The Gabelli Woodland Small Cap Value Fund – 2.00%; Westwood Mighty Mites ℠ Fund – 1.50%; Westwood Realty Fund – 1.50%; The Gabelli Global Opportunity Fund – 1.50% (2.00% after May 1, 2005); The Gabelli Global Convertible Securities Fund – 2.00%; The Gabelli Utilities Fund – 2.00%; Ned Davis Research Asset Allocation Fund – 2.50% through April 30, 2005; Westwood SmallCap Equity Fund – 1.50%; Westwood Intermediate Bond Fund – 1.00%; The Gabelli U.S. Treasury Money Market Fund – 0.30%; The Treasurer's Fund – Domestic Prime Money Market Portfolio – 0.60%; The Treasurer's Fund – Tax Exempt Money Market Fund – 0.60%; The Treasurer's Fund – U.S. Treasury Money Market Portfolio – 0.65%.)

(9) Funds Adviser has agreed to reduce its advisory fee on the liquidation value of Preferred stock outstanding if certain performance levels are not met.

Shareholders of the no-load open-end Mutual Funds are allowed to exchange shares among the open-end funds as economic and market conditions and investor needs change at no additional cost. However, as noted below certain Mutual Funds impose a 2% redemption fee on shares redeemed within 60 days of a purchase. We periodically introduce new mutual funds designed to complement and expand our investment product offerings, respond to competitive developments in the financial marketplace and meet the changing needs of investors.

In February 2003, to discourage short-term trading, time zone arbitrage and late trading, the Boards of Directors of our open-end Mutual Funds with significant holdings in non-US securities, approved the imposition of a 2% redemption fee on shares redeemed within 60 days of purchase. The 2% redemption fee on these funds became effective in May 2003. In May 2004, the Boards of Directors of our other open-end Mutual Funds, other than the money market funds and The Gabelli Capital Asset Fund, considered and approved the imposition of a 2% redemption fee on shares redeemed within 60 days of a purchase. As of November 2004, the 2% redemption fee was effective for all of these funds. The Board of Directors of our open-end Mutual Funds will continue to review the need to maintain the 2% redemption fee in light of the regulatory environment and other industry developments and may elect to selectively remove this fee on certain funds.

The shareholders of The Gabelli ABC Fund voted on December 30, 2004 to approve a charter amendment that would require investment accounts held at the fund's transfer agent, State Street Bank & Trust Company, be directly registered to the beneficial owners of the fund. The action, which was recommended by Funds Adviser and approved by the fund's Board of Directors, permits the redemption of shares held through certain brokers and financial consultants in omnibus and individual accounts where the beneficial owner is not disclosed.

Our marketing efforts for the Mutual Funds are currently focused on increasing the distribution and sales of our existing funds as well as creating new products for sale through our distribution channels. We believe that our marketing efforts for the Mutual Funds will continue to generate additional revenues from investment advisory fees. We have traditionally distributed most of our open-end Mutual Funds by using a variety of direct response marketing techniques, including telemarketing and advertising, and as a result we maintain direct relationships with many of our no-load open-end Mutual Fund customers. Beginning in late 1995, we expanded our product distribution by offering several of our open-end Mutual Funds through Third-Party Distribution Programs, including NTF Programs. In 1998 and 1999, we further expanded these efforts to include substantially all of our open-end Mutual Funds in Third-Party Distribution Programs. More than 38% of the assets under management in the open-end Mutual Funds are still attributable to our direct response marketing efforts. Third-Party Distribution Programs have become an increasingly important source of asset growth for us. Of the $8.0 billion of assets under management in the open-end equity Mutual Funds as of December 31, 2004, approximately 62% were generated through Third-Party Distribution Programs. We are responsible for paying the service and distribution fees charged by many of the Third-Party Distribution Programs. Several bills have been introduced in Congress that would amend the Investment Company Act. These proposals, which include but are not limited to the elimination or restriction of Rule 12b-1 distribution fees, if enacted or adopted, could have a substantial impact on the regulation and operation of our registered funds. In light of such legislation and efforts by some of the program sponsors to increase fees beyond what we deem to be acceptable, several of our Mutual Funds may be withdrawn from such programs. During 2000, we completed development of additional classes of shares for many of our mutual funds for sale through national brokerage and investment firms and other third-party distribution channels on a commission basis. The multi-class shares are available in all of Gabelli mutual funds except The Gabelli ABC Fund and the Gabelli Mathers Fund. The use of multi-class share products will expand the distribution of all Gabelli Fund products into the advised sector of the mutual fund investment community. During 2003, we introduced Class I shares, which are no load shares with higher minimum initial investment and without distribution fees available to Institutional and Retirement Plan Accounts directly through Gabelli & Company. The no-load shares are designated as Class AAA shares and are available for new and current investors. In general, distribution through Third-Party Distribution Programs has greater variable cost components and lower fixed cost components than distribution through our traditional direct sales methods.

We provide investment advisory and management services pursuant to an investment management agreement with each Mutual Fund. The investment management agreements with the Mutual Funds generally provide that we are responsible for the overall investment and administrative services, subject to the oversight of each Mutual Fund's Board of Directors or Trustees and in accordance with each Mutual Fund's fundamental investment objectives and policies. The investment management agreements permit us to enter into separate agreements for administrative and accounting services on behalf of the respective Mutual Funds.

We provide the Mutual Funds with administrative services pursuant to the management contracts. Such services include, without limitation, supervision of the calculation of net asset value, preparation of financial reports for shareholders of the Mutual Funds, internal accounting, tax accounting and reporting, regulatory filings and other services. Most of these administrative services are provided through sub-contracts with unaffiliated third parties. Transfer agency and custodial services are provided directly to the Mutual Funds by unaffiliated third parties.

Our Mutual Fund investment management agreements may continue in effect from year to year only if specifically approved at least annually by (i) the Mutual Fund's Board of Directors or Trustees or (ii) the Mutual Fund's shareholders and, in either case, the vote of a majority of the Mutual Fund's directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act of 1940 as amended (the "Investment Company Act"). Each Mutual Fund may terminate its investment management agreement at any time upon 60 days' written notice by (i) a vote of the majority of the Board of Directors or Trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Mutual Fund. Each investment management agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. We may terminate an investment management agreement without penalty on 60 days' written notice.

Mutual Fund Distribution, Institutional Research, Brokerage and Underwriting

Gabelli & Company, Inc. ("Gabelli & Company"), the wholly-owned subsidiary of our 92% majority-owned subsidiary Gabelli Securities, Inc., is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). Gabelli & Company's revenues are derived primarily from the distribution of our Mutual Funds, brokerage commissions, underwriting fees and selling concessions.

Mutual Fund Distribution

Gabelli & Company distributes our open-end Mutual Funds pursuant to distribution agreements with each Mutual Fund. Under each distribution agreement with an open-end Mutual Fund, Gabelli & Company offers and sells such open-end Mutual Fund's shares on a continuous basis and pays all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of Third-Party Distribution Programs, financial intermediaries and Gabelli sales personnel. Gabelli & Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act. Distribution fees from the open-end Mutual Funds amounted to $18.4 million, $17.1 million and $18.9 million for the years ended December 31, 2002, 2003 and 2004, respectively. Gabelli & Company is the principal underwriter for funds distributed in multiple classes of shares which carry either a front-end or back- end sales charge. Underwriting and sales charges amounted to $356,000, $268,000 and $346,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

Under the distribution plans, the open-end no load (Class AAA shares) Mutual Funds (except The Treasurer's Fund, The Gabelli US Treasury Money Market Fund and The Gabelli ABC Fund) and the Class A shares of various funds pay Gabelli & Company a distribution or service fee of .25% per year (except the Class A shares of the Westwood Funds which pay .50% per year) on the average daily net assets of the fund. Class B and Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. Gabelli & Company's distribution agreements with the Mutual Funds may continue in effect from year to year only if specifically approved at least annually by (i) the Mutual Fund's Board of Directors or Trustees or (ii) the Mutual Fund's shareholders and, in either case, the vote of a majority of the Mutual Fund's directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act. Each Mutual Fund may terminate its distribution agreement, or any agreement thereunder, at any time upon 60 days' written notice by (i) a vote of the majority of its directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Mutual Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. Gabelli & Company may terminate a distribution agreement without penalty upon 60 days' written notice.

Gabelli & Company also offers our open-end mutual fund products through our website, **www.gabelli.com**, where directly registered mutual fund investors can access their personal account information and buy, sell and exchange Fund shares. Fund prospectuses, quarterly reports, fund applications, daily net asset values and performance charts are all available. As part of our efforts to educate investors, we introduced Gabelli University with our initial publications "*Deals, Deals... and More Deals*" and "*Global Convertible Investing: The Gabelli Way.*" Our website is an active, informative and valuable resource which we believe has become an increasingly important feature of our client service efforts.

Institutional Research

Gabelli & Company provides institutional investors with investment ideas on numerous industries and special situations, with a particular focus on small and midcap companies. Our team of sell-side analysts follow economic sectors on a global basis, and are bottom-up stock pickers, recommending companies that trade at significant differences to Private Market Value. Our research focuses on company fundamentals, cash flow statistics, and catalysts that will help realize returns.

Commissions

Gabelli & Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of our mutual funds, institutional and high net worth clients as well as from institutional and retail customers. Commission revenues totaled $13.9 million, $12.9 million, and $15.6 for the years ended December 31, 2002, 2003 and 2004, respectively.

Underwriting

Gabelli & Company is involved in external syndicated underwriting activities. In 2002, 2003 and 2004, Gabelli & Company participated in 10, 9 and 5 syndicated underwritings of public equity and debt offerings managed by major investment banks, respectively, with commitments of $34.9 million, $24.7 million and $32.1 million, respectively.

Competition

We compete with other investment management firms and mutual fund companies, insurance companies, banks, brokerage firms and other financial institutions that offer products that have similar features and investment objectives to those offered by us. Many of the investment management firms with which we compete are subsidiaries of large diversified financial companies and many others are much larger in terms of assets under management and revenues and, accordingly, have much larger sales organizations and marketing budgets. Historically, we have competed primarily on the basis of the long-term investment performance of many of our investment products. However, we have taken steps to increase our distribution channels, brand name awareness and marketing efforts.

The market for providing investment management services to institutional and high net worth Separate Accounts is also highly competitive. Approximately 40% of our investment advisory fee revenue for the year ended December 31, 2004 was derived from our Separate Accounts. Selection of investment advisors by U.S. institutional investors is often subject to a screening process and to favorable recommendations by investment industry consultants. Many of these investors require their investment advisors to have a successful and sustained performance record, often five years or longer, and also focus on one and three year performance records. We have significantly increased our assets under management on behalf of U.S. institutional investors since our entry into the institutional asset management business in 1977. At the current time, we believe that our investment performance record would be attractive to potential new institutional and high net worth clients. However, no assurance can be given that our efforts to obtain new business will be successful.

Intellectual Property

Service marks and brand name recognition are important to our business. We have rights to the service marks under which our products are offered. We have registered certain service marks in the United States and will continue to do so as new trademarks and service marks are developed or acquired. We have rights to use (i) the "Gabelli" name, (ii) the "GAMCO" name, (iii) the research triangle logo, and (iv) the "Mighty Mites" name. Pursuant to an assignment agreement, Mr. Gabelli has assigned to us all of his rights, title and interests in and to the "Gabelli" name for use in connection with investment management services, mutual funds and securities brokerage services. However, under the agreement, Mr. Gabelli will retain any and all right, title and interest he has or may have in the "Gabelli" name for use in connection with (i) charitable foundations controlled by Mr. Gabelli or members of his family or (ii) entities engaged in private investment activities for Mr. Gabelli or members of his family. In addition, the funds managed by Mr. Gabelli outside GBL have entered into a license agreement with us permitting them to continue limited use of the "Gabelli" name under specified circumstances. We have taken, and will continue to take, action to protect our interests in these service marks.

Regulation

Virtually all aspects of our businesses are subject to various Federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and shareholders of registered investment companies. Under such laws and regulations, agencies that regulate investment advisors and broker-dealers such as us have broad administrative powers, including the power to limit, restrict or prohibit such an advisor or broker-dealer from carrying on its business in the event that it fails to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment advisor and other registrations, censures, and fines. We believe that we are in substantial compliance with all material laws and regulations.

Our business is subject to regulation at both the federal and state level by the Securities and Exchange Commission ("Commission") and other regulatory bodies. Certain of our subsidiaries are registered with the Commission under the Investment Advisers Act, and the Mutual Funds are registered with the Commission under the Investment Company Act. Three of our subsidiaries are also registered as broker-dealers with the Commission and are subject to regulation by the NASD and various states.

The subsidiaries of GBL that are registered with the Commission under the Investment Advisers Act (Gabelli Funds LLC, Gabelli Advisers, Inc., Gabelli Fixed Income LLC and GAMCO) are regulated by and subject to examination by the Commission. The Investment Advisers Act imposes numerous obligations on registered investment advisors including fiduciary duties, record keeping requirements, operational requirements, marketing requirements and disclosure obligations. The Commission is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from censure to termination of an investment advisor's registration. The failure of a subsidiary to comply with the requirements of the Commission could have a material adverse effect on us. We believe that we are in substantial compliance with the requirements of the regulations under the Investment Advisers Act.

We derive a substantial majority of our revenues from investment advisory services through our investment management agreements. Under the Investment Advisers Act, our investment management agreements terminate automatically if assigned without the client's consent. Under the Investment Company Act, advisory agreements with registered investment companies such as the Mutual Funds terminate automatically upon assignment. The term "assignment" is broadly defined and includes direct assignments as well as assignments that may be deemed to occur, under certain circumstances, upon the transfer, directly or indirectly, of a controlling interest in GBL.

In their capacity as broker-dealers, Gabelli & Company, Inc., Gabelli Fixed Income Distributors, Inc. and Gabelli Direct, Inc. are required to maintain certain minimum net capital and cash reserves for the benefit of our customers. Gabelli & Company, Inc.'s net capital, as defined, has consistently met or exceeded all minimum requirements. Gabelli Direct, Inc. and Gabelli Fixed Income Distributors, Inc. are currently dormant, but have also consistently met or exceeded all minimum requirements. Gabelli & Company, Inc., Gabelli Fixed Income Distributors, Inc. and Gabelli Direct, Inc. are also subject to periodic examination by the NASD.

Subsidiaries of GBL are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to regulations promulgated there under, insofar as they are "fiduciaries" under ERISA with respect to certain of their clients. ERISA and applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), impose certain duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving ERISA plan clients. Our failure to comply with these requirements could have a material adverse effect on us.

Investments by GBL on behalf of our clients often represent a significant equity ownership position in an issuer's class of stock. As of December 31, 2004, we had five percent or more beneficial ownership with respect to 121 equity securities. This activity raises frequent regulatory and legal issues regarding our aggregate beneficial ownership level with respect to portfolio securities, including issues relating to issuers' shareholder rights plans or "poison pills," state gaming laws and regulations, federal communications laws and regulations, public utility holding company laws and regulations, federal proxy rules governing shareholder communications and federal laws and regulations regarding the reporting of beneficial ownership positions. Our failure to comply with these requirements could have a material adverse effect on us.

The USA Patriot Act of 2001, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers, mutual funds and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Anti-money-laundering laws outside of the U.S. contain some similar provisions. Our failure to comply with these requirements could have a material adverse effect on us.

We, and certain of our affiliates, are subject to the laws of non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. In particular, we are subject to requirements in numerous jurisdictions regarding reporting of beneficial ownership positions in securities issued by companies whose securities are publicly traded in those countries. In addition, GAMCO is registered as an international advisor, investment counsel and portfolio manager with the Ontario Securities Commission in Canada in order to market our services to prospective clients which reside in Ontario. Several of our Investment Partnerships are organized under the laws of foreign jurisdictions. In connection with our opening of an office in London and our plans to market certain products in Europe we are required to comply with the laws of the United Kingdom and other European countries regarding these activities. Our subsidiary, Gabelli Asset Management (UK) Limited is regulated by the Financial Services Authority. In connection with our registration in the United Kingdom we have minimum capital requirements that have been consistently met or exceeded.

Recent regulatory developments

On September 3, 2003, the New York Attorney General's office ("NYAG") announced that it had found evidence of widespread improper trading involving mutual fund shares. These transactions included the "late trading" of mutual fund shares after the 4:00 p.m. pricing cutoff and "time zone arbitrage" of mutual fund shares designed to exploit pricing inefficiencies. Since the NYAG's announcement, the NASD, the SEC, the NYAG and officials of other states have been conducting inquiries into and bringing enforcement actions related to trading abuses in mutual fund shares. We received information requests and subpoenas from the SEC and the NYAG in connection with their inquiries. We are complying with these requests and have been conducting an internal review of our mutual fund practices and procedures in a variety of areas with the guidance of outside counsel. A special committee of all of our independent directors was also formed to review various issues involving mutual fund share transactions and was assisted by independent counsel.

As part of our review, hundreds of documents were examined and approximately fifteen individuals were interviewed. We found no evidence that any employee participated in or facilitated any "late trading". We also found no evidence of any improper trading in our mutual funds by our investment professionals or senior executives. As we previously reported, we did find that in August of 2002, we banned an account, which had been engaging in frequent trading in our Global Growth Fund (the prospectus of which did not impose limits on frequent trading) and which had made a small investment in one of our hedge funds, from further transactions with our firm. Certain other investors had been banned prior to that. Since our internal review and requests from regulators are ongoing, we can make no assurances that additional information will not become available or that we will not become subject to disciplinary action.

In response to industry wide inquiries and enforcement actions, a number of regulatory and legislative initiatives were introduced. The SEC has proposed and adopted a number of rules under the Investment Company Act and the Investment Advisers Act and is currently studying potential major revisions of other rules. The SEC adopted rules requiring written compliance programs for registered investment advisors and registered investment companies and additional disclosures regarding portfolio management and advisory contract renewals. In addition, several bills were introduced in the prior Congress that, if adopted, would have amended the Investment Company Act. These proposals, if reintroduced and enacted, or if adopted by the SEC, could have a substantial impact on the regulation and operation of our registered and unregistered funds. For example, certain of these proposals would, among other things, limit or eliminate Rule 12b-1 distribution fees, limit or prohibit third party soft dollar arrangements and restrict the management of hedge funds and mutual funds by the same portfolio manager.

In the coming months, the investment management industry is likely to continue facing a high level of regulatory scrutiny and become subject to additional rules designed to increase disclosure, tighten controls and reduce potential conflicts of interest. In addition, the SEC has substantially increased its use of focused inquiries in which it requests information from a number of fund complexes regarding particular practices or provisions of the securities laws. We participate in some of these inquiries in the normal course of our business. Changes in laws, regulations and administrative practices by regulatory authorities, and the associated compliance costs, have increased our cost structure and could in the future have a material impact.

Personnel

At March 1, 2005, we had a full-time staff of approximately 188 individuals, of whom 72 served in the portfolio management, research and trading areas, 71 served in the marketing and shareholder servicing areas and 45 served in the administrative area. As part of our staff, we employ 18 portfolio managers for the Mutual Funds, Separate Accounts and Investment Partnerships. Additionally, Westwood Management employs a team of 19 investment professionals who advise five of the six portfolios of the Westwood family of funds, and Ned Davis Research, Inc. employs four portfolio managers who are responsible for the management of the Ned Davis Research Asset Allocation Fund.

ITEM 2: PROPERTIES

At December 31, 2004, we leased our principal offices which consisted of a single 60,000 square foot building located at 401 Theodore Fremd Avenue, Rye, New York. This building was leased in December 1997 (prior to our 1999 IPO) from an entity controlled by members of Mr. Gabelli's immediate family, and approximately 9,000 square feet are currently subleased to other tenants. We receive rental payments under the sublease agreements, which totaled approximately $282,000 in 2004 and were used to offset operating expenses incurred for the property. The lease provides that all operating expenses related to the property, which are estimated at $675,000 annually, are to be paid by us.

We have also entered into leases for office space in both the U.S. and overseas principally for portfolio management, research, sales and marketing personnel. These offices are generally less than 4,000 square feet and leased for periods of five years or less.

ITEM 3: LEGAL PROCEEDINGS

From time to time, we are a defendant in various lawsuits incidental to our business. We do not believe that the outcome of any current litigation will have a material effect on our financial condition.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of 2004.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our shares of class A common stock have been traded on the New York Stock Exchange (NYSE) under the symbol GBL since our initial public offering on February 11, 1999. Prior to that, there was no public market for our common stock.

As of March 1, 2005, there were 73 class A common stockholders of record and 3 class B common stockholders of record (GGCP, Inc., formerly Gabelli Group Capital Partners, Inc., and two of its wholly-owned subsidiaries). These figures do not include stockholders with shares held under beneficial ownership in nominee name which are estimated to be approximately 5,000.

The following table sets forth the high and low prices of our class A common stock for each quarter of 2004 and 2003 as reported by the New York Stock Exchange.

Quarter Ended	High	Low
March 31, 2004	$ 45.00	$ 38.49
June 30, 2004	$ 42.97	$ 38.30
September 30, 2004	$ 43.60	$ 37.22
December 31, 2004	$ 50.50	$ 42.55
March 31, 2003	$ 33.50	$ 25.60
June 30, 2003	$ 36.24	$ 26.25
September 30, 2003	$ 39.00	$ 34.61
December 31, 2003	$ 40.80	$ 33.50

We paid our first dividend, a $.02 per share dividend, on December 15, 2003 to our class A shareholders of record December 1, 2003. Our class B shareholders elected to waive receipt of this dividend.

We paid $1.16 per share in dividends to our common shareholders in 2004. This included three quarterly dividends of $0.02 per share on June 30, 2004, September 30, 2004 and December 28, 2004 to all shareholders of record on June 15, 2004, September 15, 2004 and December 14, 2004, respectively. We also paid two special dividends, a $0.10 per share dividend on June 30, 2004 to all shareholders of record on June 15, 2004 and a $1.00 per share dividend on November 30, 2004 to class A shareholders of record on November 15, 2004 and on December 23, 2004 to our class B shareholders of record on that date. Our Board of Directors also declared a special dividend of $0.60 per share in November 2004 which was payable on January 18, 2005 to all shareholders of record on January 3, 2005.

The information set forth under the caption "Equity Compensation Plan Information" in the Proxy Statement is incorporated herein by reference.

ITEM 5(C): CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES

The following table provides information with respect to the shares of common stock we repurchased during the three months ended December 31, 2004:

Period	(a) Total Number of Shares Repurchased	(b) Average Price Paid Per Share, net of Commissions	(c) Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares (or Approximate Dollar Value) That May Yet Be Purchased Under the Plans or Programs	
GBL					
10/01/04 – 10/31/04	184,100	$ 44.65	184,100	$ 62,736,065	
11/01/04 – 11/30/04	720,950	46.89	720,950	$ 53,929,322	
12/01/04 – 12/31/04	118,500	49.24	118,500	1,071,658	(a)
Totals	1,023,550		1,023,550		

In October 2004, we announced an increase in the number of shares of GBL to be repurchased of 1 million shares. In November 2004, we announced an increase in the dollar value of GBL shares available to repurchase under our stock repurchase program of $25.0 million to be used for an accelerated stock repurchase program ("ASR"). Our stock repurchase programs are not subject to expiration dates.

We made no repurchases of GBL.I (mandatory convertible securities) during the three months ended December 31, 2004.

(a) Authorization for the period 12/1/04 through 12/31/04 is denoted in shares.

ITEM 6: SELECTED FINANCIAL DATA

General

The selected historical financial data presented below has been derived in part from, and should be read in conjunction with Management's Discussion and Analysis included in Item 7 and the audited Consolidated Financial Statements of Gabelli Asset Management Inc. and subsidiaries and related notes included in Item 8 of this report.

	Year Ended December 31, (In thousands, except per share data)				
	2000	2001	2002	2003	2004
Income Statement Data					
Revenues:					
Investment advisory and incentive fees	$190,200	$186,124	$177,077	$176,943	$219,939
Commission revenue	16,805	15,939	13,883	12,863	15,573
Distribution fees and other income	26,913	22,351	18,999	17,631	19,651
Total revenues	233,918	224,414	209,959	207,437	255,163
Expenses:					
Compensation costs	97,055	85,754	80,387	89,169	104,091
Management fee	11,296	11,325	9,533	9,002	11,017
Other operating expenses	36,653	33,887	30,377	34,552	40,987
Total expenses	145,004	130,966	120,297	132,723	156,095
Operating income	88,914	93,448	89,662	74,714	99,068
Other income (expense), net:					
Net gain from investments	6,716	5,187	1,353	15,610	5,627
Interest and dividend income	9,745	9,461	6,757	5,530	10,481
Interest expense	(3,714)	(6,174)	(11,977)	(14,838)	(16,027)
Total other income (expense), net	12,747	8,474	(3,867)	6,302	81
Income before income taxes and minority interest	101,661	101,922	85,795	81,016	99,149
Income taxes	40,257	39,342	32,259	30,339	36,097
Minority interest	3,409	1,482	224	833	493
Net income	$57,995	$ 61,098	$53,312	$49,844	$ 62,559
Net income per share:					
Basic	$ 1.96	$ 2.06	$ 1.77	$ 1.66	$ 2.11
Diluted	$ 1.94	$ 2.03	$ 1.76	$ 1.65	$ 2.06
Weighted average shares outstanding:					
Basic	29,575	29,666	30,092	30,018	29,673
Diluted	29,914	30,783	30,302	32,081	31,804
Actual shares outstanding at December 31st	29,519	29,828	29,881	30,050	28,837

	December 31,				
	2000	2001	2002	2003	2004
	(In thousands, except assets under management)				
Balance Sheet Data					
Total assets	$317,804	$486,394	$582,731	$736,511	$698,972
Total liabilities and minority interest	115,607	211,097	260,938	358,200	364,094
Total stockholders' equity	$202,197	$275,297	$321,793	$378,311	$334,878

	2000	2001	2002	2003	2004
Assets Under Management (unaudited) (at year end, in millions):					
Separate Accounts	$ 11,001	$ 12,233	$ 10,603	$ 13,535	$ 13,975
Mutual Funds	12,113	11,955	10,068	13,332	13,870
Investment Partnerships	437	573	578	692	814
Total	$ 23,551	$ 24,761	$ 21,249	$ 27,559	$ 28,659

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in Item 8 to this report.

Introduction

Our principal business is providing investment advisory services to mutual funds, institutional and high net worth investors, and investment partnerships, principally in the United States. Through Gabelli & Company, Inc., we provide institutional research services to institutional clients and investment partnerships. We generally manage assets on a discretionary basis and invest in a variety of U.S. and international securities through various investment styles.

Our revenues are highly correlated to the level of assets under management, which are directly influenced by the value of the overall equity markets. Assets under management can also increase through acquisitions and by the addition of new accounts. Since various equity products have different fees, changes in our business mix may also affect revenues. At times, the performance of our equity products may differ markedly from popular market indices, and this can also impact our revenues. It is our belief that general stock market trends will have the greatest impact on our level of assets under management and hence, revenues. This becomes increasingly likely as the base of assets grows.

For the 78-year period ended December 31, 2004, stocks provided an average total return of about 10.4%, according to Ibbotson Associates. Management believes the market will continue to exhibit volatility in line with historical experience. Over the next 10 years, our model for the U.S. stock market envisions average annual returns of 7% to 9% from a combination of nominal gross world product growth, stable profit margins and rising dividend payout ratios, with an offsetting drag on P/E multiples from rising interest rates. We expect that an increase in tax rates or inflation rates would reduce stock market returns. Similarly, increased regulation of the mutual fund industry, combined with growing fee pressures and our willingness to participate in certain NTF programs, may impair our profit margins.

As discussed in the Regulation section in Item 1 of this report, the SEC has proposed and adopted a number of rules under the Investment Company Act and the Investment Advisers Act and is currently studying potential major revisions of other rules. In addition, several bills were introduced in the prior Congress that, if adopted, would have amended the Investment Company Act. These proposals, if reintroduced and enacted, or if adopted by the SEC, could have a substantial impact on the regulation and operation of our registered and unregistered funds. For example, certain of these proposals would, among other things, limit or eliminate Rule 12b-1 distribution fees, limit or prohibit third party soft dollar arrangements and restrict the management of hedge funds and mutual funds by the same portfolio manager. Changes in laws, regulations, and administrative practices by regulatory authorities, and the associated compliance costs, have increased our cost structure and could in the future have a material impact.

Overview

Investment advisory and incentive fees, which are based on the amount and composition of assets under management in our Mutual Funds, Separate Accounts and Investment Partnerships, represent our largest source of revenues. In addition to the general level and trends of the stock market, growth in revenues depends on good investment performance, which influences the value of existing assets under management as well as contributing to higher investment and lower redemption rates and facilitating the ability to attract additional investors while maintaining current fee levels. Growth in assets under management is also dependent on being able to access various distribution channels, which is usually based on several factors, including performance and service. Historically, we have depended primarily on direct distribution of our products and services, but since 1995 have participated in Third-Party Distribution Programs, including NTF Programs. A majority of our cash inflows to mutual fund products have come through these channels since 1998. Attempts by some NTF Program sponsors to increase their service or distribution fees may result in several of our Mutual Funds being withdrawn from such programs. The effects of this on our future financial results cannot be determined at this time, but could be material. In recent years, we have been engaged to act as a sub-advisor for other much larger financial services companies with much larger sales distribution organizations. A substantial portion of the cash flows into our Separate Accounts has come through this channel. These sub-advisory clients are subject to business combinations that may result in the termination of the relationship. The loss of a sub-advisory relationship could have a significant impact on our financial results in the future.

Advisory fees from the Mutual Funds and sub-advisory accounts are computed daily or weekly, advisory fees from the Separate Accounts are generally computed quarterly based on account values as of the end of the preceding quarter, and Investment Partnership fees are computed either monthly or quarterly. These revenues vary depending upon the level of sales compared with redemptions, financial market conditions and the fee structure for assets under management. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios. Revenues from

Investment Partnerships also generally include an incentive allocation or fee of 20% of the economic profit, as defined. The incentive allocation and fees are recorded as earned with the related compensation expense accrued. The incentive allocation and fees and related compensation expense may increase or decrease during the year depending upon the performance of the underlying investment partnerships. We also receive fulcrum fees from certain institutional separate accounts based upon meeting or exceeding certain contractual investment return thresholds over a stipulated period of time. These fees are finalized and received when the contract measurement period is completed. Fees on the preferred shares in our closed-end funds are only earned if the fund's total return is greater than a specified total return. A total of $873 million of assets in closed-end funds are subject to such arrangements.

Commission revenues consist of brokerage commissions derived from securities transactions executed on an agency basis on behalf of mutual funds, institutional and high net worth clients as well as investment banking revenue, which consists of underwriting profits, selling concessions and management fees associated with underwriting activities. Commission revenues vary directly with account trading activity and new account generation. Investment banking revenues are directly impacted by the overall market conditions, which affect the number of public offerings which may take place.

Distribution fees and other income primarily include distribution fee revenue in accordance with Rule 12b-1 ("12b-1") of the Investment Company Act of 1940, as amended (the "Investment Company Act"), along with sales charges and underwriting fees associated with the sale of the Mutual Funds plus other revenues. Distribution fees fluctuate based on the level of assets under management and the amount and type of Mutual Funds sold directly by Gabelli & Company and through various distribution channels. As discussed in the Regulation section in Item 1 of this report, several bills were introduced in the prior Congress that, if adopted, would, among other things, pose a risk to Gabelli & Company's future distribution fee revenue as 12b-1 fees may be limited or eliminated.

Compensation costs include variable and fixed compensation and related expenses paid to officers, portfolio managers, sales, trading, research and all other professional staff. Other operating expenses include marketing, product distribution and promotion costs, clearing charges and fees for Gabelli & Company's brokerage operation, and other general and administrative operating costs.

Other Income and Expenses include net gain from investments (which includes both realized and unrealized gains), interest and dividend income, and interest expense. Net gains from investments are derived from our proprietary investment portfolio consisting of various public and private investments.

Minority interest represents the share of net income attributable to the minority stockholders, as reported on a separate company basis, of our consolidated majority-owned subsidiaries.

Asset Highlights

We reported assets under management as follows (dollars in millions):

	2000	2001	2002	2003	2004	% Inc(Dec) 2004/2003	% CAGR(a)
Mutual Funds							
Open-End	$ 8,979	$ 8,334	$ 6,482	$ 8,088	$ 8,029	(0.7%)	(1.2%)
Closed-End	1,709	1,831	1,609	3,530	4,342	23.0	17.4
Fixed Income	1,425	1,790	1,977	1,714	1,499	(12.5)	4.9
Total Mutual Funds	12,113	11,955	10,068	13,332	13,870	4.0	3.6
Institutional & Separate Accounts							
Equities	10,142	11,513	9,990	13,031	13,587	4.3	7.7
Fixed Income	859	720	613	504	388	(23.0)	(11.0)
Total Institutional & Separate Accounts	11,001	12,233	10,603	13,535	13,975	3.3	6.8
Investment Partnerships	437	573	578	692	814	17.6	28.8
Total Assets Under Management	$ 23,551	$ 24,761	$ 21,249	$ 27,559	$ 28,659	4.0	5.5

(a) the % CAGR is computed for the five year period January 1, 2000 through December 31, 2004

Net outflows in 2004 totaled $1.7 billion compared to a net inflow of $1.1 billion in 2003 and a net outflow of $61 million in 2002. The 2002 cash flows do not include $248 million in assets under management added through our affiliation with Woodland Partners LLC in November 2002.

Total net outflows from equities products were approximately $1.3 billion in 2004 with the loss of a sub-advised account in November 2004 being the most significant contribution to net outflows of approximately $0.9 billion of assets. Total net outflows from fixed income products were $353 million in 2004.

For the three years ended December 31, 2002, 2003 and 2004 our net cash inflows and outflows by product line were as follows (in millions):

	2002	2003	2004
Mutual Funds			
Equities	$ (188)	$ 1,364	$ (261)
Fixed Income	156	(276)	(228)
Total Mutual Funds	(32)	1,088	(489)
Institutional & HNW Separate Accounts			
Equities	97	52	(1,178)
Fixed Income	(120)	(115)	(125)
Total Institutional & HNW Separate Accounts	(23)	(63)	(1,303)
Investment Partnerships			
Equities	(6)	54	92
Fixed Income	-	-	-
Total Investment Partnerships	(6)	54	92
Total Equities	(97)	1,470	(1,347)
Total Fixed Income	36	(391)	(353)
Total Net Cash In (Out) Flows	$ (61)	$ 1,079	$ (1,700)

Operating Results for the Year Ended December 31, 2004 as Compared to the Year Ended December 31, 2003

Revenues

Total revenues were $255.2 million in 2004, $47.7 million or 23.0% ahead of total revenues of $207.4 million in 2003. The increase in total revenues by revenue component was as follows (in millions):

			Increase (decrease)	
	2003	2004	$	%
Investment advisory and incentive fees	$176.9	$219.9	$ 43.0	24.3%
Commissions	12.9	15.6	2.7	21.1
Distribution Fees and other income	17.6	19.7	2.1	11.5
Total revenues	$207.4	$255.2	$ 47.8	23.0

Investment Advisory and Incentive Fees: Investment advisory and incentive fees, which comprised 86% of total revenues in 2004, are directly influenced by the level and mix of assets under management. Assets under management ended the year at a record $28.7 billion, a 4.0% increase over prior year end assets under management of $27.6 billion. The effect of a full twelve months of The Gabelli Dividend and Income Trust ("GDV") as well as an increase in average assets under management of $5.5 billion to $27.9 billion in 2004 from $22.4 billion in 2003. The initial public offering of GDV generated gross proceeds of approximately $1.46 billion in November 2003 and added an additional $194 million of gross proceeds through the exercise of the underwriters' over allotment option in January 2004.

Mutual fund revenues increased $25.6 million or 27.4%, as higher revenues from open-end equity mutual funds and closed-end funds were offset slightly by lower revenues from fixed income mutual funds. Revenue from open-end equity funds increased $7.1 million or 9.8% from the prior year as average assets under management in 2004 increased to $7.8 billion from $7.1 billion in 2003. Closed-end fund revenues increased $19.1 million or 103% from the prior year principally due to fees earned from GDV.

Revenue from Separate Accounts increased $18.6 million or 26.9% principally due to higher average asset levels and an increase in fulcrum fees earned on certain accounts traceable to excellent performance relative to benchmark. Assets in our equity Separate Accounts rose $600 million or 4.3% for the year despite a sub-advisory client transferring management of the largest of its three portfolios (approximately $900 million) to another asset manager in mid-November. The loss of this sub-advisory portfolio will have a negative impact on revenues in 2005.

Total advisory fees from Investment Partnerships decreased to $13.0 million in 2004 from $14.2 million in 2003. Higher overall assets under management led to an increase in management fees of 42.5% to $8.7 million from $6.1 million in 2003. Incentive allocations and fees from investment partnerships, which generally represent 20% of the economic profit, decreased to $4.3 million in 2004 compared to $8.1 million in 2003.

Commissions: Commission revenues in 2004 were $15.6 million, $2.7 million or 21.1% higher than commission revenues of $12.9 million in 2003. The increase in revenues was due to an increase agency trading activity for accounts managed by affiliated companies and higher revenues from institutional customers. Commission revenues derived from transactions on behalf of our Mutual Funds and Separate Account clients totaled $13.3 million, or approximately 85% of total commission revenues in 2004.

Distribution Fees and Other Income: Distribution fees and other income increased 11.5% or $2.1 million to $19.7 million in 2004 from $17.6 million in 2003. The year-to-year increase was principally the result of higher average assets under management in our open-end equity mutual funds with distribution plans.

Expenses

Total expenses were $156.1 million in 2004, an increase of $23.4 million or 17.6% from total expenses of $132.7 million in 2003. Operating margin increased to 38.8% in 2004 from 36.0% in 2003 as operating income increased $24.4 million year over year.

Compensation: Compensation costs, which are largely variable in nature and increase or decrease as revenues grow or decline, increased approximately $14.9 million, or 16.7%, to $104.1 million in 2004 from $89.2 million in 2003. Our variable compensation costs increased $11.1 million to $78.1 million in 2004 from $67.0 million in 2003 but declined, as a percent of revenues, to 30.6% in 2004 compared to 32.3% in 2003. The increase in total variable compensation costs is principally due to higher revenues from Separate Accounts and Mutual Funds (an increase of $12.2 million) partially offset by lower variable compensation costs related to Investment Partnerships (a decrease of $1.8 million). The decrease, as a percent of revenues, is traceable to a shift in revenue mix from Investment Partnerships to Separate Accounts and Mutual Funds. Fixed compensation costs rose approximately $3.8 million to $26.0 million in 2004 from $22.2 million in 2003 principally due to increases in salaries, accruals for incentive compensation and stock option expense.

Management Fee: Management fee expense, for acting as CEO, is incentive-based and entirely variable compensation in the amount of 10% of the aggregate pre-tax profits which is paid to Mr. Gabelli pursuant to his Employment Agreement so long as he is an executive of Gabelli and devoting the substantial majority of his working time to the business. In 2004, management fee expense increased 22.4% to $11.0 million in 2004 versus $9.0 million in 2003.

Other Operating Expenses: Other operating expenses, which include marketing, promotion and distribution costs as well as general operating expenses increased $6.4 million or 18.6% to $41.0 million in 2004. A large portion of this increase related to ongoing distribution costs for the two new closed end funds, GDV and GLU ($4.1 million) as well as higher general operating expenses including accounting, legal and insurance costs which include compliance costs with the Sarbanes-Oxley Act of 2002 as well as other regulatory and governance initiatives. These costs are expected to continue to have an impact in 2005 as well as in subsequent years.

Other Income and Expense

Our proprietary investment portfolio consists of investments in mutual funds, U.S. treasury bills, common stocks as well as other investments including limited partnerships and offshore funds. Net gain from investments, which is derived from our proprietary investment portfolio, was approximately $5.6 million for the year ended December 31, 2004 compared to $15.6 million in 2003. In 2004 and 2003 gains of $34,000 and $96,000, respectively, were realized from the repurchase of 68,900 shares and 20,600 shares, respectively, of our mandatory convertible securities.

Interest and dividend income was $10.5 million in 2004 compared to $5.5 million in 2003. The increase in 2004 dividend income was principally the result of our investments in GDV and Westwood Holdings Group, Inc. ("WHG") as dividend income for these investments increased $2.7 million and $0.3 million, respectively. Interest income rose principally due to an increase in short-term interest rates.

Interest expense rose $1.2 million to $16.0 million in 2004, from $14.8 million in 2003. The increase was due an entire year of interest expense on our $100 million of 5.5% senior notes, which were issued in May 2003, offset partially by the full year effect of a one percentage point decrease in the interest rate on our convertible note from 6% to 5% (which occurred in August 2003) and the decrease of the interest rate on the senior notes issued in connection with our mandatory convertible securities to 5.22% from 6.0% due to the remarketing in November 2004. The 5% convertible note is convertible, at the holder's option, into shares of our class A common stock at $52 per share.

The mandatory convertible securities consist of both a purchase contract to purchase shares of our class A common stock on February 17, 2005 and senior notes due February 17, 2007. The purchase contract includes a contract adjustment payment of 0.95% per year through February 17, 2005 and the notes bear interest at 6% per year, which rate was reset on November 17, 2004 to 5.22%.

Income Taxes

The effective tax rate for 2004 was 36.4% down from the 2003 effective tax rate of 37.4% as we adjusted the tax rate in 2004 to reflect our estimate of the current year-end tax liability.

Minority Interest

Minority interest expense was $0.5 million in 2004 lower by 40.8% from $0.8 million in 2003. The decrease in minority interest expense was largely the result of decreased earnings from our Investment Partnerships and income from investments at our 92% owned subsidiary, Gabelli Securities, Inc.

Net Income

Net income for 2004 was $62.6 million or $2.06 per diluted share versus $49.8 million or $1.65 per diluted share for 2003.

Shareholder Compensation and Initiatives
During 2004, we returned over $100 million of our earnings to shareholders through dividends and our stock buyback program. We paid $1.16 per share in dividends to our common shareholders in 2004 which included three quarterly dividends of $0.02 per share paid on June 30, September 30, and December 28. In addition, we paid two special dividends, a $0.10 per share dividend on June 30 and a $1.00 per share dividend on November 30, 2004 to class A shareholders and December 23, 2004 to class B shareholders. Our Board of Directors also declared a special dividend of $0.60 per share in November 2004 which was payable on January 18, 2005 to all shareholders of record on January 3, 2005. Through our stock buyback program, we repurchased approximately 1,596,000 shares in 2004 for a total investment of $70.7 million. There remains approximately 944,000 shares authorized under our stock buyback program, exclusive of the ASR authorization, on December 31, 2004.

Shares outstanding on a diluted basis at December 31, 2004 were 31.8 million and included 1.9 million shares from the assumed conversion of our 5% convertible note for the full year 2004 as under the applicable accounting methodology used to compute dilution, the convertible note was dilutive. The full number of shares which may be issued upon conversion of this note is approximately 1.9 million. Shares issuable under the mandatory convertible securities are excluded from the diluted shares calculation under current accounting rules but will have a dilutive effect on earnings per share upon settlement of the purchase contracts on February 17, 2005. During 2004, we issued 131,300 shares from the exercise of stock options and 252,456 shares from the early settlement of purchase contracts relating to the mandatory convertible securities. The settlement of the remaining purchase contracts in February 2005 resulted in the issuance of 1,517,483 shares of our class A common stock and the receipt of $70.6 million in proceeds. This will have a dilutive effect on earnings per share in 2005.

At December 31, 2004, we had 799,325 options outstanding to purchase our class A common stock which were granted under our Stock Award and Incentive Plans (the "Plans").

Operating Results for the Year Ended December 31, 2003 as Compared to the Year Ended December 31, 2002

Revenues
Total revenues were $207.4 million in 2003, $2.6 million or 1.2% below total revenues of $210.0 million in 2002. The decline in total revenues by revenue component was as follows (in millions):

			Increase (decrease)	
	2002	2003	$	%
Investment advisory and incentive fees	$177.1	$176.9	$ (0.2)	(0.1%)
Commissions	13.9	12.9	(1.0)	(7.3)
Distribution Fees and other income	19.0	17.6	(1.4)	(7.2)
Total revenues	$210.0	$207.4	$(2.6)	(1.2)

Investment Advisory and Incentive Fees: Investment advisory and incentive fees, which comprised 85% of total revenues in 2003, are directly influenced by the level and mix of assets under management. Assets under management ended the year at a record $27.6 billion, a 29.7% increase over prior year end assets under management of $21.2 billion. Despite reaching a record level of assets on December 31, 2003, investment advisory fees in 2003 declined slightly from 2002 as average assets under management in 2003 declined to $22.4 billion from $23.6 billion in 2002. The initial public offering of GDV generated gross proceeds of approximately $1.46 billion in November 2003 and added an additional $194 million of gross proceeds through the exercise of the underwriters' overallotment option in January 2004.

Mutual fund revenues increased $1.4 million or 1.5%, as lower revenues from open-end equity mutual funds were more than offset by higher revenues from closed-end funds. Revenue from open-end equity funds decreased $4.5 million or 5.9% from the prior year as average assets under management in 2003 declined to $7.1 billion from $7.4 billion in 2002. The increase in assets during the last half of 2003 resulting from strong performance results did not offset the effect on revenues of lower asset levels during the first six months. Closed-end fund revenues increased $5.9 million or 47.1% from the prior year as fees from assets subject to performance fee arrangements where the fees are earned based upon the respective fund meeting or exceeding certain contractual investment thresholds over a stipulated period of time contributed to the majority of this increase. Closed-end fund assets and revenue also benefited from the launch of GDV during the fourth quarter of 2003. GDV began trading on the New York Stock Exchange on November 25, 2003 and commenced investment operations on November 28, 2003. Revenue from our institutional and high net worth Separate Accounts decreased $7.4 million or 10.3% as lower average asset levels and a lower average advisory fee rate due to the effect of a shift in account mix were the principal reasons for the decline. While revenue declined, assets in our equity Separate Accounts rose $3 billion or 30.4% for the year of which $1.7 billion or 15.3% of this increase occurred in the 4th quarter of 2003, principally through market appreciation.

Total advisory fees from Investment Partnerships increased to $14.2 million in 2003 from $7.5 million in 2002. Higher overall assets under management led to an increase in management fees of 8.0% to $6.1 million from $5.7 million in 2002. Incentive allocations and fees from investment partnerships, which generally represent 20% of the economic profit, increased to $8.1 million in 2003 compared to $1.8 million in 2002.

Commissions: Commission revenues in 2003 were $12.9 million, $1.0 million or 7.3% lower than commission revenues of $13.9 million in 2002. Lower commission revenues from a decline in agency trading activity for accounts managed by affiliated companies and the implementation of a simplified commission structure were partially offset by higher commission revenues from institutional and retail customers. Commission revenues derived from transactions on behalf of our Mutual Funds and Separate Account clients totaled $9.7 million, or approximately 75% of total commission revenues in 2003.

Distribution Fees and Other Income: Distribution fees and other income declined 7.2% or $1.4 million to $17.6 million in 2003 from $19.0 million in 2002. The year-to-year decline was principally the result of lower average assets under management in open-end equity mutual funds with distribution plans and the waiver of the 12b-1 distribution fee on the ABC fund which began in January 2003.

Expenses
Total expenses were $132.7 million in 2003, an increase of $12.4 million or 10.3% from total expenses of $120.3 million in 2002. Operating margin declined to 36.0% in 2003 from 42.7% in 2002 as operating income declined $14.9 million year over year.

Compensation: Compensation costs, which are largely variable in nature and increase or decrease as revenues grow or decline, increased approximately $8.8 million, or 10.9%, to $89.2 million in 2003 from $80.4 million in 2002. The majority of this increase was attributable to higher variable compensation related to our Investment Partnerships (an increase of $2.5 million) and compensation not directly tied to revenues which included stock option expense (an increase of $1.3 million), higher costs related to research, sales and investment professionals (an increase of $2.0 million) and the year-over-year effect of a reversal of incentive compensation in 2002 ($2.2 million). While the increase in staffing has impacted operating margins in the short-term, we have strengthened our asset gathering capabilities and broadened our research and investment expertise which is expected to increase asset and revenue growth and improve operating margins over the longer term.

Management Fee: Management fee expense, for acting as CEO, is incentive-based and entirely variable compensation in the amount of 10% of the aggregate pre-tax profits which is paid to Mr. Gabelli pursuant to his Employment Agreement so long as he is an executive of Gabelli and devoting the substantial majority of his working time to the business. In 2003, management fee expense declined 5.6% to $9.0 million in 2003 versus $9.5 million in 2002.

Other Operating Expenses: Other operating expenses, which include marketing, promotion and distribution costs as well as general operating expenses increased $4.1 million or 13.7% to $34.5 million in 2003. A large portion of this increase related to higher general operating expenses including accounting, legal and insurance costs which were partly related to complying to the requirements of the Sarbanes-Oxley Act of 2002.

Other Income and Expense
Our proprietary investment portfolio consists of investments in mutual funds, U.S. treasury bills, common stocks as well as private investments. Net gain from investments, which is derived from our proprietary investment portfolio, was approximately $15.6 million for the year ended December 31, 2003 compared to $1.4 million in 2002. In 2003 a gain of $0.1 million was realized from the repurchase of 20,600 shares of our mandatory convertible securities.

Interest and dividend income was $5.5 million in 2003 compared to $6.8 million in 2002. The decrease in interest income was principally the result of a decrease in short-term interest rates. Dividend income included a $518,000 dividend received in the third quarter of 2003 from our Westwood Holdings Group, Inc. ("WHG") investment. Interest expense rose $2.8 million to $14.8 million in 2003, from $12.0 million in 2002. The increase in interest expense was attributable to the issuance of $100 million 5.5% senior notes in May 2003 offset partially from the decrease of 1% on the convertible note from 6% to 5% in August 2003. The note is convertible, at the holder's option, into shares of our class A common stock at $52 per share.

The mandatory convertible securities consist of both a purchase contract to purchase shares of our class A common stock on February 17, 2005 and senior notes due February 17, 2007. The purchase contract includes a contract adjustment payment of 0.95% per year through February 17, 2005 and the notes bear interest at 6% per year, which rate is expected to be reset on November 17, 2004. The settlement of the purchase contract in February 2005 will result in the issuance of between 1.8 million and 2.2 million shares of our class A common stock which will have a dilutive effect on earnings per share.

Income Taxes
The effective tax rate for 2003 was 37.4% down from the 2002 effective tax rate of 37.6% traceable to the effect of a dividend received deduction related to the WHG dividend.

Minority Interest
Minority interest expense was $0.8 million in 2003 up 271.9% from $0.2 million in 2002. The increase in minority interest expense was largely the result of increased earnings from our Investment Partnerships and income from our investments at our 92% owned subsidiary, Gabelli Securities, Inc.

Net Income
Net income for 2003 was $49.8 million or $1.65 per diluted share versus $53.3 million or $1.76 per diluted share for 2002. The decline in net income of 6.5% in 2003 can be attributed to the impact of weak equity markets during the first six months of the year on average assets under management, higher compensation costs and an increase in other operating expenses.

Shares outstanding on a diluted basis at December 31, 2003 were 32.1 million and included 1.9 million shares from the assumed conversion of our convertible note for the full year 2003 as under the applicable accounting methodology used to compute dilution, the convertible note was dilutive. The full number of shares which may be issued upon conversion of this note is approximately 1.9 million. Shares issuable under the mandatory convertible securities are excluded from the diluted shares calculation under current accounting rules. During 2003, we issued 225,256 shares from the exercise of stock options and repurchased 56,922 shares.

At December 31, 2003, we had 949,650 options outstanding to purchase our class A common stock which were granted under our Stock Award and Incentive Plans (the "Plans").

Dividend
We paid our first dividend of $0.02 per share on December 15, 2003 to our class A shareholders of record on December 1, 2003. The holders of our class B common stock, Gabelli Group Capital Partners, Inc. and its two subsidiaries, agreed to waive receipt of this dividend or $460,000.

Liquidity and Capital Resources

Our principal assets consist of cash, short-term investments, securities held for investment purposes and investments in mutual funds, and investment partnerships and offshore funds, both proprietary and external. Short-term investments are comprised primarily of United States treasury securities with maturities of less than one year and money market funds managed by GBL. Although the investment partnerships and offshore funds are for the most part illiquid, the underlying investments of such partnerships or funds are for the most part liquid and the valuations of these products reflect that underlying liquidity.

Summary cash flow data is as follows:

	2002	2003	2004
		(in thousands)	
Cash flows provided by (used in):			
Operating activities	$ (38,347)	$ 38,021	$ (3,395)
Investing activities	18,539	(64,252)	(31,540)
Financing activities	25,791	101,312	(94,480)
Increase in cash and cash equivalents	5,983	75,081	(129,415)
Cash and cash equivalents at beginning of year	305,447	311,430	386,511
Cash and cash equivalents at end of year	$ 311,430	$ 386,511	$ 257,096

Cash and liquidity requirements have historically been met through cash generated by operating income and our borrowing capacity. At December 31, 2004, we had cash and cash equivalents of $257.1 million, a decrease of $129.4 million from the prior year end. We have established a collateral account, consisting of cash and cash equivalents and U.S. treasury securities totaling $103.2 million, to secure an $102.5 million letter of credit issued in favor of the holder of the $100 million 5% convertible note. The $102.5 million letter of credit was extended and expires on April 9, 2005. Cash and securities held in the collateral account are restricted from other uses until the $102.5 million letter of credit expires.

Cash used in operating activities of $3.4 million in 2004 results primarily from an increase in investments in securities of $52.5 million, a reduction in payable to brokers of $5.4 million, equity in earnings of partnerships and affiliates of $4.8 million and an increase in investment advisory fees receivable of $5.0 million partially offset by $62.6 million of net income. Cash provided by operating activities of $38.0 million in 2003 results primarily from $49.8 million of net income partially offset by a reduction in payable to brokers of $11.4 million, a reduction in securities sold, not yet purchased of $4.4 million, equity in earnings of partnerships and affiliates of $5.7 million, an increase in investment advisory fees receivable of $6.0 million and an increase in notes and other receivables from affiliates of $4.1 million.

Cash used in investing activities of $31.5 million in 2004 is primarily due to an increase in available for sale securities of $11.7 million and an increase of investments, net of distributions, in certain partnerships and affiliates of $20.5 million. Cash used in investing activities of $64.3 million in 2003 is primarily due to an increase in available for sale securities of $55.9 million and an increase of investments, net of distributions, in certain partnerships and affiliates of $10.3 million.

Cash used in financing activities of $94.5 million in 2004 was largely from the purchase of an additional $70.7 million of our class A common stock, $1.7 million of mandatory convertible securities, $2.7 million in dividends paid by one of our subsidiaries and $34.0 million from dividend payments partially offset by $11.7 million received for the early settlement of forward contracts relating to the mandatory convertible securities and $3.0 million received from the exercise of our stock options by employees. Cash provided by financing activities of $101.3 million in 2003 was largely due to the issuance of $100 million of Senior Notes and $3.9 million received from the exercise of our stock options by employees partially offset by the purchase of an additional $1.9 million of our class A common stock, $0.5 million of mandatory convertible securities and $0.1 million from our first dividend payment.

We continue to maintain our investment grade ratings which we have received from two ratings agencies, Moody's Investors Services and Standard and Poor's Ratings Services. We believe that our ability to maintain our investment grade ratings will provide greater access to the capital markets, enhance liquidity and lower overall borrowing costs.

Gabelli & Company is registered with the Commission as a broker-dealer and is a member of the NASD. As such, it is subject to the minimum net capital requirements promulgated by the Commission. Gabelli & Company's net capital has historically exceeded these minimum requirements. Gabelli & Company computes its net capital under the alternative method permitted by the Commission, which requires minimum net capital of $250,000. As of December 31, 2003 and 2004, Gabelli & Company had net capital, as defined, of approximately $16.9 million and $19.2 million, respectively, exceeding the regulatory requirement by approximately $16.6 million and $19.0 million, respectively. Regulatory net capital requirements increase when Gabelli & Company is involved in underwriting activities.

Our subsidiary, Gabelli Asset Management (UK) Limited is a registered member of the Financial Services Authority. In connection with this registration in the United Kingdom, we have a minimum Liquid Capital Requirement of £267,000, ($514,000 at December 31, 2004) and an Own Funds Requirement of €50,000 ($68,000 at December 31, 2004). We have consistently met or exceeded these minimum requirements.

Market Risk

Equity Price Risk

We are subject to potential losses from certain market risks as a result of absolute and relative price movements in financial instruments due to changes in interest rates, equity prices and other factors. Our exposure to market risk is directly related to our role as financial intermediary and advisor for assets under management in our Mutual Funds, Separate Accounts, and Investment Partnerships as well as our proprietary investment and trading activities. At December 31, 2004, our primary market risk exposure was for changes in equity prices and interest rates. At December 31, 2003 and 2004, we had equity investments, including mutual funds largely invested in equity products, of $127.7 million and $143.7 million, respectively. Investments in mutual funds, $98.3 million and $109.1 million at December 31, 2003 and 2004, respectively, generally lower market risk through the diversification of financial instruments within their portfolios. In addition, we may alter our investment holdings from time to time in response to changes in market risks and other factors considered appropriate by management. We also hold investments in partnerships and affiliates which invest primarily in equity securities and which are subject to changes in equity prices. Investments in partnerships and affiliates totaled $64.0 million and $89.3 million at December 31, 2003 and 2004, respectively, of which $29.1 million and $43.1 million were invested in partnerships and affiliates which invest in event-driven merger arbitrage strategies. These strategies are primarily dependent upon deal closure rather than the overall market environment.

The following table provides a sensitivity analysis for our investments in equity securities and partnerships and affiliates which invest primarily in equity securities excluding arbitrage products, for which the principal exposure is to deal closure and not overall market conditions, as of December 31, 2003 and 2004. The sensitivity analysis assumes a 10% increase or decrease in the value of these investments.

(In thousands)

	Fair Value	Fair Value assuming 10% decrease in equity prices	Fair Value assuming 10% increase in equity prices
At December 31, 2003:			
Equity price sensitive investments, at fair value..................................	$ 156,328.3	$ 140,695.4	$ 171,961.1
At December 31, 2004:			
Equity price sensitive investments, at fair value..................................	$ 188,753.8	$ 169,878.4	$ 207,629.2

Our revenues are largely driven by the market value of our assets under management and are therefore exposed to fluctuations in market prices of these assets, which are largely readily marketable equity securities. Investment advisory fees for mutual funds are based on average daily or weekly asset values. Advisory fees earned on institutional and high net worth separate accounts, for any given quarter, are generally determined based on asset values at the beginning of a quarter. Any significant increases or decreases in market value of assets managed which occur during a quarter will result in a relative increase or decrease in revenues for the following quarter.

Investment Partnership advisory fees are computed based on monthly or quarterly asset values. The incentive allocation or fee of 20% of the economic profit from Investment Partnerships is impacted by changes in the market prices of the underlying investments of these products.

Interest Rate Risk

Our exposure to interest rate risk results, principally, from our investment of excess cash in government obligations and money market funds. These investments are primarily short term in nature and the fair value of these investments generally approximates market value. Our mandatory convertible securities included a provision to reset the interest rate in November 2004. The reset rate was determined by the rates the notes should bear in order for each note to have an aggregate market value of 100.5% of the principal amount of the note. The reset rate was determined to be 5.22%.

Commitments and Contingencies

We are obligated to make future payments under various contracts such as debt agreements and capital and operating lease agreements. The following table sets forth our significant contractual cash obligations as of December 31, 2004 (in thousands):

	Total	2005	2006	2007	2008	2009	Thereafter
Contractual Obligations:							
5.5% Senior notes	$ 100,000	$ -	$ -	$ -	$ -	$ -	$ 100,000
5% Convertible note	100,000	-	-	-	-	-	100,000
Mandatory convertible securities (5.22% Senior Notes)	82,308	-	-	82,308	-	-	-
Capital lease obligations	6,412	802	765	765	765	765	2,550
Non-cancelable operating lease obligations	1,294	576	480	218	20	-	-
Total	$ 290,014	$ 1,378	$ 1,245	$ 83,291	$ 785	$ 765	$ 202,550

In addition, the 5% convertible note provides the holder certain put rights, at par plus accrued interest, on April 1, 2005. If exercised, we will be required to pay down the entire principal balance at that time. A collateral account consisting of cash and securities has been established in the amount of $103.2 million to secure an $102.5 million letter of credit in favor of the convertible note holder. The $102.5 million letter of credit will expire on April 9, 2005.

Subsequent to December 31, 2004, we announced an agreement with Cascade Investment, L.L.C. to amend the terms of the convertible note issued by Gabelli. The new terms extend the exercise date of Cascade's put option to September 15, 2006, reduce the principal of the convertible note to $50 million from $100 million and remove limitations on the issuance of additional debt. In connection with this amendment, we will repurchase $50 million of the principal of the convertible note on April 1, 2005. The $102.5 million letter of credit was reduced to a $51.3 million letter of credit and extended to September 22, 2006.

In November 2004 we entered into an accelerated stock repurchase program ("ASR") whereby we repurchased 400,000 shares of stock from an investment bank for approximately $18.8 million. The ASR permits us to repurchase the shares immediately, while the investment bank will purchase the shares in the market over time. The 400,000 shares repurchased under the agreement are subject to a future contingent price adjustment based on the actual prices paid by the investment bank to purchase our stock in the market over time. At December 31, 2004 the investment bank had purchased 203,500 shares resulting in a contingent purchase liability of approximately $120,000 for the Company.

Off-Balance Sheet Arrangements

We are the General Partner or co-General Partner of various limited partnerships whose underlying assets consist primarily of marketable securities. As General Partner or co-General Partner, we are contingently liable for all of the limited partnerships' liabilities.

Our income from these limited partnerships consists of our share of the management fee and the 20% incentive allocation from the limited partners. We also receive our pro-rata return on any investment made in the limited partnership. We earned management fees of $2.3 million in 2003 and $2.0 million in 2004 and incentive fees of $1.5 million and $0.8 million in 2003 and 2004, respectively. Our pro-rata gain on investments in these limited partnerships totaled $2.3 million in 2003 as compared to a gain of $1.5 million in 2004.

We do not invest in any other off-balance sheet vehicles that provide financing, liquidity, market or credit risk support or engage in any leasing activities that expose us to any liability that is not reflected in the Consolidated Financial Statements.

Certain Relationships and Related Transactions

The following is a summary of certain related party transactions. Further details regarding these and other relationships appear in our Proxy Statement for our 2005 Annual Meeting of Shareholders.

GGCP, Inc. ("GGCP"), formerly known as Gabelli Group Capital Partners, Inc., and two of its subsidiaries own all of GBL's Class B Stock, representing approximately 97% of the combined voting power and 80% of the outstanding shares of GBL common stock.

Prior to its initial public offering in February 1999, GBL and GGCP entered into a Management Services Agreement, with a one-year term and renewable annually, under which GBL provides certain services for GGCP, including furnishing office space and equipment, providing insurance coverage, overseeing the administration of its business and providing personnel to perform certain administrative services. Pursuant to the Management Services Agreement, GGCP pays GBL for services provided.

As of December 5, 1997, GGCP entered into a master lease agreement with M4E, LLC, which is owned by the children of Mr. Gabelli, for a 60,000 square foot building, of which approximately 9,000 square feet are currently subleased to other tenants. The master lease for the building and property, which is located at 401 Theodore Fremd Avenue, Rye, New York (the "Building"), expires on April 30, 2013. As of February 9, 1999, GGCP assigned all of its rights and obligations under the master lease to GBL. GBL leases space in the Building to a company for which Mr. Gabelli serves as Chairman and is a significant stockholder.

Pursuant to the Employment Agreement, Mr. Gabelli has agreed that while he is employed by GBL he will not provide investment management services outside of GBL, except for certain permitted accounts managed by MJG Associates, Inc., for which he serves as Chairman. MJG Associates, Inc., which is wholly-owned by Mr. Gabelli, serves as a general partner or investment manager of various investment funds and other accounts.

GAMCO has entered into agreements to provide advisory and administrative services to MJG Associates, Inc. and to GSI, with respect to the private investment funds managed by each of them. Pursuant to such agreements, GSI and MJG Associates, Inc. pay GAMCO for services provided.

Gabelli Securities International Limited ("Gabelli Securities International") was formed in 1994 to provide management and investment advisory services to offshore funds and accounts. Marc Gabelli, a son of Mr. Gabelli, owns 55% of Gabelli Securities International and GSI owns the remaining 45%.

In April 1999, Gabelli Global Partners, Ltd., an offshore investment fund, was incorporated. Gabelli Securities International and Gemini Capital Management, LLC ("Gemini"), an entity owned by Marc Gabelli, were engaged by the fund as investment advisors as of July 1, 1999. Gemini receives half of the investment advisory fees as co-investment advisor.

In April 1999, GSI formed Gabelli Global Partners, L.P., an investment limited partnership for which GSI and Gemini are the general partners. In March 2002, Gabelli Global Partners, L.P. changed its name to Gemini Global Partners, L.P. Gemini receives half of the management fee paid by the partnership to the general partners.

GBL reimburses GGCP for GGCP's incremental costs (but not the fixed costs) relating to GBL's use of an airplane in which GGCP owns a fractional interest. Mr. Gabelli's spouse has been employed by GBL since 1984 and has been his spouse since 2002.

Critical Accounting Policies

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with U.S. generally accepted accounting principles. We base our estimates on historical experience, when available, and on other various assumptions that are believed to be reasonable under the circumstances. Actual results could differ significantly from those estimates under different assumptions and conditions.

We believe the following critical assumptions and estimates are those applied to revenue recognition, the valuation of investments, goodwill and other long-lived intangibles, income taxes, stock based compensation accounting and the possible impact of Financial Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities."

Revenue Recognition

Advisory fees from the Mutual Funds and sub-advisory accounts are computed daily or weekly, advisory fees from the Separate Accounts are generally computed quarterly based on account values as of the beginning of a quarter, and Investment Partnership fees are computed either monthly or quarterly. Revenues from our Investment Partnerships also generally include an incentive allocation or fee of 20% of the economic profit, as defined, which is recorded as earned. The incentive allocation and fees may increase or decrease during the year as the profits of the product increase or decrease. Revenues may also include performance fees and fulcrum fees from certain Separate Accounts and closed-end funds based upon meeting or exceeding certain contractual investment return thresholds over a stipulated period of time. Performance and fulcrum fees are finalized and received when the contract period is completed.

Investments

We hold investments in limited partnerships and offshore funds including affiliates, whose underlying assets consist mainly of marketable securities, which are accounted for using the equity method, under which we record our share of the earnings or losses into income as earned. While most of the underlying investments of these entities are publicly traded and have readily available market valuations, some of their investments are non-publicly traded whose value may be difficult to determine. Investments are written down when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the underlying investment could result in an inability to recover the carrying value of the investment and thereby require an impairment charge to earnings.

Goodwill and other long-lived intangible assets

Prior to the issuance of Statement of Financial Accounting Standards ("SFAS") No. 142, goodwill and other long-lived intangible assets were amortized each year. The adoption of SFAS No. 142 at the beginning of 2002 eliminated the amortization of these assets and established requirements for having them tested for impairment at least annually. At November 30, 2004 management assessed the recoverability of goodwill and other intangible assets and determined that there was no impairment. In assessing the recoverability of goodwill and other intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, it may result in an impairment charge for these assets to income.

Income Taxes

In the ordinary course of business, we prepare a number of tax returns, which are regularly audited by Federal, state and foreign tax authorities. The inherent complications in the various tax codes often create the need for subjective judgments in applying its provisions. While management believes that tax positions taken comply with tax law and are both reasonable and supported by the facts and circumstances of the situation, upon audit additional taxes may be assessed. While assessments may be proposed in the future, both the extent of and potential impact on financial results cannot be determined at this time.

Stock Based Compensation

Effective January 1, 2003, we use a fair value based method of accounting for stock-based compensation provided to our employees in accordance with SFAS No. 123, "Accounting for Stock Based Compensation." The estimated fair value of option awards is determined using the Black Scholes option-pricing model. This sophisticated model utilizes a number of assumptions in arriving at its results, including the estimated life of the option, the risk free interest rate at the date of grant and the volatility of the underlying common stock. There may be other factors, which have not been considered, which may have an effect on the value of the options as well. The effects of changing any of the assumptions or factors employed by the Black Scholes model may result in a significantly different valuation for the options and a resulting difference in our net income.

Recent Accounting Developments

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, which rescinded SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt". Under SFAS No. 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item. As a result of the rescission, the criteria in APB Opinion No. 30 is used to classify gains and losses from debt extinguishments. Since the issuance of SFAS No. 4, the use of debt extinguishments has become a part of the risk management strategy of many companies, particularly those who participate in the secondary lending markets. Debt extinguishment no longer meets the criteria for classification as extraordinary items in APB Opinion No. 30. Accordingly, gains from the repurchase of our mandatory convertible securities in 2002, 2003 and 2004 of $613,000, $96,000 and $34,000, respectively, have been included in net gain from investments and not as an extraordinary item. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements in 2002, 2003 and 2004 and is not expected to have a material impact on future consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"), which provides accounting, and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We indemnify our clearing brokers for losses they may sustain from the customer accounts introduced by our broker-dealer subsidiaries. In accordance with New York Stock Exchange rules customer balances are typically collateralized by customer securities or supported by other recourse provisions. In addition, we further limit margin balances to a maximum of 25% versus 50% permitted under exchange regulations. At December 31, 2004 the total amount of customer balances subject to indemnification (i.e. margin debits) was immaterial. The Company also has entered into arrangements with various other third parties which provide for indemnification against losses, costs, claims and liabilities arising from the performance of their obligations under our agreement, except for gross negligence or bad faith. The Company has had no claims or payments pursuant to these or prior agreements, and we believe the likelihood of a claim being made is remote. Utilizing the methodology in FIN 45, our estimate of the value of such agreements is de minimis, and therefore an accrual has not been made in the financial statements.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (R) (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005. We expect to adopt Statement 123(R) on January 1, 2005. In light of our prospective adoption of the fair value recognition provisions of Statement 123(R) for all grants of employee stock options subsequent to January 1, 2002, the adoption of Statement 123(R) is not expected to have a material impact on future consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") addresses the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to variable interest entities ("VIE") and generally would require that the assets, liabilities and results of operations of a VIE be consolidated into the financial statements of the enterprise that has a controlling financial interest in it. The interpretation provides a framework for determining whether an entity should be evaluated for consolidation based on voting interests or significant financial support provided to the entity (i.e., variable interests).

An entity is classified as a VIE if total equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support or its equity investors lack the direct or indirect ability to make decisions about an entity's activities through voting rights, absorb the expected losses of the entity if they occur or receive the expected residual returns of the entity if they occur. Once an entity is determined to be a VIE, its assets, liabilities and results of operations should be consolidated with those of its primary beneficiary. The primary beneficiary of a VIE is the entity which either will absorb a majority of the VIE's expected losses or has the right to receive a majority of the VIE's expected residual returns. The expected losses and residual returns of a VIE include expected variability in its net income or loss, fees to decision makers and fees to guarantors of substantially all VIE assets or liabilities and are calculated in accordance with Statement of Financial Accounting Concept No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements."

On December 24, 2003, the FASB issued a revision to FIN 46 to clarify some of the provisions of this Interpretation and to exempt certain entities from its requirements. Application by public entities, other than small business issuers, for all other types of variable interest entities was required in financial statements for periods ending after March 15, 2004.

While GBL is generally not subject to a majority of the risks of the VIEs, it may be determined, for certain entities, that we receive a majority of the expected residual returns based on the methodology for determining the primary beneficiary. Therefore, when implemented, the Interpretation may require consolidation of certain of our investment in partnerships and affiliates' assets and liabilities and results of operations with minority interest recorded for the ownership share applicable to other investors. The difference between consolidation and the equity method will impact detailed line items reported within the consolidated financial statements but not overall consolidated net income or stockholders' equity. Where consolidation is not required additional disclosures may be required.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. Under SFAS No. 150 certain financial instruments shall be classified as a liability on the issuer's financials statements. The Company has adopted this statement, which did not have a material impact on the Company's financial statements.

Seasonality and Inflation

We do not believe our operations are subject to significant seasonal fluctuations. We do not believe inflation will significantly affect our compensation costs, as they are substantially variable in nature. However, the rate of inflation may affect our expenses such as information technology and occupancy costs. To the extent inflation results in rising interest rates and has other effects upon the securities markets, it may adversely affect our financial position and results of operations by reducing our assets under management, revenues or otherwise.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the information contained under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk."

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the Index on page F-1 of the Consolidated Financial Statements of Gabelli and the Notes thereto contained herein.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GABELLI ASSET MANANAGEMENT INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission that are not required under the related instructions or are inapplicable have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Gabelli Asset Management Inc. and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Gabelli Asset Management Inc. and Subsidiaries ("Gabelli") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Gabelli's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gabelli Asset Management Inc. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gabelli Asset Management Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2005, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

New York, New York
March 10, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Gabelli Asset Management Inc. and Subsidiaries

We have audited management's assessment, included in the accompanying Management's Report, that Gabelli Asset Management Inc. and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gabelli Asset Management Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Gabelli Asset Management Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Gabelli Asset Management Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of Gabelli Asset Management Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, of Gabelli Asset Management Inc. and Subsidiaries and our report dated March 10, 2005, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

New York, New York
March 10, 2005

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Gabelli Asset Management Inc.'s ("GBL") management is responsible for the preparation, integrity and fair presentation of the consolidated financial statements. These consolidated financial statements and notes have been prepared in conformity with U.S. generally accepted accounting principles from accounting records which management believes fairly and accurately reflect GBL's operations and financial position. The consolidated financial statements include amounts based on management's best estimates and judgments considering currently available information and management's view of current conditions and circumstances.

Management is responsible for establishing and maintaining adequate internal control over financial reporting that is designed to provide reasonable assurance of the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of GBL's internal control over financial reporting as of December 31, 2004, in relation to criteria for effective internal control over financial reporting as described in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2004, its systems of internal control over financial reporting is properly designed and operating effectively to achieve the criteria of the "Internal Control – Integrated Framework." Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements included in this annual report and has issued an audit report on management's assessment of GBL's internal control over financial reporting.

Mario J. Gabelli
Chairman and Chief Executive Officer

Michael R. Anastasio
Vice President and Chief Financial Officer

March 10, 2005

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	2002	2003	2004
	(In thousands, except per share data)		
Revenues			
Investment advisory and incentive fees	$ 177,077	$ 176,943	$ 219,939
Commission revenue	13,883	12,863	15,573
Distribution fees and other income	18,999	17,631	19,651
Total revenues	209,959	207,437	255,163
Expenses			
Compensation costs	80,387	89,169	104,091
Management fee	9,533	9,002	11,017
Distribution costs	14,979	16,096	20,004
Other operating expenses	15,398	18,456	20,983
Total expenses	120,297	132,723	156,095
Operating income	89,662	74,714	99,068
Other Income (Expense)			
Net gain from investments	1,353	15,610	5,627
Interest and dividend income	6,757	5,530	10,481
Interest expense	(11,977)	(14,838)	(16,027)
Total other income (expense), net	(3,867)	6,302	81
Income before income taxes and minority interest	85,795	81,016	99,149
Income taxes	32,259	30,339	36,097
Minority interest	224	833	493
Net income	$ 53,312	$ 49,844	$ 62,559
Net income per share:			
Basic	$ 1.77	$ 1.66	$ 2.11
Diluted	$ 1.76	$ 1.65	$ 2.06
Weighted average shares outstanding:			
Basic	30,092	30,018	29,673
Diluted	30,302	32,081	31,804
Dividends declared	$ 0.00	$ 0.02	$ 1.76

See accompanying notes.

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2003	2004
	(In thousands, except share data)	
ASSETS		
Cash and cash equivalents, including restricted cash of $682 and $1,054	$ 386,511	$ 257,096
Investments in securities, including restricted securities of $102,132 and $102,111	231,400	292,350
Investments in partnerships and affiliates	64,012	89,339
Receivable from brokers	1,232	5,539
Investment advisory fees receivable	21,565	26,567
Other receivables from affiliates	14,547	13,169
Capital lease	2,199	1,953
Intangible assets	4,650	4,650
Other assets	10,395	8,309
Total assets	$ 736,511	$ 698,972
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to brokers	$ 5,691	$ 302
Income taxes payable	12,323	8,526
Capital lease obligation	3,058	3,167
Compensation payable	25,552	27,645
Securities sold, not yet purchased	664	1,088
Dividends payable	-	17,302
Accrued expenses and other liabilities	18,487	17,585
Total operating liabilities	65,775	75,615
5.5% Senior notes	100,000	100,000
5% Convertible note	100,000	100,000
Mandatory convertible securities	84,030	82,308
Total liabilities	349,805	357,923
Minority interest	8,395	6,171
Stockholders' equity:		
Class A Common Stock, $.001 par value; 100,000,000 shares authorized; 7,697,600 and 8,081,356 shares issued and outstanding, respectively	8	8
Class B Common Stock, $.001 par value; 100,000,000 shares authorized; 23,128,500 shares issued and outstanding,	23	23
Additional paid-in capital	143,475	161,053
Retained earnings	257,266	268,519
Accumulated other comprehensive gain / (loss)	1,480	(53)
Treasury stock, at cost (776,544 and 2,372,822 shares, respectively)	(23,941)	(94,672)
Total stockholders' equity	378,311	334,878
Total liabilities and stockholders' equity	$ 736,511	$ 698,972

See accompanying notes.

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2002, 2003 and 2004
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) / Gain	Treasury Stock	Total
Balance at December 31, 2001	$ 30	$ 126,001	$ 154,249	$ (168)	$ (4,815)	$ 275,297
Comprehensive income:						
Net income	-	-	53,312	-	-	53,312
Other comprehensive loss:						
Net unrealized losses on securities available for sale, net of management Fees and income tax benefit of $362	-	-	-	(470)	-	(470)
Total comprehensive income						52,842
Issuance of mandatory convertible securities	-	(4,615)	-	-	-	(4,615)
Purchase and retirement of mandatory convertible securities	-	143	-	-	-	143
Exercise of stock options including tax benefit	1	15,306	-	-	-	15,307
Purchase of treasury stock	-	-	-	-	(17,181)	(17,181)
Balance at December 31, 2002	31	136,835	207,561	(638)	(21,996)	321,793
Comprehensive income:						
Net income	-	-	49,844	-	-	49,844
Other comprehensive gain:						
Net unrealized gains on securities available for sale, net of management fees and income tax expense of $1,656	-	-	-	2,118	-	2,118
Total comprehensive income						51,962
Dividends paid	-	-	(139)	-	-	(139)
Stock based compensation expense	-	1,506	-	-	-	1,506
Purchase and retirement of mandatory convertible securities	-	13	-	-	-	13
Exercise of stock options including tax benefit	-	5,121	-	-	-	5,121
Purchase of treasury stock	-	-	-	-	(1,945)	(1,945)
Balance at December 31, 2003	31	143,475	257,266	1,480	(23,941)	378,311
Comprehensive income:						
Net income	-	-	62,559	-	-	62,559
Other comprehensive gain:						
Net unrealized losses on securities available for sale, net of management fees and income tax benefit of $1,198	-	-	-	(1,533)	-	(1,533)
Total comprehensive income						61,026
Dividends paid and declared	-	-	(51,306)	-	-	(51,306)
Stock based compensation expense	-	1,819	-	-	-	1,819
Purchase and retirement of mandatory convertible securities	-	45	-	-	-	45
Exercise of stock options including tax benefit	-	4,090	-	-	-	4,090
Proceeds from early settlement of purchase contracts	-	11,740	-	-	-	11,740
Capitalized costs	-	(116)	-	-	-	(116)
Purchase of treasury stock	-	-	-	-	(70,731)	(70,731)
Balance at December 31, 2004	$ 31	$ 161,053	$ 268,519	$ (53)	$ (94,672)	$ 334,878

See accompanying notes.

GABELLI ASSET MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		
	2002	2003	2004
		(In thousands)	
Operating activities			
Net income	$ 53,312	$ 49,844	$ 62,559
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in earnings of partnerships and affiliates	(1,135)	(5,729)	(4,843)
Depreciation and amortization	897	967	980
Stock based compensation expense	-	1,506	1,819
Deferred income taxes	19,882	1,079	(1,769)
Tax benefit from stock options exercised	4,488	1,223	1,064
Minority interest in income of subsidiaries	224	833	493
Realized losses (gains) on available for sale securities	20	(31)	(101)
Market value of donated securities	412	-	-
(Increase) decrease in operating assets:			
Investments in securities	(119,935)	1,774	(52,525)
Investment advisory fees receivable	(953)	(5,962)	(5,002)
Other receivables from affiliates	1,419	(4,107)	1,378
Receivable from broker	(4,883)	3,686	(4,307)
Other assets	(4,230)	(1,269)	1,351
Increase (decrease) in operating liabilities:			
Payable to broker	8,584	(11,447)	(5,389)
Income taxes payable	3,521	771	(1,103)
Compensation payable	(2,641)	6,716	2,366
Securities sold, not yet purchased	5,022	(4,358)	424
Accrued expenses and other liabilities	(2,351)	2,525	(790)
Total adjustments	(91,659)	(11,823)	(65,954)
Net cash provided by (used in) operating activities	(38,347)	38,021	(3,395)
Investing activities			
Purchases of available for sale securities	(1,237)	(55,851)	(11,656)
Proceeds from sales of available for sale securities	735	1,949	600
Distributions from partnerships and affiliates	27,154	15,180	20,793
Investments in partnerships and affiliates	(8,113)	(25,530)	(41,277)
Net cash provided by (used in) investing activities	18,539	(64,252)	(31,540)
Financing activities			
Distributions to minority stockholders	(273)	-	(2,718)
Proceeds from issuance of mandatory convertible securities	87,738	-	-
Repayment of note payable	(50,000)	-	-
Issuance of 5.5% Senior notes	-	100,000	-
Proceeds from exercise of stock options	10,819	3,898	3,026
Dividends payable	-	-	17,302
Dividends paid and declared	-	(139)	(51,306)
Purchase and retirement of mandatory convertible securities	(5,312)	(502)	(1,677)
Proceeds from early settlement of purchase contracts	-	-	11,740
Capitalized costs	-	-	(116)
Purchase of treasury stock	(17,181)	(1,945)	(70,731)
Net cash provided by (used in) financing activities	25,791	101,312	(94,480)
Net increase (decrease) in cash and cash equivalents	5,983	75,081	(129,415)
Cash and cash equivalents at beginning of year	305,447	311,430	386,511
Cash and cash equivalents at end of year	$ 311,430	$ 386,511	$ 257,096
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 11,908	$ 15,116	$ 16,662
Cash paid for income taxes	$ 4,464	$ 27,345	$ 37,881
Supplemental disclosures of non-cash financing activities			
Securities reclassified to available for sale	$ -	$ 3,788	$ -

See accompanying notes.

A. Significant Accounting Policies

Basis of Presentation

Gabelli was incorporated in April 1998 in the state of New York, with no significant assets or liabilities and did not engage in any substantial business activities prior to the initial public offering ("Offering") of our shares. On February 9, 1999, we exchanged 24 million shares of our class B common stock, representing all of our then issued and outstanding common stock, with Gabelli Funds, Inc. ("GFI") and two of its subsidiaries in consideration for substantially all of the operating assets and liabilities of GFI, relating to its institutional and retail asset management, mutual fund advisory, underwriting and brokerage business (the "Reorganization"). Gabelli distributed net assets and liabilities, principally a proprietary investment portfolio, of approximately $165 million, including cash of $18 million, which has been recorded for accounting purposes as a deemed distribution to GFI. GFI was later renamed Gabelli Group Capital Partners, Inc. ("GGCP").

On February 17, 1999, we completed our sale of 6 million shares of class A common stock in the Offering and received proceeds, after fees and expenses, of approximately $96 million. Immediately after the Offering, GFI owned 80% of the outstanding common stock of Gabelli. In addition, with the completion of the Offering, we became a "C" Corporation for Federal and state income tax purposes and are subject to substantially higher income tax rates.

The accompanying consolidated financial statements include the assets, liabilities and earnings of:

- Gabelli; and
- Our wholly-owned subsidiaries: Gabelli Funds, LLC ("Funds Adviser"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Asset Management (UK) Limited, Gabelli Fixed Income, Inc. ("Fixed Income") and its subsidiaries; and
- Our majority-owned or majority-controlled subsidiaries: Gabelli Securities, Inc. ("GSI") and its subsidiaries and Gabelli Advisers, Inc. ("Advisers").

At December 31, 2002, 2003 and 2004, we owned approximately 92% of GSI and had a 51% voting interest in Advisers (41% economic interest.) All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of Operations

GAMCO, Funds Adviser, Gabelli Fixed Income LLC ("Fixed Income LLC), a majority-owned subsidiary of Fixed Income, and Advisers are registered investment advisors under the Investment Advisers Act of 1940. Gabelli & Company, Inc. ("Gabelli & Company") and Gabelli Direct, Inc. ("Gabelli Direct"), both wholly-owned subsidiaries of GSI, and Gabelli Fixed Income Distributors, Inc. ("Fixed Income Distributors"), a wholly-owned subsidiary of Fixed Income LLC, are registered broker-dealers with the Securities and Exchange Commission ("SEC") and are members of the National Association of Securities Dealers, Inc. ("NASD"). Gabelli & Company acts as an introducing broker and all transactions for its customers are cleared through New York Stock Exchange member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying consolidated statements of financial condition. Gabelli & Company is exposed to credit losses on these open positions in the event of nonperformance by its customers. This exposure is reduced by the clearing brokers' policy of obtaining and maintaining adequate collateral until the open transaction is completed. Gabelli Direct and Fixed Income Distributors do not currently have any customers.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase. At December 31, 2004, approximately $1.1 million of cash and cash equivalents was held as part of the collateral to secure a $102.5 million letter of credit originally issued August 14, 2002, in favor of the holder of the $100 million 5% convertible note. The $102.5 million letter of credit is due to expire on April 9, 2005.

Securities Transactions

Investments in securities are accounted for as either "trading securities" or "available for sale" and are stated at quoted market values. Securities that are not readily marketable are stated at their estimated fair values as determined by our management. The resulting unrealized gains and losses for trading securities are included in net gain from investments and the unrealized gains and losses for available for sale securities, net of management fees and tax, are reported as a separate component of stockholders' equity. Securities transactions and any related gains and losses are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Commissions and related clearing charges are recorded on a trade date basis.

At December 31, 2004, approximately $102.1 million of investments in securities were held as collateral to secure a $102.5 million letter of credit originally issued August 14, 2002 in favor of the holder of the $100 million 5% convertible note. The $102.5 million letter of credit is due to expire on April 9, 2005.

Securities sold, but not yet purchased are recorded at trade date, stated at quoted market values and represent obligations of Gabelli to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amounts recorded on the consolidated statements of financial condition. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligations under the sales commitments.

Investments in Partnerships and Affiliates

Investments in partnerships and affiliates, whose underlying assets consist mainly of marketable securities, are accounted for using the equity method under which our share of net earnings or losses of these partnerships and affiliated entities is reflected in income as earned, capital contributions are recorded when paid, and distributions received are reductions of the investments. Investments in partnerships and affiliates for which market values are not readily available are stated at their estimated fair values as determined by our management.

Receivables from and Payables to Brokers

Receivables from and payables to brokers consist of amounts arising primarily from the purchases and sales of securities.

Revenue Recognition

Investment advisory and distribution fees are based on predetermined percentages of the market values of the portfolios under management and are recognized as revenues as the related services are performed. Investment advisory and distribution fees from the open-end and closed-end mutual funds ("Mutual Funds") are computed on average daily net assets and charged to the Funds monthly. Advisory fees earned from institutional and high net worth separate accounts ("Separate Accounts") are generally computed quarterly based on account values as of the end of the preceding quarter. Performance fees are based upon either the absolute gain in a portfolio or the amount in excess of a specific benchmark index or indices and recognized when earned.

Distribution Costs

We incur certain promotion and distribution costs, which are expensed as incurred, principally related to the sale of shares of open-end mutual funds, shares sold in the initial public offerings of our closed-end funds, and after-market support services related to our closed-end funds. Distribution costs relating to closed-end funds were approximately $298,000 and $4,365,000 for 2003 and 2004, respectively.

Dividends and Interest Income and Interest Expense

Dividends are recorded on the ex-dividend date. Interest income and interest expense are accrued as earned or incurred.

Depreciation and Amortization

Fixed assets, which are included in other assets, are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements, which are included in other assets, are recorded at cost and amortized using the straight-line method over their estimated useful lives or lease terms, whichever is shorter. Property under our capital lease is amortized using the straight-line method over the life of the lease.

Intangible Assets

Intangible assets consist primarily of the cost in excess of net assets acquired (i.e. goodwill). Goodwill and other intangible assets are deemed to have indefinite lives and, therefore, are not subject to amortization, but are instead reviewed at least annually for impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets".

Income Taxes

We account for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Future tax benefits are recognized only to the extent that realization of such benefits is more likely than not.

Minority Interest

Minority interest represents the minority stockholders' ownership of Fixed Income, GSI and Advisers. With the exception of GSI, these minority stockholders are principally employees, officers and directors of Gabelli.

Fair Values of Financial Instruments

The carrying amount of all assets and liabilities, other than intangible assets and fixed assets, in the consolidated statements of financial condition approximate their fair values.

Earnings Per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic net income per common share is calculated by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding in the period.

Diluted net income per share, in addition to the weighted average determined for basic net income per share, includes common stock equivalents which would arise from the exercise of stock options using the treasury stock method and, if dilutive, assumes the conversion of our convertible note for the period outstanding since its issuance in August 2001. An average of 210,000, 141,000 and 208,000 incremental shares were included as the dilutive effect of stock options in 2002, 2003 and 2004, respectively. In 2002 the assumed conversion of the convertible note would be anti-dilutive and, accordingly, has not been included in computing diluted net income per share. In 2003 net income is adjusted for interest expense, net of management fees and taxes, of $3,157,000 and the weighted average shares outstanding includes 1,923,000 incremental shares as the convertible note had a dilutive effect. In 2004 net income is adjusted for interest expense, net of management fees and taxes, of $2,862,000 and the weighted average shares outstanding includes 1,923,000 incremental shares as the convertible note had a dilutive effect.

Stock Based Compensation

We currently sponsor stock option plans previously adopted and approved by our shareholders as a means to attract, retain and motivate employees. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123 in accordance with the transition and disclosure provisions under the recently issued SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure". Previously we had elected to use the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense was recognized where the exercise price equaled or exceeded the market price of the underlying stock on the date of grant. In 2004, we have recognized $1,819,000 in option expense. Refer also to Note F.

Business Segments

We operate predominantly in one business segment, the investment advisory and asset management industry.

Reclassifications

Certain prior period amounts reflect reclassifications to conform with the current year's presentation.

Recently Issued Accounting Standards

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, which rescinded SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt". Under SFAS No. 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item. As a result of the rescission, the criteria in APB Opinion No. 30 is used to classify gains and losses from debt extinguishments. Since the issuance of SFAS No. 4, the use of debt extinguishments has become a part of the risk management strategy of many companies, particularly those who participate in the secondary lending markets. Debt extinguishment no longer meets the criteria for classification as extraordinary items in APB Opinion No. 30. Accordingly, gains from the repurchase of our mandatory convertible securities in 2002, 2003 and 2004 of $613,000, $96,000 and $34,000, respectively, have been included in net gain from investments and not as an extraordinary item. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements in 2002, 2003 and 2004 and is not expected to have a material impact on future consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"), which provides accounting, and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We indemnify our clearing brokers for losses they may sustain from the customer accounts introduced by our broker-dealer subsidiaries. In accordance with New York Stock Exchange rules customer balances are typically collateralized by customer securities or supported by other recourse provisions. In addition, we further limit margin balances to a maximum of 25% versus 50% permitted under exchange regulations. At December 31, 2004 the total amount of customer balances subject to indemnification (i.e. margin debits) was immaterial. The Company also has entered into arrangements with various other third parties which provide for indemnification against losses, costs, claims and liabilities arising from the performance of their obligations under our agreement, except for gross negligence or bad faith. The Company has had no claims or payments pursuant to these or prior agreements, and we believe the likelihood of a claim being made is remote. Utilizing the methodology in FIN 45, our estimate of the value of such agreements is de minimis, and therefore an accrual has not been made in the financial statements.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (R) (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005. We expect to adopt Statement 123(R) on January 1, 2005. In light of our prospective adoption of the fair value recognition provisions of Statement 123(R) for all grants of employee stock options subsequent to January 1, 2002, the adoption of Statement 123(R) is not expected to have a material impact on future consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") addresses the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to variable interest entities ("VIE") and generally would require that the assets, liabilities and results of operations of a VIE be consolidated into the financial statements of the enterprise that has a controlling financial interest in it. The interpretation provides a framework for determining whether an entity should be evaluated for consolidation based on voting interests or significant financial support provided to the entity (i.e., variable interests).

An entity is classified as a VIE if total equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support or its equity investors lack the direct or indirect ability to make decisions about an entity's activities through voting rights, absorb the expected losses of the entity if they occur or receive the expected residual returns of the entity if they occur. Once an entity is determined to be a VIE, its assets, liabilities and results of operations should be consolidated with those of its primary beneficiary. The primary beneficiary of a VIE is the entity which either will absorb a majority of the VIE's expected losses or has the right to receive a majority of the VIE's expected residual returns. The expected losses and residual returns of a VIE include expected variability in its net income or loss, fees to decision makers and fees to guarantors of substantially all VIE assets or liabilities and are calculated in accordance with Statement of Financial Accounting Concept No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements."

On December 24, 2003, the FASB issued a revision to FIN 46 to clarify some of the provisions of this Interpretation and to exempt certain entities from its requirements. Application by public entities, other than small business issuers, for all other types of variable interest entities was required in financial statements for periods ending after March 15, 2004.

While Gabelli is generally not subject to a majority of the risks of the VIEs, it may be determined, for certain entities, that we receive a majority of the expected residual returns based on the methodology for determining the primary beneficiary. Therefore, when implemented, the Interpretation may require consolidation of certain of our investment in partnerships and affiliates' assets and liabilities and results of operations with minority interest recorded for the ownership share applicable to other investors. The difference between consolidation and the equity method will impact detailed line items reported within the consolidated financial statements but not overall consolidated net income or stockholders' equity. Where consolidation is not required, additional disclosures may be required. Financial information pertaining to our investments in partnerships and affiliates is presented in Note C.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. Under SFAS No. 150, certain financial instruments shall be classified as a liability on the issuer's financials statements. The Company has adopted this statement, which did not have a material impact on the Company's financial statements.

B. Investments in Securities

Investments in securities at December 31, 2003 and 2004 consisted of the following:

	2003		**2004**	
	Cost	**Market Value**	**Cost**	**Market Value**
	(In thousands)			
Trading securities:				
U.S. Government obligations	$ 103,412	$ 103,684	$ 148,344	$ 148,610
Common stocks	10,204	11,584	12,406	14,509
Mutual funds	41,806	42,415	50,774	51,560
Preferred stocks	-	-	497	585
Other investments	2,425	6,297	543	1,241
Total trading securities	157,847	163,980	212,564	216,505
Available for sale securities:				
Common stocks	10,781	11,570	15,692	18,271
Mutual funds	52,829	55,850	59,075	57,574
Total available for sale securities	63,610	67,420	74,767	75,845
Total investments in securities	$ 221,457	$ 231,400	$ 287,331	$ 292,350

At December 31, 2003 and 2004, the market value of investments available for sale was $67.4 million and $75.8 million, respectively. At December 31, 2003 and 2004, there were five and six holdings in loss positions, respectively. An unrealized holding gain, net of management fees and taxes, of $1.5 million in 2003 and an unrealized holding loss, net of management fees and taxes of $0.1 million in 2004 has been included in stockholders' equity. Proceeds from sales of investments available for sale were approximately $1.9 million and $0.6 million for the years ended December 31, 2003 and 2004, respectively. Realized gains on the sale of investments available for sale amounted to $0.2 million and $0.1 million and realized losses were $0.2 million in 2003. There were no realized losses in 2004.

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. A substantial portion of investments in securities are held for resale in anticipation of short-term market movements and classified as trading securities. Available for sale investments are stated at fair value, with any unrealized gains or losses, net of deferred taxes, reported as a component of stockholders' equity.

C. Investments in Partnerships and Affiliates

We are General Partner or co-General Partner of various limited partnerships whose underlying assets consist primarily of marketable securities. As General Partner or co-General Partner, we are contingently liable for all of the partnerships' liabilities. Summary financial information, including our carrying value and income from these partnerships at December 31, 2003 and 2004 and for the years then ended, is as follows (in thousands):

	2003	2004
Total assets	$ 285,024	$ 272,533
Total liabilities	52,447	65,754
Equity	232,577	206,779
Net earnings	18,989	13,244
Company's carrying value	30,575	25,722
Company's income	3,635	2,047

Income from the above partnerships for the year ended December 31, 2002 was approximately $25,000.

Our income from these partnerships consists of our pro rata capital allocation and our share of a 20% incentive allocation from the limited partners. The general partners also receive an annual administrative fee based on a percentage of each partnership's net assets. For the years ended December 31, 2002, 2003 and 2004, we earned administrative fees of approximately $2,041,000, $2,259,000, and $2,029,000, respectively.

At December 31, 2003 and 2004, we had various limited partner interests in unaffiliated limited partnerships, offshore funds and other investments aggregating approximately $21,564,000 and $33,818,000, respectively. For the years ended December 31, 2002, 2003 and 2004, the net gains recorded by us in these investments approximated $423,000, $1,112,000, and $2,047,000, respectively.

At December 31, 2003 and 2004, we had investments in various affiliated offshore funds aggregating $11,873,000 and $29,780,000, respectively. As the investment manager, we earn an annual administrative fee based on a percentage of net assets and are entitled to an incentive fee based on the absolute gain in the portfolio. For the years ended December 31, 2002, 2003 and 2004, we earned administrative and incentive fees of $3,613,000, $4,718,000 and $3,871,000, respectively.

D. Income Taxes

We account for income taxes under the liability method prescribed by Financial Accounting Standards Board Statement No. 109 ("SFAS 109"). Under SFAS 109, deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

Gabelli and our greater than 80% owned subsidiaries file a consolidated federal income tax return. Advisers, our less than 80% owned subsidiary files a separate federal income tax return. Accordingly, the income tax provision represents the aggregate of the amounts provided for all companies.

The provision (benefit) for income taxes for the years ended December 31, 2002, 2003 and 2004 consisted of the following:

	2002	2003	2004
		(In thousands)	
Federal:			
Current	$ 10,284	$ 24,915	$ 31,778
Deferred	17,027	1,108	(1,198)
State and local:			
Current	2,093	4,345	6,088
Deferred	2,855	(29)	(571)
	$ 32,259	$ 30,339	$ 36,097

Our effective tax rate for each of the years ended December 31, 2002, 2003 and 2004 was 37.6%, 37.4% and 36.4%, respectively. A reconciliation of the Federal statutory income tax rate to the effective tax rate is set forth below:

	2002	2003	2004
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of Federal benefit	3.7	3.4	3.6
Other	(1.1)	(1.0)	(2.2)
Effective income tax rate	37.6%	37.4%	36.4%

Significant components of our deferred tax assets and liabilities were as follows:

	2003	2004
Deferred tax assets:	(in thousands)	
Stock option expense	$ -	$ (1,268)
Deferred compensation	-	(2,298)
Other	(1,344)	(442)
Total deferred tax assets	(1,344)	(4,008)
Deferred tax liabilities:		
Investments in securities available for sale	1,426	392
Investments in securities and partnerships	2,677	3,721
Other	983	834
Total deferred tax liabilities	5,086	4,947
Net deferred tax liabilities	$ 3,742	$ 939

E. Debt

Debt consists of the following:

	2003	2004
5.5% Senior notes	$ 100,000	$ 100,000
5% Convertible note	100,000	100,000
Mandatory convertible securities	84,030	82,308
Total	$ 284,030	$ 282,308

Note Payable

In conjunction with the Reorganization, we entered into an Employment Agreement with our Chairman and Chief Executive Officer ("Chairman") which, in part, provides that the Chairman would be paid $50 million on January 2, 2002. Interest was payable quarterly at an annual rate of 6% from the date of the Agreement. This payment, plus related costs and net of a related deferred tax benefit of $19.8 million, has been reflected as a one time charge to earnings in the first quarter of 1999 and the liability has been recorded as a note payable. The note was paid in full on January 2, 2002.

5.5% Senior Notes

On May 15, 2003, we issued 10-year, $100 million senior notes. The senior notes, due May 15, 2013, pay interest semi-annually at 5.5%.

Convertible Note

On August 13, 2001, we issued a 10-year, $100 million convertible note to Cascade Investment LLC ("Cascade"). The convertible note, due August 14, 2011, paid interest semi-annually at 6.5% for the first year and 6% thereafter and was convertible into our class A common stock at $53 per share. In August 2003, the interest rate on the note was lowered to 5% and the conversion price was lowered by $1 per share to $52 per share. The note provides the holder with certain put rights, at par plus accrued interest, on April 1, 2005. If this note were converted, Cascade would own approximately 6% of our aggregate outstanding common stock.

On August 9, 2002, the Board of Directors authorized Gabelli to establish a collateral account consisting of cash or securities totaling $103 million, lowered to $102.5 million in August 2003, to secure a $102.5 million letter of credit in favor of Cascade. We have paid $79,000 in 2002, $234,000 in 2003, $282,000 in 2004 and expect to pay fees of approximately $63,000 in 2005 for the $102.5 million letter of credit which will expire April 9, 2005. At that time the collateral account will be closed and any cash or securities held will be available for general corporate use.

Company Obligations under Mandatory Convertible Securities

On February 6, 2002, we completed our public offering of 3.6 million mandatory convertible securities. The securities are listed on the New York Stock Exchange under the symbol "GBL.I". These securities initially consist of (a) a purchase contract under which the holder will purchase shares of our class A common stock on February 17, 2005 and (b) senior notes due February 17, 2007. In connection with the offering, we received $90,000,000 before underwriting and other expenses of approximately $3,100,000. For accounting purposes, the net present value of the purchase contract adjustments and their related offering costs, totaling $4.6 million, have been recorded as a reduction to additional paid in capital. Costs incurred in connection with the issuance of the senior notes have been capitalized as deferred financing costs and will be amortized as an adjustment to interest expense over the term of the notes. During 2002, 2003 and 2004, approximately $81,000, $93,000 and $95,000, respectively, have been amortized to interest expense.

The notes pay interest quarterly at a rate of 6% per year, which rate was reset on November 17, 2004 to 5.22%. Each purchase contract obligates its holder to purchase, on February 17, 2005, newly issued shares of our class A common stock. During December 2004, a holder of 469,600 purchase contracts purchased 252,456 shares of our class A common stock through early settlement. The total number of purchase contracts outstanding at December 31, 2004 was 2,822,700. The total number of shares to be issued will be between 1.5 million and 1.8 million, subject to adjustment in certain circumstances and depends upon the "applicable market value" at that date. The "applicable market value" is determined by taking the average of the closing price per share of our class A common stock on each of the twenty consecutive trading days ending on the third trading day immediately preceding February 17, 2005. At December 31, 2004, the Company would have had to issue approximately 1,517,000 shares to settle the purchase contracts.

In May 2002, the Board of Directors approved the repurchase of up to 200,000 shares of the mandatory convertible securities from time to time in the open market. On August 9, 2002, the Board of Directors increased the number of shares authorized to be repurchased by an additional 200,000. In May 2004, the Board of Directors increased the number of shares authorized to be repurchased by an additional 200,000. In August 2004, the Board of Directors changed the authorization to $25 million. Through December 31, 2004, we repurchased 307,700 shares at an average price of $22.54 per share and an aggregate cost of $6.9 million. In 2002, 2003 and 2004, a gain of approximately $613,000, $96,000 and $34,000, respectively, attributable to the extinguishment of the debt component of each mandatory convertible security repurchased has been included in net gain from investments.

F. Stockholders' Equity

Stock Award and Incentive Plan

We maintain two Stock Award and Incentive Plans (the "Plans"), approved by the shareholders, which are designed to provide incentives which will attract and retain individuals key to the success of Gabelli through direct or indirect ownership of our common stock. Benefits under the Plans may be granted in any one or a combination of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents and other stock or cash based awards. A maximum of 1,500,000 shares of class A common stock have been reserved for issuance under each of the Plans by a committee of the Board of Directors responsible for administering the Plans. Under the Plans, the committee may grant either incentive or nonqualified stock options with a term not to exceed ten years from the grant date and at an exercise price that the committee may determine. Options granted under the Plans vest 75% after three years and 100% after four years from the date of grant and expire after ten years.

A summary of the stock option activity for the years ended December 31, 2003 and 2004 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2002	615,406	$ 20.21
Granted	633,000	$ 28.96
Forfeited	(73,500)	$ 29.36
Exercised	(225,256)	$ 16.24
Outstanding, December 31, 2003	949,650	$ 26.27
Granted	40,000	$ 39.65
Forfeited	(59,025)	$ 29.06
Exercised	(131,300)	$ 22.57
Outstanding, December 31, 2004	799,325	$ 27.34
Shares available for future issuance at December 31, 2004	1,243,275	

At December 31, 2003 and 2004 there were 211,444 and 212,431, respectively, exercisable outstanding stock options with a weighted average exercise price of $16.44 per share and $20.62 per share, respectively.

The weighted average estimated fair value of the options granted at their grant date using the Black-Scholes option-pricing model was as follows:

	2002	2003	2004
Weighted average fair value of options granted:	$ 15.19	$ 10.96	$13.04
Assumptions made:			
Expected volatility	39%	38%	33%
Risk free interest rate	3.54%	2.99%	2.50%
Expected life	8 years	5 years	5 years
Dividend yield	0%	0%	0.2%

The expected life reflected an estimate of the length of time the employees are expected to hold the options, including the vesting period, and is based, in part, on actual experience with other grants. The dividend yield for the February 18, 2003 and May 13, 2003 grants reflected the assumption that no or an immaterial payout would be made in the foreseeable future at that time. The dividend yield for the May 11, 2004 grant reflected the assumption that we would continue our current policy of a $0.02 per share quarterly dividend. The weighted average remaining contractual life of the outstanding options at December 31, 2004 was 7.34 years.

Prior to January 1, 2003, we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our stock option plan. Accordingly, no compensation expense was recognized where the exercise price equals or exceeds the market price of the underlying stock on the date of grant.

Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123 in accordance with the transition and disclosure provisions under the recently issued SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure".

If we had elected for 2001 and 2002 to account for our stock options under the fair value method of SFAS No. 123 "Accounting for Stock Based Compensation," our net income and net income per share would have been reduced to the pro forma amounts indicated below:

	2002	2003	2004
Net income (in thousands):			
As reported	$ 53,312	$ 49,844	$ 62,559
Pro forma	$ 52,614	$ 49,414	$ 62,473
Net income per share – Basic			
As reported	$ 1.77	$ 1.66	$ 2.11
Pro forma	$ 1.74	$ 1.65	$ 2.11
Net income per share – Diluted			
As reported	$ 1.76	$ 1.65	$ 2.06
Pro forma	$ 1.73	$ 1.64	$ 2.06

Stock Repurchase Program

In 1999, the Board of Directors established the Stock Repurchase Program through which we have been authorized to purchase up to $9 million of our class A common stock. We completed the Stock Repurchase Program during the first quarter of 2001 and on March 2, 2001 the Board of Directors authorized the repurchase of an additional $3 million of our class A common stock. On September 17, 2001, the Board of Directors raised the amount authorized to repurchase shares to $10 million. In 2002, the Board of Directors raised the amount authorized by $5 million in July and an additional $10 million in December. In 2004, the Board of Directors raised the amount authorized by $12 million in May, an additional $25 million in August and by an additional 1 million shares in October. In addition, the Board of Directors also authorized $25 million to be used for an accelerated stock repurchase program. We also repurchased 300,000 shares of our class B common stock held by GGCP, our parent, which was converted to class A common stock in December 2002 at $28.20 per share and an aggregate cost of $8.46 million. The repurchase of these shares are not included in determining the total dollars available under the Stock Repurchase Program. In 2003 and 2004 we repurchased 56,922 and 1,596,277 shares at an average price of $34.20 per share and $44.29 per share, respectively. There remain approximately 944,000 shares available under this program, exclusive of any ASR authorization, at December 31, 2004. Under the program, we have repurchased 2,473,626 shares at an average price of $37.37 per share and an aggregate cost of $92.4 million through December 31, 2004.

In November 2004, we entered into an accelerated stock repurchase program ("ASR") whereby we repurchased 400,000 shares of stock from an investment bank for approximately $18.8 million. The ASR permits us to repurchase the shares immediately, while the investment bank will purchase the shares in the market over time. The 400,000 shares repurchased under the agreement are subject to a future contingent price adjustment based on the actual prices paid by the investment bank to purchase our stock in the market over time. At December 31, 2004, the investment bank had purchased 203,500 shares resulting in a contingent purchase liability of approximately $120,000 for the Company. There remains approximately $6.2 million authorized for future purchases under ASRs.

Dividends

During 2003, we paid dividends of $0.02 per share to all class A shareholders totaling $138,537. During 2004, we paid dividends of $1.16 per share to class A and class B shareholders totaling $33,600,810. Our Board of Directors also declared a special dividend of $0.60 per share in November 2004 which was payable on January 18, 2005 to all shareholders of record on January 3, 2005.

Shelf Registration

On December 28, 2001, we filed a "shelf" registration statement registering $400 million in aggregate amount of debt and other securities. The issuance of the mandatory convertible securities used $180 million and the issuance of the 5.5% Senior Notes used $100 million of the shelf registration leaving $120 million for future use. Such securities may be issued as debt securities, trust preferred securities or class A common stock.

G. Capital Lease

We lease office space from an entity controlled by members of the Chairman's family. We have recorded a capital lease asset and liability for the fair value of the leased property. Amortization of the capital lease obligation is computed on the interest rate method while the leased property is depreciated utilizing the straight-line method over the term of the lease, which expires on April 30, 2013. The lease provides that all operating expenses relating to the property (such as property taxes, utilities and maintenance) are to be paid by the lessee, Gabelli. Accumulated amortization on the leased property was approximately $1,501,000 and $1,747,000 at December 31, 2003 and 2004, respectively.

Future minimum lease payments for this capitalized lease at December 31, 2004 are as follows:

	(In thousands)
2005	$ 802
2006	765
2007	765
2008	765
2009	765
Thereafter	2,550
Total minimum obligations	6,412
Interest	3,231
Present value of net obligations	$ 3,181

Lease payments under this agreement amounted to approximately $756,000 and $772,000 for each of the years ended December 31, 2003 and 2004, respectively. Future minimum lease payments have not been reduced by related minimum future sublease rentals of approximately $619,000, of which approximately $320,000 is due from an affiliated entity. Total minimum obligations exclude the operating expenses to be borne by us, which are estimated to be approximately $675,000 per year.

H. Commitments

We rent office space under leases which expire at various dates through May 2008. Future minimum lease commitments under these operating leases as of December 31, 2004 are as follows:

	(In thousands)
2005	$ 576
2006	480
2007	218
2008	20
Thereafter..	-
	$ 1,294

Equipment rentals and occupancy expense amounted to approximately $1,165,000, $1,143,000 and $1,752,000, respectively, for the years ended December 31, 2002, 2003 and 2004.

I. Related Party Transactions

We serve as the investment advisor for the Funds and earn advisory fees based on predetermined percentages of the average net assets of the Funds. In addition, Gabelli & Company has entered into distribution agreements with each of the Funds. As principal distributor, Gabelli & Company incurs certain promotional and distribution costs related to the sale of Fund shares, for which it receives a fee from the Funds or reimbursement from the investment advisor. Gabelli & Company earns a majority of its commission revenue from transactions executed on behalf of clients of affiliated companies. Advisory and distribution fees receivable from the Funds were approximately $15,135,000 and $17,330,000 at December 31, 2003 and 2004, respectively.

We had an aggregate investment in the Funds of approximately $475,384,000 and $363,518,000 at December 31, 2003 and 2004, respectively, of which approximately $378,637,000 and $254,614,000 was invested in money market mutual funds, included in cash and cash equivalents, at December 31, 2003 and 2004, respectively.

Prior to the Reorganization, we were required to pay the Chairman a management fee, which was equal to 20% of the pretax profits of each of our operating divisions before consideration of this management fee. Immediately preceding the Offering and in conjunction with the Reorganization, Gabelli and our Chairman entered into an Employment Agreement. Under the Employment Agreement, we will pay the Chairman 10% of our aggregate pre-tax profits while he is an executive of Gabelli and devoting the substantial majority of his working time to the business of Gabelli. The Employment Agreement further provided that we pay the Chairman $50 million on January 2, 2002. The management fee was approximately $9,533,000, $9,002,000, and $11,017,000 for the years ended December 31, 2002, 2003 and 2004, respectively. The Chairman also earned portfolio management compensation and account executive fees of approximately $28,453,000, $29,641,000, and $43,961,000, respectively, for the years ended December 31, 2002, 2003 and 2004, which have been included in compensation costs.

We had approximately $1,216,000 in various notes receivable (including accrued interest) outstanding at December 31, 2001 from certain executive officers and employees in connection with the acquisition of ownership interests in our various subsidiaries and affiliates. Interest rates on these notes ranged from 5% to 10%. All employee notes receivable (including accrued interest) were repaid in full during 2002.

J. Financial Requirements

As a registered broker-dealer, Gabelli & Company is subject to Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. Gabelli & Company computes its net capital under the alternative method permitted by the Rule which requires minimum net capital of $250,000. We have consistently met or exceeded this requirement.

In connection with the registration of our subsidiary, Gabelli Asset Management (UK) Limited with the Financial Services Authority, we are required to maintain a minimum Liquid Capital Requirement of £267,000, ($514,000 at December 31, 2004) and an Own Funds Requirement of €50,000 ($68,000 at December 31, 2004). We have consistently met or exceeded these requirements.

K. Administration Fees

We have entered into administration agreements with other companies (the "Administrators"), whereby the Administrators provide certain services on behalf of several of the Funds and Investment Partnerships. Such services do not include the investment advisory and portfolio management services provided by Gabelli. The fees are negotiated based on predetermined percentages of the net assets of each of the Funds.

L. Profit Sharing Plan and Incentive Savings Plan

We have a qualified contributory employee profit sharing plan and incentive savings plan covering substantially all employees. Company contributions to the plans are determined annually by the Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code. We accrued contributions of approximately $50,000, $63,000 and $62,000, to the plans for the years ended December 31, 2002, 2003 and 2004, respectively.

M. Derivative Financial Instruments

In 2002, our trading activities included transactions in domestic equity index futures contracts and foreign currency contracts. These financial instruments represent future commitments to purchase or sell an underlying index or currency for specified amounts at specified future dates. Such contracts create off-balance sheet risk for us as the future satisfaction of these contracts may be for amounts in excess of the amounts recognized in the consolidated statements of financial condition.

In connection with these activities, we had gains of approximately $122,000, during the year ended December 31, 2002. There were no gains or losses for the years ended December 31, 2003 and 2004. Such gains and losses were reflected as part of net gain from investments in the consolidated statements of operations.

N. Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended December 31, 2004 and 2003 is presented below.

	2004 Quarter				
(in thousands, except per share data)	1st	2nd	3rd	4th	Full Year
Revenues	$ 63,539	$ 60,204	$ 57,237	$ 74,183	$ 255,163
Operating income	25,277	24,434	21,951	27,406	99,068
Net income	16,071	13,918	13,031	19,539	62,559
Net income per share:					
Basic	0.53	0.47	0.44	0.67	2.11
Diluted	0.52	0.46	0.43	0.65	2.06
	2003 Quarter (a)				
Revenues	$ 46,053	$ 47,956	$ 51,823	$ 61,605	$ 207,437
Operating income	16,340	16,405	19,403	22,566	74,714
Net income	9,327	11,557	12,302	16,658	49,844
Net income per share:					
Basic	0.31	0.38	0.41	0.55	1.66
Diluted	0.31	0.38	0.41	0.54	1.65

(a) Results for the fourth quarter 2003 included a $1.8 million gain from the partial harvesting of a $100,000 venture capital investment made in 2001.

O. Other Matters

Gabelli Asset Management Inc. and certain of its subsidiaries have received subpoenas from the Attorney General of the State of New York and the SEC requesting information on mutual fund share trading practices. Gabelli is responding to these requests and does not believe that these matters will have a material adverse effect on Gabelli's financial position or the results of its operations.

P. Subsequent Events

On January 18, 2005, the Company paid a special dividend of $0.60 per share to all of its Class A and Class B shareholders of record on January 3, 2005.

On February 10, 2005, the Company announced the Board of Directors declared a regular quarterly dividend of $0.02 per share to all of its Class A and Class B shareholders, payable on March 28, 2005 to shareholders of record on March 14, 2005.

On February 14, 2005, the Company announced the Board of Directors authorized a plan to file a "shelf" registration statement on Form S-3. The shelf process will enable Gabelli to sell any combination of senior and subordinate debt securities, convertible debt securities and equity securities (including common and preferred securities) up to a total amount to $400 million. This authorization is in addition to the remaining $120 million available under Gabelli's "shelf" registration filed in 2001.

During February 2005, the Board of Directors approved a corporate name change to GAMCO Investors, Inc., which is subject to shareholder approval at Gabelli's annual meeting of shareholders on May 10, 2005. The Company's ticker symbol on the New York Stock Exchange will remain GBL. Additionally, our existing subsidiary named GAMCO Investors, Inc. will be renamed.

On February 17, 2005, the Company issued approximately 1,517,000 shares of class A common stock in settlement of the 2,822,700 purchase contracts issued pursuant to its mandatory convertible securities resulting in proceeds of $70.6 million to the Company. The settlement rate of 0.5376 was determined based on the average closing price per share of class A common stock for the twenty consecutive trading days ending February 14, 2005.

On March 1, 2005, the Company announced an agreement with Cascade Investment, L.L.C. to amend the terms of the convertible note issued by Gabelli. The new terms extend the exercise date of Cascade's put option to September 15, 2006, reduce the principal of the convertible note to $50 million from $100 million and remove limitations on the issuance of additional debt. In connection with this amendment, Gabelli will repurchase $50 million of the principal of the convertible note on April 1, 2005. Effective April 1, 2005, the $102.5 million letter of credit will be reduced to $51.3 million and extended to September 22, 2006. The Company expects to pay total fees of approximately $160,000 relating to the letters of credit for 2005 versus $282,000 in 2004.

The Company has repurchased 8,800 shares at an average investment of $44.84 per share as of March 1, 2005. This brings the remaining authorization under the stock repurchase program to approximately 935,000 shares at March 1, 2005.

As of March 1, 2005, the investment bank had purchased 290,900 shares relating to the ASR of which 87,400 were purchased in 2005 reducing the contingent purchase liability to approximately $57,000.

During January 2005, one of the companies within GSI's proprietary investment portfolio completed an initial public offering. As a result, the market value of the investment has increased from December 31, 2004 by approximately $2.5 million as of March 1, 2005. This investment is held as available for sale and the resulting change in market value will be reflected in stockholders' equity in 2005.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A: CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

PART III

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding the Directors and Executive Officers of GBL and compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference from the sections captioned "Election of Directors", "Information Regarding Executive Officers", "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our 2004 Annual Meeting of Shareholders (the "Proxy Statement").

GBL has adopted a Code of Business Conduct that applies to all of our officers, directors, full-time and part-time employees and a Code of Conduct that sets forth additional requirements for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (together, the "Codes of Conduct"). The Codes of Conduct are posted on our website (www.gabelli.com) and available in print free of charge to any shareholder who requests a copy. Interested parties may address a written request for a printed copy of the Codes of Conduct to: Secretary, Gabelli Asset Management Inc., One Corporate Center, Rye, New York 10580-1422. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Codes of Conduct by posting such information on our website.

In addition to the certifications attached as Exhibits to this Form 10-K, following its 2004 Annual Meeting, GBL also submitted to the New York Stock Exchange ("NYSE") a certification by its Chief Executive Officer that he is not aware of any violations by GBL of the NYSE corporate governance listing standards as of the date of the certification.

ITEM 11: EXECUTIVE COMPENSATION

The information set forth under the captions "Compensation of Executive Officers" and "Election of Directors – Compensation of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information set forth under the caption "Certain Ownership of Gabelli's Stock" in the Proxy Statement is incorporated herein by reference.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the caption "Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the caption "Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15: ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) List of documents filed as part of this Report:

(1) Consolidated Financial Statements and Independent Registered Public Accounting Firm's Report included herein:
See Index on page F-1

(2) Financial Statement Schedules:
Financial statement schedules are omitted as not required or not applicable or because the information is included in the Financial Statements or notes thereto.

(3) List of Exhibits:

Exhibit Number		Description of Exhibit
3.1	--	Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.2 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
3.2	--	Amended Bylaws of the Company. (Incorporated by reference to Exhibit 3.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
4.1	--	Specimen of class A common stock Certificate. (Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on January 29, 1999).
4.2	--	Convertible Promissory Note, dated August 14, 2001, of the Company (Incorporated by reference to Exhibit 99.4 to the Company's Report on Form 8-K dated March 1, 2005 filed with the Securities and Exchange Commission on March 2, 2005).
4.3	--	Indenture, dated as of February 6, 2002, between Gabelli Asset Management Inc. and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.1 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
4.4	--	First Supplemental Indenture, dated as of February 6, 2002, between Gabelli Asset Management Inc. and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.2 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
4.5	--	Form of Note (included in Exhibit 4.4). (Incorporated by reference to Exhibit 4.3 to the Company's Report on Form 8-K dated February 8, 2002 filed with the Securities and Exchange Commission on February 8, 2002).
10.1	--	Management Services Agreement between the Company and GFI dated as of February 9, 1999. (Incorporated by reference to Exhibit 10.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
10.2	--	Tax Indemnification Agreement between the Company and GFI. (Incorporated by reference to Exhibit 10.2 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
10.3	--	Gabelli Asset Management Inc. 1999 Stock Award and Incentive Plan. (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
10.4	--	Gabelli Asset Management Inc. 1999 Annual Performance Incentive Plan. (Incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).
10.5	--	Gabelli Asset Management Inc. 2002 Stock Award and Incentive Plan (Incorporated by reference to Exhibit A to the Company's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2002).
10.6	--	Employment Agreement between the Company and Mario J. Gabelli. (Incorporated by reference to Exhibit 10.6 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

10.7 -- Registration Rights Agreement, dated August 14, 2001, between the Company and Cascade Investment LLC. (Incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q/A for the quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 16, 2001).

10.8 -- Note Purchase Agreement, dated as of August 10, 2001, by and among Cascade Investment LLC, a Washington limited liability company, Gabelli Asset Management Inc., a New York corporation, Mario J. Gabelli, Gabelli Group Capital Partners, Inc., a New York corporation, and Rye Holdings, Inc., a New York corporation, and Rye Capital Partners, Inc., a Delaware corporation (Incorporated by reference to Exhibit 1.1 to the Company's Form 10-Q/A for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 16, 2001), as amended by the Third Amendment, dated as of February 28, 2005 (Incorporated by reference to Exhibit 99.2 to the Company's Report on Form 8-K dated March 1, 2005 filed with the Securities and Exchange Commission on March 2, 2005).

12.1 -- Computation of Ratios of Earnings to Fixed Charges.

21.1 -- Subsidiaries of the Company.

23.1 -- Consent of Independent Registered Public Accounting Firm

24.1 -- Powers of Attorney (included on page II-3 of this Report).

31.1 -- Certification of CEO pursuant to Rule 13a-14(a).

31.2 -- Certification of CFO pursuant to Rule 13a-14(a).

32.1 -- Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 -- Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Reports on Form 8-K:

We filed the following Current Reports on Form 8-K during the three months ended December 31, 2004.

1. Current Report on Form 8-K dated October 5, 2004 containing the press release disclosing our preliminary estimates for the third quarter ended September 30, 2004.
2. Current Report on Form 8-K/A dated October 6, 2004 containing the press release disclosing our preliminary estimates for the third quarter ended September 30, 2004.
3. Current Report on Form 8-K dated October 25, 2004 containing the press release disclosing our operating results for the third quarter ended September 30, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on March 12, 2005.

GABELLI ASSET MANAGEMENT INC.

By: /s/ Michael R. Anastasio
Name: Michael R. Anastasio
Title: Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Michael R. Anastasio and James E. McKee and each of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mario J. Gabelli Mario J. Gabelli	Chairman of the Board, Chief Executive Officer and Chief Investment Officer (Principal Executive Officer)	March 16, 2005
/s/ Michael R. Anastasio Michael R. Anastasio	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 16, 2005
/s/ Edwin L. Artzt Edwin L. Artzt	Director	March 16, 2005
/s/ Raymond C. Avansino Raymond C. Avansino	Director	March 16, 2005
/s/ John C. Ferrara John C. Ferrara	Director	March 16, 2005
/s/ John D. Gabelli John D. Gabelli	Director	March 16, 2005
/s/ Alan C. Heuberger Alan C. Heuberger	Director	March 16, 2005
/s/ Robert S. Prather Robert S. Prather	Director	March 16, 2005
/s/ Karl Otto Pöhl Karl Otto Pöhl	Director	March 16, 2005
/s/ Frederic V. Salerno Frederic V. Salerno	Director	March 16, 2005

/s/ Vincent S. Tese Vincent S. Tese	Director	March 16, 2005

Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for the five-year period ended December 31, 2004.

	Year Ended December 31,				
	2000	2001	2002	2003	2004
Ratio of earnings to fixed charges (a)	26.7	17.0	8.1	6.4	7.2

(a) These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and fixed charges. Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.

Exhibit 21.1

Subsidiaries of Gabelli Asset Management Inc.

The following table lists the direct and indirect subsidiaries of Gabelli Asset Management Inc. (the "Company"). In accordance with Item 601 (21) of Regulation S-K, the omitted subsidiaries considered in the aggregate as a single subsidiary would not constitute a "significant subsidiary" as defined under Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation or Organization
Gabelli Funds, LLC (100%-owned by the Company)	New York
GAMCO Investors, Inc. (100%-owned by the Company)	New York
Gabelli Fixed Income, Inc. (100%-owned by the Company)	New York
Gabelli Asset Management (UK) Limited (100%-owned by the Company)	United Kingdom
Gabelli Securities, Inc. (92.1%-owned by the Company)	Delaware
Gabelli Advisers, Inc. (41.8%-owned by the Company)	Delaware
Gabelli & Company, Inc. (100%-owned by Gabelli Securities, Inc.)	New York
Gabelli Direct, Inc. (100%-owned by Gabelli Securities, Inc.)	Delaware
Gabelli & Partners LLC (100%-owned by Gabelli Securities, Inc.)	Delaware
Gabelli Fixed Income L.L.C. (80.1%-owned by Gabelli Fixed Income, Inc.)	Delaware
Gabelli Fixed Income Distributors, Inc. (100%-owned by Gabelli Fixed Income L.L.C.)	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-74676 and 333-102935) of Gabelli Asset Management Inc. and in the related Prospecti of our report dated March 10, 2005, with respect to the consolidated financial statements and schedules of Gabelli Asset Management Inc., Gabelli Asset Management Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Gabelli Asset Management Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-76748) pertaining to the 1999 Stock Award and Incentive Plan of Gabelli Asset Management Inc. of our report dated March 10, 2005, with respect to the consolidated financial statements and schedules of Gabelli Asset Management Inc., Gabelli Asset Management Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Gabelli Asset Management Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

New York, New York
March 10, 2005

Exhibit 31.1

Certifications

I, Mario J. Gabelli, certify that:

1. I have reviewed this annual report on Form 10-K of Gabelli Asset Management Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

   d) disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Mario J. Gabelli
Mario J. Gabelli
Chief Executive Officer

Date: March 16, 2005

Exhibit 31.2

Certifications

I, Michael R. Anastasio, certify that:

1. I have reviewed this annual report on Form 10-K of Gabelli Asset Management Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

   d) disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Michael R. Anastasio
Michael R. Anastasio
Chief Financial Officer

Date: March 16, 2005

Exhibit 32.1

**Certification of CEO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report on Form 10-K of Gabelli Asset Management Inc.(the "Company") for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Mario J. Gabelli, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mario J. Gabelli
Name: Mario J. Gabelli
Title: Chief Executive Officer
Date: March 16, 2005

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

Exhibit 32.2

Certification of CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Gabelli Asset Management Inc. (the "Company") for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Michael R. Anastasio, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael R. Anastasio
Name: Michael R. Anastasio
Title: Chief Financial Officer
Date: March 16, 2005

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

Columbia University Graduate School of Business

The Fifth Annual

Graham & Dodd

Breakfast



Bruce C.N. Greenwald, Roger F. Murray, Mario J. Gabelli

Introduction of Mario J. Gabelli CFA

Chief Investment Officer, Gabelli Asset Management Company

by Professor Bruce C.N. Greenwald, The Robert Heilbrunn Professor of Asset Management & Finance

When you think of the history of value investing, beginning with Graham, Graham and Dodd, Graham, Dodd, and Cottle, right through Roger Murray, I guess that there are really three basic premises that underlie the approach: two are intellectual and one is a principle of action. They are captured by the phrase "tangible value". The first idea is that when you evaluate stocks, you focus on the value of the underlying business operation. What that means, for example, is that if fluctuations in earnings of cyclical stocks account for at most ten percent of the value of any stock when you do the appropriate net present value calculation, don't waste your time trying to guess the timing of cyclical fluctuations. Spend your time trying to track the difference between value and the price of the stock creamed by the lemming-like behavior of the people who are trying to predict cyclical fluctuations and focus on that in your investment behavior. So you always want to focus on value.

The second thing you want to focus on is tangible value or what is knowable. You have to know what you know. You cannot, and people are endlessly capable of this, fool yourself that you know things that you do not know. For example, in many growth companies where money has to be reinvested to fund growth, more than 90 percent, and in some cases, more than 100 percent of the value of their stocks are embodied in earnings more than ten years into the future. Now there are people, like Warren Buffett, who are capable of projecting that far into the future and know what is going on.
But I would say for the vast majority of investors, and I think this is one of Ben Graham's great insights, if you are planning to do that sort of projection, lots of luck, because you are going to need it.

Now, these two intellectual principles lead to a practical third principle derived from the experience of the value investors, namely what a great value practitioner (Warren Buffett again) refers to as the cigar butt approach to investing -- you walk around, look for cigar butts on the ground, pick them up and smoke them. They're not necessarily great smokes but they're cheap, you do not have to lose and you usually wind up ahead of the yarns. That strategy, by the way, has recently been strongly validated by extensive academic studies. Whether you define cigar butts in terms of cheap, that is, low price earnings ratios, or you define them in terms of out-of fashion stocks that have fallen dramatically, or, as last year's speaker did, you define them in terms of stocks that have so disappointed investors that they've just thrown them away -- and there is evidence such opportunities arise from consistent, broader market behavior -- you will make about three to five percent above market returns by focusing on those stocks, although you have to be very disciplined in doing so. And, if at the same time you can sell short the glamour stocks, the data indicate you'll make another three to five percent.

The problem for modern value investors is that this cigar butt approach is generally not enough, especially if you have a lot to invest. When Benjamin Graham started in 1932, it was wall-to-wall cigar butts. You did not have to walk very far before you were stepping on one-and you could pick it up. Nowadays it's not so easy. You've got to buy extreme bargains and today extreme bargains are typically hard to find in the necessary size if you're managing more than that $4 billion like our speaker today, or more than $10 billion like Warren Buffett.

The problem of company management has become much more important. It's always been the case that there are these little bugs in the cigar butts called managers, who can consume the smoke in the bat of an eyelash if you are not careful. As prices have risen and cigar butts have become increasingly expensive, it has become increasingly important to understand what management is going to do to you. That's an added level of discipline and analysis that's critical to a successful modern Graham and Dodd strategy. As investing has become professionalized, the typical value investor has got his own investors to keep happy. You can't ignore the fact that your investors can fire you at any given moment if they don't have the patience to wait for the smoke that you've picked up off the ground.

In adapting value investing to cope with the kinds of high market prices that we see, the kinds of professional investing that we see, and, I dare say, the behavior of management that we increasingly see, what the great innovators in value investing have done is work to extend the range of value investing practice beyond the cigar butt approach. At one end of this spectrum of extensions there is obviously Warren Buffett, who's concentrated on taking advantage of broader market opportunities, chiefly by being uniquely intelligent, so it's not so clear how reproducible his approach is; by focusing relatively narrowly on consumer non-durables, on media and on insurance; by becoming, in connection or in cooperation with Charlie Munger, an extraordinary assessor of management behavior; and by using what is effectively a closed-end fund business structure. At the other end of the spectrum of innovation, operating in a much more difficult environment, is today's speaker. He operates an essentially open-end fund in a high market price environment, managing a lot of money.



What Mario has done, and I think it's one of the great intellectual contributions to the practice of value investing, is to extend the notion of where you can calculate tangible value. For Benjamin Graham tangible value calculations were based on arbitrage opportunities, balance sheet assets (often just working capital) and stable earnings of a certain sort.

What Mario did was to look around and see that there's a lot of tangible value information out there in the form of private market transactions where a knowing buyer, typically a firm in an industry, buys intangible assets, whether they are television stations, cellular points of presence, telephone access lines or other business variables from another informed buyer at an identifiable price. This is knowable value information that can guide a value investor. The problem is, and I think this is the second leap of genius that our speaker is responsible for, that Mr. Private Market may be just as capricious and just as unsteady as Benjamin Graham's Mr. Market. So, it's not so clear how long those private market values are going to last. And it's not so clear that management is not going to consume them for itself. So, the second thing that Mario really developed, and it's part and parcel of the strategy, is the idea of a catalyst; something in an investment opportunity that you can point to that, in a reasonable amount of time, will unlock any private market values and bring them home to the investors -- whether it's retirement, family disputes, takeovers, or ultimately, and I think this is Mario's final leap of genius, Mario himself operating to lead management to behave in the interests of the shareholders. This approach has opened up a great range of securities to a value investment strategies that had not previously been accessible to the traditional value approaches. So, I think what you have is two great bookends of the modern development of value investing. You have Warren Buffett: on the one hand and you have our speaker today on the other.

It's therefore a great privilege to introduce him, but I'm not going to give up quite yet, Mario. There's one more thing I just want to say. I don't know how susceptible a boy from the Bronx is to this kind of intellectual tribute, so I'd like to point out that Mario also has been extraordinarily generous not only in introducing me to the subject of value investing by underwriting the Roger Murray lectures, but also in training a great number of our students in his business, where they not only learn to be effective value investors, but as a bonus, they come out as the only people in the country who are equipped to deal with ethnic cleansing in Bosnia. So he has that skill in addition.

Mario, thank you for being here.

Wharton University of Pennsylvania

The Wharton Journal

VOLUME 50, NUMBER 16 | PHILADELPHIA, PA | NOVEMBER 15, 2004

Fund legend Gabelli shares insights, lessons

By Ian T. Simmonds

Continuing the outstanding array of high quality industry speakers this fall, the Wharton Investment Management Club played host last week to legendary investment icon Mario Gabelli. As Chairman of Gabelli Asset Management Inc., which includes Gabelli Funds LLC, the advisor to the Gabelli family of mutual funds, and the money management firm Gabelli Asset Management Company (GAMCO), he is responsible for almost $30 billion of client assets under management.

Gabelli is known for his entertaining presentations, so his opening statement "I have a problem" left most people with some trepidation as to what he was going to say. It seems visiting Wharton (Gabelli is a graduate of Columbia Business School) intimidated Gabelli to the point where he felt like "J. Lo's new husband on their wedding night." I beg your pardon? How does J. Lo's husband feel? Gabelli explained, "You know what I'm going to do, but how am I going to make it different?"

Mindless Investing

Fortunately, Gabelli's mind moves fast and he was able to show how he has managed to differentiate himself to investors over a number of decades. Showing strong insight into the audience's interests, Gabelli used an example of playing Texas Hold 'Em poker to illustrate how ideas were generated. Despite showing a fictional hand that naturally ended with him holding a Royal flush, his point was not about holding the best hand. How do you know what the other guy is going to do? How do you have risk control in your decisions? His point was that active investment management is not mindless investing (a term he likes to apply to index managers) and that by observing what's occurring in society - the fact that ESPN's World Series of Poker can draw over a million viewers - you can capture themes and generate investment ideas that are going to make money for your clients. That thinking is part of the reason behind the surge in gaming stocks over the last few years, a surge that Gabelli has been able to capture for his clients.

Gabelli looks at what he refers to as the "Five Ds" when looking for investment themes. The "deficit": implications from changes in the trade and fiscal balances; the "dollar": how changes in the dollar affect individual companies; "dividends": changes in dividend policies and taxation of dividend income; and "deals": the extent of and motivation behind the level of "lovemaking" between companies (or "corporate cupid" as Gabelli calls it). The final "D" was the "Democrats." That is obviously no longer a talking point, however post-election policy implementation does have important company-specific implications.



So what are some of the themes Gabelli is currently focused on? China, changing demographics, and the emergence of Hispanic influence in American society are all areas he feels are having a tremendous impact on potential investment decisions. China is the market you sell to or buy from, but not the market you compete with. The demographic changes he sees are not just about the aging population. He cites obesity as a very important driver given the impact it has on consumer needs and access to healthcare services and pharmaceutical products. "We think that's a wonderful trend," he says with a wry smile.



How to Get a Job in Investment Management

Gabelli was very clear in giving advice on how we should approach recruiting in what he referred to as Theory A: "Don't take your talents and go and work for a mutual fund. Go to a hedge fund." As the audience members who had just spent their summer at venerable firms like Fidelity Investments, T Rowe Price and American Century reconsidered their options he quickly followed with Theory B: "Who cares?"

Gabelli made it clear that his firm only hired PhDs - and by that he means "poor, hungry and driven." A large component of the investment philosophy he promotes is in-depth, independent, and company-specific research. This is not just kicking the tires of companies being researched. This is developing relationships with them so over time the analyst understands the motives behind management decisions - a vital element for the research driven element of what Gabelli is offering to customers.

Gabelli's job advice mirrors what he's set out to achieve with his business. "Figure out what you want to do and how to make money for the customer."

Private Market Value and Graham & Dodd

Similar to one of his heroes, Warren Buffett (see below), Gabelli was a disciple of the investment approach taught by Graham and Dodd. He shared a clip of a series of lectures he had recorded from his former Professor at Columbia University in the 1970s discussing the concept of "Private Market Value." "Was private market value merely intrinsic value dressed up to make it more appealing?" The difference was that Private Market Value equaled intrinsic value plus a control premium. Valuation of companies using this concept is now the basis for the way Gabelli researches each stock.

Gabelli also shared with us a clip from one of his favorite movies, The Graduate. In much the same way as the character played by Dustin Hoffman was searching for what he wanted to do in life when he was offered the one word advice "plastics", Gabelli feels Graham and Dodds' work served as a Rosetta stone for those who were trying to figure out what they wanted to do in investing.

Heroes

Gabelli lists as his heroes several names that are all very well known to those that have even the remotest interest in investing. Peter Lynch - the former Fidelity superstar, and also a Wharton Graduate (1968), who Gabelli believes brought integrity back into the world of mutual funds; John Bogle - the founder and former head of The Vanguard Group, who Gabelli credits for introducing choice to investors through passive /index funds ("introduced mindless investing"); Bill Gates - for many reasons but also because he is the single largest shareholder of Gabelli; and, of course, Warren Buffett (pronounced as if you were getting a meal in Las Vegas). Interestingly, he's also quite enamored with Elliot Spitzer, who Gabelli feels is important in keeping the system honest.

He also couldn't resist an opportunity to look for ideas amongst the audience and encouraged us to let him know when we find something interesting. "After all," he says, "who else would you want to trust?" Perhaps that's the line J. Lo's next husband can use. ■


DEALS . . .
DEALS . . .
AND MORE
DEALS
Risk Arbitrage –
The Announcement of a Merger is the Beginning of an Opportunity
REGINA M. PITARO
MANAGING DIRECTOR
GABELLI ASSET MANAGEMENT INC.

ISBN: 0967832004

Gabelli University Press


GLOBAL
INVESTING
THE GABELLI WAY

ISBN: 0471209821

John Wiley & Sons, Inc.

Available at www.gabelli.com and www.amazon.com.


EPS
PMV
MANAGEMENT
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GAMCO Investors, Inc.
One Corporate Center, Rye, New York 10580-1422
www.gabelli.com
800-GABELLI • info@gabelli.com